ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61[redacted]-94, 42-64-95

04036875

«24» августа 2004 г. № 13-497

[private and confidential, by courier]

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington N.W., D.C. 20549

SEC MAIL PROCESSING RECEIVED SEP 10 2004 WASH, D.C. 208 SEC

Re: OJSC "Surgutneftegas" (File No. 82-4302), Rule 12g3-2(b)

Ladies and gentlemen,

Since OJSC "Surgutneftegas" (hereinafter referred to as "the Company") is exempted from submitting all accounting reports under Rule 12g3-2(b) adopted as an amendment to Securities Exchange Act 1934, we submit you **Quarterly Report of OJSC Surgutneftegas for the first quarter of 2004**. Please find enclosed English-language translation of the document.

This information is provided in compliance with Section (b) (1) (i) Rule 12g3-2 of Securities Exchange Act; it is understood that this information and documents are not to be registered by Securities and Exchange Commission and can not therefore entail any liability in compliance with Section 18 of Securities Exchange Act.

If you have any questions or comments about the enclosed document, please do not hesitate to contact **Anton Molchanov** at **+7 (095) 928 52 71** or **Andrei Serebriakov** at **+7 (3462) 42 63 41.** Please date the enclosed copy of this letter and send it back to **Tatyana Makarkina**, **Moscow representative office of OJSC "Surgutneftegas", ul. Myasnitskaya 34, Str. 1, Moscow, 101000 Russia.**

Enclosure: 1 copy on 143 pages.

Yours sincerely,

Sergei A. Fedorov
Deputy Director General on Securities

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

Molchanov
777 34 16

9/14

QUARTERLY REPORT

SECURITIES ISSUER

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

for II Quarter 2004

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

The information contained in the present quarterly report is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Acting Director General Date: August 11, 2004	______________________	N.I.Matveev name
Chief Accountant Date: August 11, 2004	______________________	M.N.Globa name

STAMP

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
E-mail: ***AMolchanov@msk.surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Index

INTRODUCTION

The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

Abbreviated name.
OJSC "Surgutneftegas"

Location, mailing address and phone numbers.
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28*** Fax: ***(3462) 42-64-94***
E-mail: ***secretary@surgutneftegas.ru***
Website where the present report is available in full:
www.surgutneftegas.ru

Information on the placed securities.
Type: ***shares***
Category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***35,725,994,705***

Type: ***shares***
Category: ***preferred***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***7,701,998,235***

Other information that the Issuer may consider relevant to provide.
Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:
- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of the ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 1-01-00155-A dated June 24, 2003;
- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;

MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 2-01-00155-A dated June 24, 2003.

"The present quarterly report contains estimates and forecasts of the Issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the Issuer's main industry and the Issuer's operating results, including the Issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the Issuer's management bodies, since for many reasons the Issuer's future actual operating results may differ from the forecast results. Acquisition of the Issuer's securities may entail risks described in the present quarterly report".

1. Summary on the persons on the Issuer's management bodies, the Issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present report.

1.1 Persons on the Issuer's management bodies.

The Issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Date of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***

Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***

The individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body

1.2. Information on the Issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702810700000400368***
Account type: ***settlement***
Account number: ***40702810800000300368***
Account type: ***current***
Account number: ***40702810900000200368***
Account type: ***current***
Account number: ***40702810300001100368***
Account type: ***card account***
Account number: ***43807810200000200368***
Account type: ***deposit***
Account number: ***40702978900000100368***
Account type: ***current foreign currency account, euro***
Account number: ***42102840500000100368***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840500000300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400000400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300000500368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840900001200368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300002100368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840200002200368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100002300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840000002400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***40702810700000100684***
Account type: ***settlement***
Bank identification code: ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Moscow BRANCH of Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***MF CJSC "SNGB"***
Location: ***107045, the city of Moscow, Ananievsky pereulok, 5, building 3***

Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810300070000034***
Account type: ***settlement***
Bank identification code: ***044552698***
Correspondent account of the banking institution: ***30101810800000000698***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Savings Bank of Russia OJSC***
Location: ***117997, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***42106840700020046025***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046011***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300020046027***
Account type: ***deposit in foreign currency, from 181 days up to 1 year, USD***
Account number: ***42106840900020046029***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840600020046002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046023***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840800020046006***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046007***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046008***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of the Savings Bank of Russia OJSC***
Location: ***625023, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Account number: ***42106840567020000001***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution:
Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), South West Bank, Tuapse OSB 1805
Abbreviated name of the banking institution: ***South West Bank, Tuapse OSB 1805 of the Savings Bank of Russia OJSC***
Location: ***344006, the city of Rostov-on-Don, ul. Pushkinskaya, 116***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810230050100115***
Account type: ***settlement***
Bank identification code: ***046015602***
Correspondent account of the banking institution: ***30101810600000000602***

Full corporate name of the banking institution:
Surgut Branch No.5940 of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)
Abbreviated name of the banking institution: ***Surgut Branch 5940 of the Savings Bank of Russia***
Location: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***42106840267170000002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***42102810300010137605***
Account type: ***deposit***
Account number: ***42102840500010132302 / 601633USD4105 05***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840400010147794 / 601633USD4111 05***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42108840200010148975 / 601633-USD-4058-02***
Account type: ***card account in foreign currency, USD***
Account number: ***42108840500010148976 / 601633-USD-4078-02***
Account type: ***special insurance currency account, USD***
Bank identification code: ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Branch «Petersburg Branch» of Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***Branch «Petersburg Branch» of International Moscow Bank (CJSC)***
Location: ***191025 Saint-Petersburg, Naberezhnaya reki Fontanki, 48/2***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000020407178***
Account type: ***settlement***
Bank identification code: ***044030858***
Correspondent account of the banking institution: ***30101810800000000858***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (OJSC)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996 Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Bank identification code: ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Bank of Gas Industry "Gazprombank" (Closed Joint Stock Company)***
Abbreviated name of the banking institution: ***AB "Gazprombank" (CJSC)***
Location: ***117418 Moscow, ul. Novocheryomushkinskaya, 16, building 1***
Taxpayer identification number of the banking institution: ***7744001497***
Account number: ***40702810800000002623***
Account type: ***settlement***
Bank identification code: ***044525823***
Correspondent account of the banking institution: ***30101810200000000823***

Full corporate name of the banking institution: ***Tuapse Branch of Joint Stock Commercial Bank "Yugbank" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Tuapse Branch of OJSC AKB "Yugbank"***
Location: ***352800 Tuapse, ul. Gertsena, 3***
Taxpayer identification number of the banking institution: ***2310042974***
Account number: ***40702810200001201439***
Account type: ***settlement***
Bank identification code: ***040364899***
Correspondent account of the banking institution: ***30101810000000000899***

Full corporate name of the banking institution: ***Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC AKB "ROSBANK"***
Location: ***107078 Moscow, ul. Mashi Poryvaevoy, 11***
Taxpayer identification number of the banking institution: ***7730060164***
Account number: ***40702810700001013054***

Account type: ***current***
Account number: ***42104840500000013054***
Account type: ***deposit in foreign currency, from 91 days up to 180 days, USD***
Bank identification code: ***044525256***
Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution: ***Bank of Foreign Economic Activity of the USSR***
Abbreviated name of the banking institution: ***Vnesheconombank of the USSR***
Location: ***103810 GSP-78, Moscow, prospekt Akademika Sakharova, 9***
Taxpayer identification number of the banking institution: ***7708011796***
Account number: ***40502840609882059800***
Account type: ***blocked account***
Account number: ***40702R77709882039800***
Account type: ***blocked account, exchange rubles, Korea***
Bank identification code: ***044525060***
Correspondent account of the banking institution: ***30101810500000000060***

1.3. Information on the Issuer's auditor(s).

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: rosexpertiza@glasnet.ru
Information on Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of the Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003.

The Auditor's independence from the Issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on works conducted by the Auditor as part of its specific auditing tasks: ***In November 2003, LLC "Rosekspertiza" as part of agreed-upon auditing procedures examined the data contained in the tables on mobilization equipment, prepared by the Company as of 01.01.2003 as required by Provision on Procedures of Economic Encouragement of Preparation of Mobilization of the Economic System No.GG-181, 13-6-5/9564, BG-18-01/3 approved by the Ministry of Economic Development and Trade of the Russian Federation, the Ministry of Finance of the Russian Federation and the Ministry of Taxes of the Russian Federation dated 02.12.2002.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
- LLC "Rosekspertiza" and its officers do not have any share in the Company's charter capital and are not the Company's shareholders;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time the Company's officer.

Procedure for determining the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders a commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects, estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports, estimation of traveling expenses, as well as provides a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration due to LLC "Rosekspertiza". The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Information on the Issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, apt. 15***
Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***fdp@fdp.ru***

Information on Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2004***
The body that issued the license: ***Ministry of Property Relations of the Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on reproduction cost of fixed assets as of 01.01.2004.***

1.5. Information on the Issuer's advisors.

The Issuer has no financial advisor.

1.6. Information on the other persons who signed the present quarterly report.

Name: ***Globa Mikhail Nikolaevich***
Company: ***OJSC "Surgutneftegas"***
Position: ***Chief Accountant***
Tel.: ***(3462) 42 69 39*** Fax: ***(3462) 42 58 09***

2. Information on the Issuer's financial and economic position.

2.1. The Issuer's financial and economic performance indicators:

The financial and economic indicators for the reporting period have been analyzed as of the end of the reporting quarter on an accrual basis (Form 2).

The indicators behavior analysis for the reporting period has been performed in comparison to the reporting period of the previous financial year.

Item	As of 30.06.2003	As of 30.06.2004
The Company's net assets value, thousand RUR	*488,619,686*	*582,733,217*
Raised funds to capital and reserves, %	*5.84*	*5.35*
Short-term liabilities to capital and reserves, %	*5.58*	*4.96*
Cover of debt servicing payments, RUR/RUR	*2.42*	*2.95*
Debt in arrears, %	*0.88*	*0.02*
Net assets turnover, times	*0.20*	*0.22*
Payables turnover, times	*4.38*	*4.83*
Receivables turnover, times	*3.37*	*4.75*
Share of profit tax in pre-tax profit, %	*17.37*	*22.46*

Net assets value evidences that the Company's financial position is stable.

The Company's dependence on external investors (i.e. "Raised funds to capital and reserves" and "Short-term liabilities to capital and reserves") has not changed significantly and is extremely low.

Higher receivables turnover is due to better counteragents' accuracy of payments and increased sales. The Company's credit risk is minimal.

2.2. Market capitalization.

Market capitalization for the previous five financial years is calculated as a sum of products of the amounts of shares of each category and weighted average prices of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in December of the corresponding complete financial year.

Market capitalization for 2Q2004 is calculated as a sum of products of the amount of shares of each category and weighted average price of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in May 2004:

Period: 1999
Market capitalization: ***$6,286,557,753***

Period: 2000
Market capitalization: ***$8,600,550,747***

Period: 2001
Market capitalization: ***$11,999,520,907***

Period: 2002
Market capitalization: ***$12,597,329,217***

Period: 2003
Market capitalization: ***$23,455,881,946***

Period: 2 Quarter 2004
Market capitalization: ***$27,180,530,961***

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 30.06.2004 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term	15,019,576	0	0	0	13,564,313	2,280,926

and long-term liabilities						
Total accounts payable, including:	*15,019,576*					
- due to suppliers and contractors	*1,852,526*					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	*1,622,895*					
- due to the budget and non-budget funds	*8,931,118*					
- other accounts payable	*2,613,037*					
Total loans					*3,011*	*1,453,654*
Total borrowings, including:					*4,724,987*	*188,166*
- bonded loans						
Other liabilities					*8,836,315*	*639,106*

Total overdue accounts payable, including:	*7,445*					
- due to the budget and non-budget funds						
-due to suppliers and contractors	*7,445*					
Loans in arrears						
Borrowings in arrears						

There are no creditors who account for at least 10 per cent of the total accounts payable as of 30.06.2004.

2.3.2. Credit history.

There are no credit agreements and/or loan agreements, valid as of the last day of the reporting quarter, with the principal amounting to or exceeding 10 per cent of the Company's net assets value as of the last day of the reporting period, which precedes conclusion of the corresponding agreement.

2.3.3. The Issuer's liabilities relating to backing provided to third parties.

The Company has no liabilities relating to backing provided to third parties.

2.3.4. The Issuer's other liabilities.

The Company has no other liabilities not shown on its balance sheet.

2.4. Objectives of the issues and information of the use of funds generated by placement of issuing securities.

The Company did not place any securities in the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

Major factors affecting oil prices in the short and middle term perspective are the following:

- Changes in global markets:

- the economic situation in major oil consuming countries (the US and the European Union);

- OPEC decisions on oil supplies to global markets;

- military conflict escalation in the Middle East;

- Changes in the Russian market:

- pace of oil export capacity expansion;

- the economic situation and growth trends in the Russian Federation;

- world oil price fluctuations affecting profitability of oil and petroleum products exports by rail.

2.5.2. Country and region risks.

The Company's core business is located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast and in the northwestern and central regions of the Russian Federation. The fact that we are committed to the efficiency of our business aimed at long-term growth, social responsibility to the country, society and employees, and that Russia and those regions where we operate have been demonstrating sustainable development in recent years, removes any grave country- and region-related political risks.

Geographically, the regions where the Company does its business are unlikely to face any major seismic hazard or to experience more natural disasters than any other region of the Russian Federation on average.

2.5.3. Financial risks.

One of the primary earning activities of the Company is export of oil and petroleum products to foreign markets. As a rule, export payments are made in US dollars, which brings about US dollar foreign exchange risks. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of substantial cash assets to be spent on strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for investment projects return.

2.5.4. Legal risks.

Changes in tax laws, i.e. higher tax rates or different scheme or time frame for calculation and payment of taxes, may reduce the Company's profit.

Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align the Company's operations with the new requirements. However, this risk should be considered low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out its activities, which are to be licensed, or when compliance with requirements will entail excessive expenses, which may result in the Company terminating this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

Federal Law No.173-FZ "On Currency Exchange Regulation and Currency Control" of December 10, 2003 provides for the obligation to reserve monetary funds in the Russian Federation currency (inter alia, by residents) on a separate account with an authorized bank before some exchange transactions specified in the above law are conducted, which is to result in a partial outflow of cash to be further reserved.

Order No. 243 of the Government of the RF dated 17.05.2004 "On Approval of Crude Oil and Oil Products Export Duties..." increases the crude oil and oil products export duties (from USD 35.2/ton up to USD 41.6 and from USD 31.7/ton up to USD 37.5, correspondingly). Such changes may impact the amount of net profit of the Company, which directly depends on the export duties on oil and oil refining products.

2.5.5. Risks related to the Issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in prices in both world and domestic markets, expansion of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the Issuer.

3.1. The Issuer's history

3.1.1. Information on the Issuer's corporate name (name):
The Issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"

Information on the alterations in the Issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Information on the state registration of the Issuer.

The date of the state registration of the Issuer: ***06.05.1993***
Number of the state registration certificate (or other document confirming the state registration of the Issuer): ***12-4782***
The body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
The body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Information on the Issuer's establishment and evolution.

The Issuer's life period: ***The Company was established on 06.05.1993 in accordance with Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, which was accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995, approved the new edition of the Company's Charter, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***

The period when the Issuer ceases to exist: ***indefinite.***

Corporate purpose: ***the main corporate objective is profit earning.***

Other information: ***no other information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the Issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***

E-mail: ***secretary@surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company
Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***
E-mail: ***invz@wsnet.ru***
Website: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Name: ***Moscow Representative Office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Head: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Term of the Power of Attorney: ***31.12.2004***

Name: ***Saint Petersburg Representative Office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Head: ***Manoilin Viktor Ivanovich***
Opening date: ***28.05.1998***
Term of the Power of Attorney: ***23.10.2004***

3.2. The Issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The Issuer's core economic activity.
Industry classification of the Issuer: according to the All-Russia Classifier of Economic Activities, the code of the Issuer's main activity is OKVED 11.10.11, Crude Oil and Petroleum (Associated) Gas Production.

Core economic activity: ***Oil and associated gas production is the core economic activity.***

Items	**Unit**	**2Q2004**
Operating revenues	***RUR '000***	***69,294,056***
Change against previous reporting period	***%***	***16.6***
Share of operating revenues in total revenues	***%***	***98.0***

The reason why revenues changed by 10% or more against the previous reporting period: ***The reasons why the operating revenues in the reporting period increased were higher prices for crude oil and oil products in world and domestic markets.***

Seasonal character of the main activities (seasons): ***The character of OJSC "Surgutneftegas" activities is not seasonal.***

3.2.3. Main types of goods (works, services).

Main types of goods that account for no less than 10% of sales

Item	Unit	2Q2004
Oil production	*'000 tons*	*14,621.4*
Oil sales	*'000 tons*	*11,425.5*
Average oil price	*RUR/ton*	*4,478.9*
Oil sales proceeds (at the Company's values)	*RUR '000*	*51,173,958*
Share in total proceeds	*%*	*73.9*
Price index (as compared with the preceding reporting period)	*%*	*111.5*
Oil products sales	*'000 tons*	*2,964.9*
Average oil products price	*RUR/ton*	*4,730.2*
Oil products sales proceeds	*RUR '000*	*14,024,680*
Share in total proceeds	*%*	*20.2*
Price index (as compared with the preceding reporting period)	*%*	*122.1*
Industrial producer price index	*%*	*107.5*

Higher prices for oil and oil products in the reporting period are subject to higher world oil and oil products prices.

Marketing of each main type of goods

Type of goods	Marketing scheme for goods (works, services)	2Q2004
		% of sales
- oil	*- though Commission Agent* *- direct sales*	*11.1* *62.8*
- oil products	*- though Commission Agent* *- direct sales*	*4.8* *15.4*

Breakdown of the Company's costs of production and sale of each main type of goods

Item of cost	Oil products	Oil and gas production
	2Q2004	2Q2004
	%	%
Raw materials and supplies	*71.45*	*0.00*
Acquired components and semi-finished articles	*0*	*1.93*
Works and production services rendered by third parties (including structural units)	*26.54*	*23.48*
Fuel	*0*	*0.58*
Energy	*0*	*3.49*

Labor costs	*0*	*6.62*
Interest on credits	*0*	
Rental payment	*0*	*0.17*
Social expenditure	*0*	*1.24*
Depreciation of fixed assets	*0*	*23.20*
Taxes included in production costs	*2.01*	*36.48*
Other expenses	*0*	*2.81*
amortization of intangible assets	*0*	*0.02*
remuneration for rationalization proposals	*0*	*0.00*
compulsory insurance payments	*0*	*0.46*
entertainment expenses	*0*	*0.07*
other	*0*	*2.26*
Total costs of production and sale of goods	*0*	*100.00*
Proceeds from sale of goods, %	*20.2*	*77. 7*

The accounting statements of the Company as of June 30, 2004 have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The Issuer's suppliers providing more than 10% of overall material assets delivered, with their share in total supplies specified:

The Issuer has no suppliers providing more than 10% of overall material assets delivered.

Import accounted for 11.31% in total supplies of material assets delivered in the second quarter of 2004.

3.2.5. Marketing outlets for the Issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	*2Q 2004*
- on the territory of Russia	***The Volga Federal District The Northwest Federal District The Central Federal District The Far East Federal District***
- export	***European countries CIS countries***

OIL PRODUCTS	2Q 2004
- on the territory of Russia	*The Northwest Federal District*
- export	*European countries*

Lower world oil and oil products prices, higher transport tariffs and possible export quota restrictions are some of the factors that can adversely affect our sales.

To minimize this impact, the Company is going to monitor prices in global and domestic oil and oil products markets and to adjust export volumes according to prices.

3.2.6. Activities concerning working capital and reserves.

Item	1H2003	1H2004
Inventory turnover ratio, times	*3.80*	*4.88*

The Company's higher turnover ratio implies acceleration of turnover of inventory, which means that the reporting period saw better efficiency of use of the Company's resources as compared with the same period of the previous year and saw released funds from circulation.

The Company's working capital and reserves strategy.
The Company's working capital and reserves strategy involves lower working capital turnover with the same level and structure of current assets.

3.2.7. Raw materials.

The Company does not use any raw materials while conducting its core business (production of oil and gas).

3.2.8. Major competitors.

In recent years the Russian oil industry trends have been considerably determined by a strong growth of world demand for hydrocarbons. Since 1999 world market conditions have been improving and thus have let oil companies increase production through capital investments in reserve development and a greater number of fields and licenses acquired through purchase of oil producing assets. Besides, the application of advanced technologies making it possible to increase the efficiency of reservoir development as far as a rate of growth, lower operating expenses, and a higher oil recovery factors are concerned, promoted the overall production growth of the industry. Throughout the period from 1999 to 2003 the aggregate oil production growth amounted to 38%.

Over the past five years the Company has enjoyed a 44% increase in oil production, this is higher than an average growth in the industry. The steady growth was due to lavish capital investments in the development of old and new fields, comprehensive application of advanced technologies allowing for a higher oil recovery factor at the Company's oil fields.

Since the global market for oil and oil products is quite active, and the export capacity of Russian transportation systems as well as the consumer demand at the domestic market are limited, the Company's key competitors in terms of production are oil majors, which produce and market oil and petroleum products in Russia.

In 2Q2004, the Company produced 14.621 mn tons of oil, 3.469 bn tons of gas, a 10% and 3.4% increase correspondingly as compared with the previous reporting period.

The Company supplies oil and petroleum products to a variety of export markets, such as European countries and the CIS.

The Northwest Federal District, the Volga Federal District, the Central Federal District and the Far East Federal District are the key domestic markets for the Company's products.

Oil production of our major competitors, the largest Russian companies.

Company	Country of incorporation	Oil production, thousand tons					Share in Russian production, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoil	Russia	*53,354*	*62,178*	*62,916*	*75,474*	*78,870*	*17*	*19*	*18*	*20*	*19*
YUKOS	Russia	*34,188*	*49,547*	*58,113*	*69,387*	*80,747*	*11*	*15*	*17*	*18*	*19*
Surgutneftegas	Russia	*37,573*	*40,621*	*44,028*	*49,208*	*54,025*	*12*	*13*	*13*	*13*	*13*
TNK	Russia	*20,060*	*30,842*	*40,607*	*37,501*	*42,961*	*7*	*10*	*12*	*10*	*10*
Sibneft	Russia	*16,323*	*17,199*	*20,593*	*26,327*	*31,394*	*5*	*5*	*6*	*7*	*7*
Rosneft	Russia	*12,554*	*13,473*	*14,942*	*16,112*	*19,568*	*4*	*4*	*4*	*4*	*5*
Slavneft	Russia	*11,930*	*12,497*	*14,928*	*14,700*	*18,097*	*4*	*4*	*4*	*4*	*4*
Sidanco	Russia	*19,555*	*10,689*	*9,135*	*16,263*	*18,618*	*6*	*3*	*3*	*4*	*4*
Bashneft	Russia	*12,261*	*11,941*	*11,864*	*12,015*	*12,046*	*4*	*4*	*3*	*3*	*3*
Tatneft	Russia	*24,065*	*24,337*	*24,612*	*24,612*	*24,669*	*8*	*8*	*7*	*6*	*6*
Oil majors, total		*241,862*	*273,323*	*301,736*	*341,599*	*380,995*	*79*	*85*	*87*	*90*	*90*
Russian production		*304,994*	*323,224*	*348,067*	*379,628*	*421,347*	*100*	*100*	*100*	*100*	*100*

Gas production of our major competitors, the largest Russian companies.

Company	Country of incorporation	Gas production, mn. cub. meters					Share in Russian production, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoil	*Russia*	*2,971*	*3,602*	*3,722*	*4,276*	*4,699*	*1*	*1*	*1*	*1*	*1*
YUKOS	*Russia*	*1,211*	*1,583*	*1,707*	*2,392*	*3,448*	*0*	*0*	*0*	*0*	*1*
Surgutneftegas	*Russia*	*11,118*	*11,144*	*11,103*	*13,304*	*13,883*	*2*	*2*	*2*	*2*	*2*
TNK	*Russia*	*1,834*	*2,901*	*4,692*	*3,640*	*4,974*	*0*	*0*	*1*	*1*	*1*

Sibneft	*Russia*	*1,345*	*1,428*	*1,639*	*1,402*	*1,986*	*0*	*0*	*0*	*0*	*(*
Rosneft	*Russia*	*4,908*	*5,628*	*6,131*	*6,460*	*7,018*	*1*	*1*	*1*	*1*	*1*
Slavneft	*Russia*	*713*	*719*	*1,390*	*559*	*823*	*0*	*0*	*0*	*0*	*(*
Sidanco	*Russia*	*2,093*	*1,305*	*715*	*1,130*	*1,844*	*0*	*0*	*0*	*0*	*(*
Bashneft	*Russia*	*421*	*391*	*374*	*366*	*369*	*0*	*0*	*0*	*0*	*(*
Tatneft	*Russia*	*742*	*749*	*753*	*718*	*728*	*0*	*0*	*0*	*0*	*(*
Oil majors, total		*27,355*	*29,450*	*32,224*	*34,246*	*39,770*	*5*	*5*	*6*	*6*	*(*
Russian production		*589,690*	*584,186*	*581,509*	*595,373*	*620,325*	*100*	*100*	*100*	*100*	*10(*

Initial crude oil processing of our major competitors, the largest Russian companies.

Company	Country of incorp.	Initial processing, thousand tons					Share in Russian processing, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoil	*Russia*	*20,509*	*23,176*	*22,730*	*33,941*	*34,271*	*12*	*13*	*13*	*18*	*18*
YUKOS	*Russia*	*25,542*	*23,056*	*16,543*	*30,924*	*30,949*	*15*	*13*	*9*	*17*	*16*
Surgutneftegas	*Russia*	*17,152*	*15,967*	*15,868*	*14,812*	*15,296*	*10*	*9*	*9*	*8*	*8*
TNK	*Russia*	*21,966*	*22,466*	*11,801*	*15,519*	*15,749*	*13*	*13*	*7*	*8*	*8*
Sibneft	*Russia*	*12,459*	*12,555*	*13,258*	*13,264*	*13,832*	*7*	*7*	*7*	*7*	*7*
Rosneft	*Russia*	*7,342*	*8,381*	*7,753*	*8,404*	*9,638*	*4*	*5*	*4*	*5*	*5*
Slavneft	*Russia*	*9,776*	*10,826*	*11,476*	*11,833*	*11,739*	*6*	*6*	*6*	*6*	*6*
Sidanco	*Russia*	*3,272*	*3,671*	*13,542*	*4,636*	*4,642*	*2*	*2*	*8*	*3*	*2*
Tatneft	*Russia*	*0*	*0*	*5,915*	*5,347*	*6,326*	*0*	*0*	*3*	*3*	*3*
Oil majors, total		*118,018*	*120,098*	*118,886*	*138,679*	*142,442*	*70*	*69*	*67*	*75*	*75*
Russian processing		*168,886*	*174,604*	*178,362*	*184,961*	*189,478*	*100*	*100*	*100*	*100*	*100*

Key competitive strengths of the Company:

- ***extensive application of advanced oil production technologies;***

They allow us to profit from difficult-to-recover reserves production and keep our costs competitively low; furthermore, they let us maintain the highest oil recovery ratio in the industry;

- ***the Company's own service divisions.***

The Company's service divisions, involved in geological exploration, drilling, well construction, transportation, mechanic engineering and research, enable it to expand into new regions and control capital and operating expenses in production sector;

- ***convenient location of the Company's refinery in Leningradskaya Oblast: It makes for efficient exports of petroleum products;***
- ***high level of gas production;***

Efficient utilization of gas resources, the Company's experience in the gas production and processing sector and in power generation makes it possible for the Company to expand its operations in the gas sector and the power industry.

3.2.9. Information on licenses.

Number: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Chaprovsky licensed area***

Number: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yutymsky licensed area***

Number: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Yutymsky licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***04.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sakhalinsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Synyegansky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***26.12.2018***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***26.09.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, oil and gas production within Larkinsky licensed area***

Number: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Karpamansky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***19.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tundrinsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Rogozhnikovsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Khorlorsky licensed area***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN No.11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Vostochno-Mytayakhinsky licensed area***

Number: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, production of oil and gas within Ovlikhlorsky licensed area***

Number: ***YaKU No.12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources within the Tsentralny block of the Talakan oil-gas condensate field***

Number: ***KhMN No.01061 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN No.01062 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN No.01070 NP***
Date of issue: ***20.08.1999***
Date of expiry: ***19.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Verkhne-Semiegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Surgutsky 1st exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Surgutsky 2nd exploration block***

Number: ***YaKU No.11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources within Khoronovsky exploration block***

Number: ***YaKU No.11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Kedrovy exploration block***

Number: ***YaKU No.11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Peleduisky exploration block***

Number: ***NRM No.12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Sarutayusky exploration block***

Number: ***NRM No.12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Korobkovsky exploration block***

Number: ***NRM No.12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Syamayusky exploration block***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Tonchinsky licensed area***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Yurievskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Fedorovsky licensed area***

Number: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Synyegansky licensed area***

Number: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rogozhnikovsky licensed area***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry: ***04.12.2020***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yeloviy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***08.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***

Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No.01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No.01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No.01720 VE***
Date of issue: ***11.04.2003***

Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No.01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry: ***21.09.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymsky licensed area***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry: ***24.03.2005***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00251 TODIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***

Date of expiry: ***17.12.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00253 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry: ***15.07.2005***
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
The body that issued the license: ***RF Ministry of Communication***

Range of activity: ***rendering local and intra-area telephone communication services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry: ***28.04.2005***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***ID No.04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***62EK No.01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK No.01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR No.01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No.01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR No.01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No.01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry: ***03.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK No.01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK No.01-6195***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK No.04-6200***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT No.04-6201***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST No.04-6202***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT No.04-6203***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting***, ***start-up and commissioning of gas facilities***

Number: ***62IR No.01-6218***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK No.006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
The body that issued the license: ***Administration of Northern Caucasus Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***62EK No.01-6220***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural resources production installations***

Number: ***62VR No.01-6219***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry: ***22.08.2004***
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***62Pr No.04-6217***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094/1***
Date of issue: ***05.09.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of Health Care "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry: ***12.09.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry: ***28.09.2004***
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry: ***25.12.2004***
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry: ***11.01.2005***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***51EK No.04154***
Date of issue: ***11.12.2001***
Date of expiry: ***11.12.2004***
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***

The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.03-6894***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***62EK No.10-2004***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (TsPTO)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2004***
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry: ***31.08.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry: ***21.09.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry: ***28.12.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***01.10.2001***
Date of expiry: ***01.10.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***01.02.2002***
Date of expiry: ***01.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***08.02.2002***
Date of expiry: ***08.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***

Range of activity: ***electric systems operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of potentially explosive production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***

The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***communication channels lease***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor-vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor-vehicles, equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor-vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***GS-5-86-02-27-0-860206555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

3.2.10. The Issuer's joint activity.

In the reporting period, the Company and other organizations did not conclude any joint activity agreements.

As of 30.06.2004

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Invest-Zaschita"	***Profit earning***	***55,840.00***
Limited Liability Company "Neft-Konsalting"	***Profit earning***	***47.50***
Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"	***Profit earning***	***759,750.00***
Limited Liability Company "Central Surgut Depositary"	***Profit earning***	***4,426.31***
Limited Liability Company "PA "Kirishinefteorgsintez"	***Profit earning***	***3,517.68***
Limited Liability Company "Leasing Production"	***Profit earning***	***9,791.65***
Closed Joint Stock Company "Surgutneftegasbank"	***Profit earning***	***1,078,026.34***

3.2.11. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations.

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.12. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction.

For information on licenses, please refer to Item 3.2.9.
Rule No. 3314-1 of the Supreme Council of the RF "On Procedure for Putting into Execution Statute on Procedure for Licensing Subsurface Use" dated 15 July, 1992 and Law No. 2395-1of the RF "On Subsurface" dated 21 February, 1992 govern the process of license grant and renewal.

Given considerable gas reserves and gas extraction, the Company seeks to increase the earning capacity of the sector through a complete production

chain encompassing gas extraction and refining. To that end, in January of 2002 OJSC "Surgutneftegas" founded Gas Processing Division.

The Company pays all sorts of taxes and effects all kinds of payments stipulated by the Laws of the Russian Federation and by Legal Acts of the Khanty-Mansiysky Autonomous Okrug based on the laws of the Russian Federation and will continue to do so within established periods.

"KINEF" Ltd. located in the city of Kirishi represents the sector of oil refining and petrochemistry.

The company's marketing network comprises five enterprises which are located in the north-west of Russia and dominate the region's fuel markets. The following are the enterprises: Limited Liability Company "Kaliningradnefteprodukt", Limited Liability Company Marketing Association "Tvernefteprodukt", Limited Liability Company Marketing Association "Pskovnefteprodukt", Limited Liability Company "Novgorodnefteprodukt", Open Joint Stock Company "Lennefteprodukt".

3.4. Plans for the Issuer's future activity.

In 2004, the Company will go on to enlarge its resource base through prospecting and acquisition of hydrocarbon reserves.

On its license blocks in Western Siberia, the Company is planning to more than triple seismic investigations, conduct deep prospect drilling at 11 structures, construct 81 prospecting and exploratory wells, and deepen 39 development wells.

Conducting exploration work in Eastern Siberia, the Company in 2004 will construct 3 exploratory wells and draw up a long-term exploration work program for this particular region.

This year targets in terms of oil and gas production are 58.6 mn tons and 14.5 bcm correspondingly.

Besides, the Company is planning to bring into production five new oil-fields: Larkinskoe, Synyeganskoe, Yukyaunskoe, Severo-Labatyuganskoe located in Khanty-Mansiysky Autonomous Okrug, and the Cental Block of Talakanskoe located in the Republic of Sakha (Yakutia). Above that, the Company is planning to construct 848 new producing wells; applying various stimulation methods, to treat over 5,000 wells of operating well stock; to perform 536 hydrofrac well-operations, to carry out 343 side-tracking operations.

The Company will process over 3.8 bcm of gas. It will go on to carry out the Gas-Processing Plant Up-Dating Project, which, when completed, will allow to process up to 7 bcm of gas.

As for its "KINEF" refinery, the Company will continue with the construction of the deeper conversion plant and the modernization of the production facilities, with the latter aimed at higher durability and triennial overhaul period of the equipment. The Company's target in terms of oil refining is 15.9 mn tons.

3.5. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies, and associations.

The organization's full name: ***Association "Information and Cooperation Council of the Fuel and Energy Complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

3.6. The Issuer's subsidiaries and in-house companies.

No.	Full and abbreviated firm name, location	Reasons why a company is recognized as a subsidiary or an in-house company of OJSC "Surgutneftegas"	OJSC "Surgutneftegas" share in the charter capital of a subsidiary or an in-house company (subsidiary's or in-house company's ordinary stock share owned by OJSC "Surgutneftegas")	Subsidiary's (in-house company's) share in the charter capital of OJSC "Surgutneftegas" (OJSC "Surgutneftegas" ordinary stock share owned by a subsidiary or an in-house company)	A company's basic activity	The significance of a company for activities of OJSC "Surgutneftegas"
1.	*Limited Liability Company "Invest-Zaschita" LLC "Invest-Zaschita" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*87.25%*	*0.0912%*	*- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading*	*Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas"*
2.	*Limited Liability Company "Investsibirstroy" LLC "Investsibirstroy" Location: Russian Federation, Tyumenskaya Oblast, Surgut*	*Overwhelming participation in the charter capital*	*100%*	-	*- construction and repairs of trunk pipelines through which oil, gas, and water are transported - housing and recreation facilities construction*	*Boosting construction potential of OJSC "Surgutneftegas"*
3.	*Closed Joint Stock Company "Surgutneftestroy" CJSC "Surgutneftestroy" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*100% (100%)*	-	*Being dissolved*	*Being dissolved*
4.	*Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas" LLC "Strakhovoye Obshchestvo "Surgutneftegas"*	*Overwhelming participation in the charter capital*	*99.97%*	-	*- providing various types of insurance*	*Insuring OJSC "Surgutneftegas" assets*

	Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut					
5.	*Limited Liability Company "Neft-Konsalting" LLC "Neft-Konsalting" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*95%*	*0.0079 (0.0019)*	*- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading*	*Developing the region's securities market infrastructure. Profit earning*
6.	*Limited Liability Company "Central Surgut Depositary" LLC "Central Surgut Depositary" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*63.233%*	*0.0378% (0.0446%)*	*- depositary activity*	*Developing the region's securities market infrastructure.*
7.	*Closed Joint Stock Company "Surgutneftegasbank" CJSC "SNGB" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*91.591% (93.4382%)*	-	*- conducting bank transactions*	*Conducting settlement operations, cash payments and other bank transactions for OJSC "Surgutneftegas"*
8.	*Limited Liability Company "Production Association "Kirishinefteorgsintez" LLC "KINEF" Location: RF, Leningradskaya oblast, Kirishi*	*Overwhelming participation in the charter capital*	*99.9904%*	-	*- oilstock refining, manufacturing and marketing of oil products: - automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of*	*Refining of oil supplied by OJSC "Surgutneftegas"*

					refining and petrochemistry.	
9.	*Limited Liability Company "Kaliningradnefteprodukt" LLC "Kaliningradnefteprodukt" Location: RF, Kaliningrad*	*Overwhelming participation in the charter capital*	*100%*	-	*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas" group*
10.	*Limited Liability Company "Leasing Production" LLC "Leasing Production" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug – Yugra, Surgut*	*Overwhelming participation in the charter capital*	*93.0917%*	-	*- agency business, marketing, consulting services*	*Profit earning*
11.	*Limited Liability Company Marketing Association "Tvernefteprodukt" LLC "MA "Tvernefteprodukt" Location: RF, Tver*	*Overwhelming participation in the charter capital*	*100%*	-	*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
12.	*Limited Liability Company "Novgorodnefteprodukt" LLC "Novgorodnefteprodukt" Location: RF, Veliky Novgorod*	*Overwhelming participation in the charter capital*	*100%*	-	*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
13.	*Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities") OJSC "Lengiproneftekhim" Location: RF, Saint Petersburg*	*Overwhelming participation in the charter capital*	*100%*	-	*- designing of structures and buildings, including process designing of fuel, production and refining structures and facilities*	*Developing projects for the companies of "Surgutneftegas" group*

14.	*Limited Liability Company Marketing Association "Pskovnefteprodukt"* *LLC "Pskovnefteprodukt"* *Location: RF, Pskov*	*Overwhelming participation in the charter capital*	*100%*	-	*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
15.	*Limited Liability Company "Surgutneftegasburenie"* *LLC "Surgutneftegasburenie"* *Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*100%*	-	*- construction of oil/gas development and injection wells*	*Boosting construction potential of OJSC "Surgutneftegas"*
16.	*Open Joint Stock Company "Sovkhoz "Chervishevsky"* *OJSC "Sovkhoz "Chervishevsky"* *Location: Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*	*Overwhelming participation in the charter capital*	*99.9994%* *(99.9994%)*	-	*- grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork*	*Supplying the workforce of OJSC "Surgutneftegas" with products of agricultural industry*
17.	*Limited Liability Company "Surgutmebel"* *LLC "Surgutmebel"* *Location:* *Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut District, p. Barsovo*	*Overwhelming participation in the charter capital*	*100%*	-	*- wooden construction materials*	*Manufacturing construction materials, components, and assemblies for the needs of OJSC "Surgutneftegas"*
18.	*Open Joint Stock Company "Surgutpolimer"* *OJSC "Surgutpolimer"* *Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Participation in the charter capital*	*30%* *(30%)*		*Being liquidated*	*Being liquidated*

3.7. The constitution, structure, and cost of the Issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the Issuer's fixed assets.

3.7.1. Fixed assets

RUR '000

No.	Name of fixed assets group	Full value prior to reappraisal	Written down (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Written down (net of depreciation) value after reappraisal
1	Land and objects of nature management	***3,514***	***3,514***	***as of 01.01.2004***	***3,514***	***3,514***
2	Buildings	***36,966,873***	***26,083,940***		***41,593,713***	***29,971,611***
3	Plant	***405,372,989***	***136,768,307***		***479,261,971***	***170,727,234***
4	Machinery and equipment	***98,854,579***	***43,234,049***		***117,846,953***	***52,745,389***
5	Transport vehicles	***16,434,191***	***6,564,339***		***16,894,899***	***6,947,406***
6	Production and economic fittings	***1,068,604***	***479,732***		***1,292,151***	***550,115***
7	Perennial growing stock	***1,190***	***1,078***		***15,709***	***15,370***
8	Other types of fixed assets	***3,358,723***	***2,517,590***		***76,753***	***41,313***
	Total, RUR:	***562,060,663***	***215,652,549***		***656,985,663***	***261,001,952***

The method of reappraisal of fixed assets.
The reappraisal of fixed assets was based on the market value of correspondent fixed assets.

Data on plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.
As of the end of the reporting quarter there were no plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets.

Data on all facts of encumbrance of the Company's fixed assets.
There are no encumbered fixed assets.

3.7.2. The cost of the Issuer's real property.

As of 30.06.2004 RUR '000

Name	Acquisition (replacement) cost	Accumulated depreciation
Real property	*526,769,452*	*331,582,593*

As of 01.01.2004, gross (replacement) cost of the Company's real property was revaluated and totaled RUR 520,874,907 thousand.

4. Information on the Issuer's financial and economic activities.

4.1. Results of the Issuer's financial and economic activities.

4.1.1. Profit and Loss

Item	1H2003	1H2004
Sales proceeds, RUR '000	*95,662,184*	*128,705,617*
Gross profit, RUR '000	*34,502,954*	*56,109,277*
Retained profit, RUR '000.	*23,743,479*	*36,122,924*
Labor capacity, RUR '000 / person	*1,114*	*1,547*
Capital productivity ratio, %	*43.64*	*51.27*
Return on assets, %	*4.66*	*5.94*
Return on equity capital, %	*4.86*	*6.20*
Product (sales) profitability, %	*29.55*	*37.45*
Uncovered loss as of the reporting date, RUR '000	*0*	*0*
Uncovered loss as of the reporting date to grand total ratio	*0*	*0*

The above figures have been analyzed as of the end of the reporting quarter, i.e. in reference to Form 2, on an accrual basis. The figures are compared to the same period of the last financial year.

The trends and absolute values of return on assets and return on equity capital prove the strong financial position of the Company.

4.1.2. Factors which caused a change in the Issuer's proceeding from sales of goods, products, works and services as well as in the Issuer's operating loss (profit).

The major factor in contributing to the higher proceeding from sales recorded in the reporting quarter was favorable world oil and oil product prices, and increased output of products.

4.2. The Issuer's liquidity position.

Reporting period figures have been analyzed against the same reporting period of the last financial year.

Item	As of 30.06.2003	As of 30.06.2004
Working capital, RUR '000	*169,424,838*	*169,768,103*
Leverage ratio	*0.04*	*0.04*

Independent means autonomy ratio	*0.96*	*0.96*
Working capital-to-inventory ratio	*10.54*	*11.42*
Fixed asset index	*0.65*	*0.71*
Current liquidity ratio	*9.61*	*8.59*
Quick liquidity ratio	*8.68*	*7.86*

Relying on the above figures one can come to a conclusion that the Company enjoys a high level of financial solvency. The figures demonstrating the liquidity of the Company's balance sheet are many times larger than the standards. The Company has enough resources to fully meet all obligations from liquid assets. The Company is financially independent and has enough resources to independently acquire new assets and carry out production modernization programs in the short term.

4.3. The size, structure, and sufficiency of the Issuer's capital and current assets.

4.3.1. The size and structure of the Issuer's capital and current assets:

RUR '000

Item	As of 01.01.2004	As of 30.06.2004
Capital and reserves, total, i including:	*549,196,593*	*576,815,002*
charter capital *(According to the Company's Charter)*	*43,427,993*	*43,427,993*
own shares bought back from shareholders	-	-
reserve capital	*6,514,198*	*6,514,198*
added capital	*361,246,646*	*372,177,060*
retained profit	*138,007,756*	*154,695,751*

RUR '000

Item	As of 01.01.2004	As of 30.06.2004
Amount of the Issuer's current assets, total, including:	*193,291,086*	*195,880,549*
inventory	*14,458,817*	*14,866,129*
VAT on acquired values	*1,773,817*	*1,745,800*
receivables	*24,164,248*	*27,085,376*
short-term financial investments	*36,399,460*	*28,348,416*
cash	*635,465*	*497,402*
other current assets	*115,859,279*	*123,337,426*

Reserve capital is formed in accordance with the legislation of the Russian Federation and the Company's constituent documents.
The increase in the amount of added capital as of 01.01.2004 is due to additional appraisal of the amount of fixed assets.
The increase in current assets throughout the period under analysis was due to larger volume of sales by the Company.
The Company's current assets are financed through its own funds.
Item 3.2.6 of the present quarterly report contains the information on the Company's policy on current assets financing.

4.3.2. Capital and current assets sufficiency

RUR '000

Item	As of 30.06.2003	As of 30.06.2004
Sufficiency of the Company's equity capital	453,930,432	548,231,113
Sufficiency of the Company's current assets	191,379,340	195,864,234

Item	As of 30.06.2003	As of 30.06.2004
Average daily operating expenses, RUR '000/day	72	91

The data of the accounting reports and items being calculated prove the fact that the Company has sufficient equity capital and current assets to settle short-term liabilities and cover its current operating expenses.

4.3.3. Cash funds.

The Company's demand for cash funds for the third quarter and for the whole 2004 is based on the Company's need to carry out its production program and production modernization plan.
Sources to meet the demand for cash funds are the Company's own funds, including profit for the current period and prior periods. Since the Company has enough cash on deposit and in other financial investments, it is able not to use borrowed funds.
There are no bank accounts attached. A bank's file does not contain any accounts payable.

4.3.4. The Issuer's financial investments.

The Company does not have financial investments constituting 10 and more per cent of all its financial investments as of the end of the reporting quarter.

4.3.5. The Issuer's intangible assets.

As of 30.06.2004

RUR '000

Name of the group of intangible assets	Acquisition (replacement) cost	Accumulated depreciation
Intangible assets, total	290,001	140,830
Including intellectual property (exclusive rights on the results of intellectual property)	290,001	140,830

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" ratified by Order of the Ministry of Finance of the RF No91n dated 16 October 2000.

4.4. Data on the Issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

1. OJSC "Surgutneftegas" research and development (R&D) activity.
In 2004, research engineers at the Company's R&D Institute "SurgutNIPIneft" have been carrying out 65 research projects, which translated into RUR 167.4 mn in 1H2004.

As part of these projects, they draw up field development plans, create geologic and mathematical models of producing fields, conduct production tests on exploratory and development wells, study core samples and reservoir fluids.

Experimental field operations include introduction of drilling mud, cements, insulating compositions and well killing fluids developed by the Company's specialists, as well as simulation of in-situ combustion processes.

The Company's research team also provides engineering and process solutions for horizontal wells construction in Bazhenov suites under abnormal formation pressure conditions, and creates advanced oil recovery technology for low-productive US_2 horizons to be used for well opening, completion and killing.

Methods of economic assessment of project designs are enhanced on a constant basis with economic environment and tax law taken into account.

The introduction of laboratory equipment in the cities of Surgut and Tyumen, the quest for a larger accrediting area and new research methods, the mastering of advanced software tools are in progress.

Much work has been under way on the method, software, and administrative support for the integrated geological-geophysical data bank, on the preparation of long-term stimulation of formation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.

Moreover, much work has been under way on advanced training of scientific personnel.

The research engineers are regular participants of sessions on wells research and scientific-and-feasible conferences. Besides, they contribute to various scientific and technical publications.

Twenty-three out of 141 R&D projects were completed in the first half of 2004.

2. The efficiency of completed R&D projects, technical upgrading plans.

The Company's investments in its R&D sector in 1H2004 totaled RUR 30,850 thousand.

1. Introduction of new equipment.

The Company's technical upgrading plan for 2004 includes 272 measures intended to introduce new equipment and technology.

Some of the most efficient measures are:

installation of new units such as Heater Treater;

construction of gas turbine power plants (GTPP);

well recovery through sidetracking operations;

application of biopolymer drilling mud in well construction.

The above measures involve 42 structural units of the Company and a number of contractors.

The greatest economic effect of the measures performed to upgrade the Company's production facilities was achieved in the following sectors:

well servicing and workover;

well construction;

oil treatment;

R&D and design and exploration work.

2. New equipment and technology tests.

A pilot project plan for 2004 to test prototypes of new equipment and technology comprises 44 exercises.

In 1H2004, the Company carried out the following tests:

perforating gun PMI-54 (modularized);

ZPMS packer (PPDS analogy);

nut tapper and hydraulic shears for well workover;

hydraulic cement valve "Cemcheckvalve" used for sidetracking operations;

"Baro-Trol" inhibitors for drilling mud;

improved automated group metering units with Coriolis acceleration flowmeters;

vehicle maintenance practices based on microprocessor engine control system, etc.

3. *OJSC "Surgutneftegas" rationalization, inventive, and patent activity.*

In the first half of 2004, 1,573 authors took part in rationalization activity. As many as 980 rationalization proposals were introduced.

In the first half of 2004, the Company executed and sent Rospatent's Federal Institute of Industrial Property 25 applications, including: 1 invention, 3 utility models, 21 software tools and databases.

The Company obtained 14 documents of title (together with those sent earlier), including 3 patents for inventions, 6 patents for utility models, 5 data

base official registration certificates, and 5 resolutions to grant documents of title, including 2 patent for inventions, and 3 patents for utility models.

Four more applications for inventions, 1 application for a utility model, 17 applications for software tools and data bases official registration are pending.

Documents of title to R&D products obtained under the patent plan increased the cost of intangible assets by RUR 19.215 mn in 1H2004.

4.5. Analysis of trends in the oil business.

Despite a 4% growth in world oil production to 79.31 mn b/d, the oil market remained quite active throughout the reporting year. Brent (Dated) average leaped to 28.83 USD/bbl in 2003 from 25.02 USD/bbl in 2002. The average price for Russian export crude Urals (Med) climbed 13.9% up against the previous year settling at 27.04 USD/bbl.

Soaring demand and high oil and gas prices the world markets witnessed during the last few years were the driving forces that influenced the trend and pace of Russian oil sector development.

In 2003, Russian oil production increased by 11% to 421.3 mn tons leading the country as the world's largest oil producer with an 11% share in global oil output. Domestic gas production grew by 4% and totaled 620.3 bcm with over 40 bcm of associated petroleum gas produced by Russian oil companies. Over the past few years, they have accounted for 6% of total domestic gas production. However, following higher domestic gas prices and possible gas supplies to end users, the country's market has demonstrated a growing tendency to step up the rate of gas production by Russian oil companies, which hit 16% in 2003.

Initial oil refining in Russia rose by more than 2% year-on-year and amounted to about 190 mn tons in 2003. Gasoline and diesel fuel output increased 1.2% and 2.4 correspondingly; fuel oil output remained at year-ago level; oils and lubricants output went 9.6% up compared to the previous year.

Against the backdrop of stable domestic consumption of 80 mn tons of oil products a year and low Russian oil products market potential, oil and refined products export to foreign markets has come to the fore as a major factor of the industry's development.

Throughout 2003, Russian oil export increased by some 10% against the previous year and totaled around 190 mn tons. The upward trend was further supported by expanding export capacities of Open Joint Stock Company "AK "Transneft". High oil prices were another contributing factor that pushed up oil exports by rail and by sea.

The above economic performance of 2003 appears to be encouraged by the following recent developments in the sector:

- *the situation on world oil markets is quite favorable, oil consumption is growing by 1.5% to 2% annually;*
- *the capacity of the domestic oil products market is limited to 80 mn tons a year, and domestic oil products demand is almost flat;*
- *oil production in Russia has been aggressively growing ever since with international markets rising;*
- *more oil and oil products have been exported via Transneft and Transnefteprodukt systems as well as by other means of transportation;*
- *new oil and gas bearing areas have been discovered in Timano-Pechora and Eastern Siberia, offshore in the Caspian sea and the northern seas;*
- *new oil delivery routes are being developed to tap the U.S. and Asian Pacific Region markets;*
- *as domestic gas prices have been rising, independent producers have increased gas production.*

The Company is one of the largest and fastest growing oil and gas producers in Russia. In 2003, the Company accounted for 13% of Russian oil production, about 2% of the country's gas production and some 8% of initial oil refining in the Russian Federation.

The Company's growth largely depends on development of the Russian oil industry in general. To enhance its performance in the long run, the Company takes advantages of the current industry trends.

On the production side, we broke through a fifty million benchmark and produced 54 mn tons of oil, an 11% increase.

The Company relied more heavily than ever on advanced technologies employed in field development and hydrocarbon production, namely the construction of horizontal wells, simultaneous drilling, sidetracking, and hydraulic fracture operations. To a considerable extent it is the application of such technologies that let the Company increase the average well flow rate by 10%.

Making efforts to strengthen the Company's productivity, we carried on reducing costs and streamlining our expenditure monitor system. That resulted in the economy cut of more than RUR 30 per a ton of oil produced. Besides, we introduced Capital Development Investments Record and Analysis Information Systems as well as Operational Costs Record and Analysis Information Systems with a breakdown of data into fields and wells.

Above that, last year the Company succeeded in providing an additional impetus to its gas sector: gas extraction was enhanced by 4% to around 14 bcm, gas processing grew by 36% to 4 bcm. We went on modernizing and

rehabilitating our gas processing plant; once all the work aimed at the improvement is accomplished, gas-processing capacities will be almost doubled.

As for its energy sector, the Company was engaged in the construction of new gas turbine electric power stations at its remote fields; electric-power generation rose by 8% to over 300 mn kWh, as compared to the previous year.

On the downstream side, extensive work was done to upgrade the technology of petroleum refining and increase conversion ratios, produce new products and improve the environmental image of existing ones. Our top-priority investment project in this area is construction of the hydrocracker at our refinery.

The Key Risks Related to the Company's Operations section contains a list of some major factors that may deeply affect the Company's performance.

The Issuer believes that its activity in the industry has been a success. The Company managed to boost oil refining, bring production, refining and transportation technology up to date, improve management practices, and cut down expenses. The Issuer's performance is either in line with the industry trends or leading the industry.

5. Detailed information on persons being members of the Issuer's management bodies, agencies supervising its financial and economic activities, and summary on its staff (employees).

5.1. Information on structure and competence of the Issuer's management bodies.

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the

Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.
The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:
1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;
2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;
3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;
4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;
5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;
6) to adopt resolutions to restructure the Company;
7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;
8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;
9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;
10) to approve the Company's auditor;
11) the procedure of general shareholders' meeting;
12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;
14) share split and share consolidation;
15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";
17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;
18) to increase the Company's charter capital through placement of additional shares through private subscription;
19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;
20) to increase the Company's charter capital through increase in par value of shares;
21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;
22) to approve in-house documents governing the activities of the Company's bodies;
23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents):
The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;

4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;
11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;
12) the placement by the Company:
- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;
18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;
19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;

20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;
23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):
The competence of Director General of the Company includes the following:

1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;
2. to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;
3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;

4. to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5. to deal with issues concerning investments to develop enterprises and organizations;

6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;

7. to approve the manning table, the maintenance budget, the amount and the type of remuneration of labor paid to the Company's employees, Labor Internal Regulations and duty regulations for all categories of the Company's employees;

8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labor treaties (contracts) with the employees on behalf of the Company;

9. to tackle the issues related to the social development of the Company and its subsidiaries;

10. to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

5.2. Information on persons being members of the Issuer's management bodies.

Board of Directors (Supervisory Board).

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***
Positions within last 5 years:
Period: -
Company: ***no***
Position: ***Does not hold a post***

Share in the Issuer's charter capital: ***0.0087%***
Share of the Issuer's common stock: ***0.01%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Members of the Board of Directors:
Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.0048%***
Share of the Issuer's common stock: ***0.0054%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: - ***1999 – October 2003***

Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: - ***1999 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3674%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0002%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's common stock: ***no share***
Shares in the Issuer's subsidiary/subordinated companies:

no shares

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.0105%***
Share of the Issuer's common stock: ***0.0122%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.035%***
Share of the Issuer's common stock: ***0.0418%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2001***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction – Capital Construction Division Head***

Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the Issuer's charter capital: ***0.0206%***
Share of the Issuer's common stock: ***0.024%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the Issuer's charter capital: ***0.0018%***
Share of the Issuer's common stock: ***0.0022%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Executive body:
Single executive body (the data are the same when authority is delegated to the executive manager):

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***

Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***1999 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***1999 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3674%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the Issuer.

Remuneration paid to members of the Issuer's Board of Directors in 2003 (RUR): ***19,625,000***

Total (RUR): ***19,625,000***

Remuneration for members of the Company's Board of Directors is paid in accordance with the Company's Charter.

5.4. Data on the structure and competence of the control authorities supervising the Issuer's financial and economic activities.

The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can s/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Commission conducts a yearly audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Commission at any time on its own initiative,

in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit the Auditing Commission draws a conclusion.

The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.

To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's placed shares.

5.5. Information on persons being members of the Issuer's financial and economic activity control authorities.

Persons on the control authorities:
Name: ***Belousova Tatyana Mikhailovna***
Year of birth: ***1946***
Education: ***higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Chief Accountant, Auditing Department Head***

Share in the Issuer's charter capital: ***0.0015%***
Share of the Issuer's ordinary shares: ***0.0014%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***

Year of birth: ***1948***
Education: ***higher professional***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Finance Division Head***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Finance Division Head***

Share in the Issuer's charter capital: ***0.0002%***
Share of the Issuer's ordinary shares: ***0.0003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: ***secondary professional***
Positions within last 5 years:

Period: ***1999 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Branch No. 1***

Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's ordinary shares: ***no share***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Kinship (if any): ***no***

5.6. Information on remuneration, benefits and/or reimbursement for expenses to the financial and economic activity control authorities.

Remuneration paid to the members of the Company's Auditing Commission in 2003 (RUR): ***174,406***
Total (RUR): ***174,406***

Remuneration to the members of the Company's Auditing Commission is paid in accordance with contracts concluded with them.

5.7. Information on the number and summary data on education, on categories of the Issuer's employees (workers), and on changes in the number of the Issuer's employees (workers).

Average number of employees (wage-earners) and the amount of allocations for wages and public assistance.

Item	2Q2004
Average number of employees, persons	*82,730*
Volume of money intended for remuneration of labor, RUR '000	*6,573,756.3*
Volume of money intended for public assistance, RUR '000	*120,427.6*
Total volume of applied funds, RUR '000	*6,694,183.9*

Age and education breakdown of the Issuer's employees (wage-earners)

Item	2Q2004
Employees under 25 years of age, %	*10.20*
Employees in the 25-35 age range, %	*27.00*
Employees in the 35-55 age range, %	*59.90*
Employees over 55 years of age, %	*2.90*
TOTAL *Including those with:*	*100*
general secondary education or complete general education, %	*62.47*
basic or secondary professional education, %	*19.85*
higher professional education, %	*17.59*
postgraduate professional education, %	*0.09*

The employees (wage-earners) of the Company formed a trade union committee.

5.8. Information on any obligations of the Issuer to its employees (wage-earners) relating to their possible participation in the Issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. Information on the Issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

6.1. Information on the number of the Issuer's shareholders (participants).

Total number of shareholders (participants): ***41,632***
Total number of nominee shareholders: ***28***

6.2. Information on the Issuer's participants (shareholders) who hold not less than 5% of its charter (reserve) capital (co-op share fund) or not less than 5% of its ordinary shares; information on participants (shareholders) of such persons who hold not less than 20% of their charter (reserve) capital (co-op share fund) or not less than 20% of their ordinary shares.

Shareholders (participants) holding not less than 5 per cent of the Issuer's charter capital or not less than 5 per cent of its ordinary shares:

1. Name: ***"ING BANK (EVRAZIYA) ZAO"***
Location: ***123022, Moscow, ul. Krasnaya Presnya, 31***
Share of the commercial organization in the Issuer's charter capital: ***15.648%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***8.617%***
Form of the registered entity: ***a nominee shareholder***

2. Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share in the Issuer's charter capital: ***21.358%***
Fraction of the Issuer's ordinary shares: ***23.307%***
Form of the registered entity: ***a nominee shareholder***

3. Name: ***Closed Joint Stock Company "International Moscow Bank"***
Location: ***119034, Moscow, Prechistenskaya nab., 9***
Share in the Issuer's charter capital: ***7.726%***
Fraction of the Issuer's ordinary shares: ***9.392%***
Form of the registered entity: ***a nominee shareholder***

6.3. Information on the share of the state or municipal formation in the Issuer's charter (reserve) capital (co-op share fund), on a special right ("golden share").

Share of the Issuer's charter capital held by the state (federal authorities, constituents of the RF) municipal authorities: ***no share***

Special right for the Russian Federation, constituents of the Russian Federation, and municipalities to participate in management of the Issuer ("golden share"): ***no such right***

6.4. Information on restrictions on participation in the Issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Information on changes in the list of the Issuer's shareholders (participants) holding not less than 5 per cent of its charter (reserve) capital

(co-op share fund) or not less than 5 per cent of its ordinary shares, and their shares.

No.	Date of making the list	Full name	Abbreviated name	Share in the charter capital, %	Fraction of ordinary shares, %
1	17.03.2000	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	6.74	8.46
2	17.03.2000	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	45.4	56.34
3	17.03.2000	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		N/A	20.42
4	13.05.2000	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	9.61	11.44
5	13.05.2000	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	8.52	10.36
6	13.05.2000	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	36.77	42.17
7	13.05.2000	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		13.6	13.74
8	16.03.2001	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	6.29	7.64
9	16.03.2001	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	10.53	12.55
10	16.03.2001	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	36.77	42.17
11	16.03.2001	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		18.93	15.04
12	12.02.2002	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	10.53	12.55
13	12.02.2002	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		20.93	16.94
14	12.02.2002	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	36.77	42.17
15	31.01.2003	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	10.52	12.52
16	31.01.2003	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		21.21	16.72
17	2.02.2004	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		14.8824	8.09

6.6. Information on transactions conducted by the Issuer which were of proprietary interest.

Such transactions were not conducted in the reporting quarter

6.7. Information on accounts receivable.

Accounts receivable as of 30.06.2004

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	over 12 months
Total accounts receivable, including:	*25,919,530*	*0*	*0*	*0*	*0*	*1,165,846*
buyers and customers, including: *overdue*	*19,228,420* *47,374*					*9,205* -
bills receivable	*75,200*					
subsidiaries' and subordinate companies' amounts due						
participants' (founders') arrears of charter capital contributions						
advances issued	*1,633,921*					*34,125*
other debtors	*4,981,989*					*1,122, 516*
Total	*25,919,530*	*0*	*0*	*0*	*0*	*1,165,846*

As of 30.06.2004, there are no accounts receivable amounting to at least 10 per cent of the total accounts receivable.

7. Accounting reports of the Issuer and other financial information.

7.1. Annual accounting reports of the Issuer.

Not subject to presentation in the reporting quarter

7.2. Accounting reports of the Issuer as of 30.06.2004.

See Appendix 1

7.3. Consolidated accounting reports of the Issuer for the last complete financial year.

See Appendix 2

7.4. Information on the total amount of export and on share of export in total sales.

Item	Unit	2Q2004
Earnings derived from exports - total	*RUR '000*	*50,243,672*
Sales proceeds	*RUR '000*	*69,294,056*
Fraction of earnings derived from exports	*%*	*72.5*

7.5. Information on major changes in the Issuer's property after the end of the last complete financial year.

There were no major changes in the Issuer's property after the end of the last full financial year.

7.6. Information on the Issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the Issuer.

There were no litigations which could have substantially affected activities of OJSC "Surgutneftegas" for three years prior to the last day of the reporting quarter.

8. Additional information on the Issuer and issuing securities placed by the Issuer.

8.1. Additional information on the Issuer.

8.1.1. Information on amount and structure of the Issuer's charter (reserve) capital (co-op share fund).

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:

Ordinary shares:
- number (shares): ***35,725,994,705***
- total amount (RUR): ***35,725,994,705***
- share in the charter capital: ***82.265%***

Preferred shares:
- number (shares): ***7,701,998,235***
- total amount (RUR): ***7,701,998,235***
- share in the charter capital: ***17.735%***

Information on American Depository Receipt programs on the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company:

Program starting date is *December 30, 1996.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:
Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company:

Program starting date *is March 1998.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:
Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

8.1.2. Information on changes in the amount of the Issuer's charter (reserve) capital (co-op share fund).

Period: 1999
The amount of the charter capital did not change.

Period: 2000
The amount of the charter capital as of January 1, 2000 (RUR): 31,427,992,940
Breakdown of the charter capital by categories of shares as of January 1, 2000:

Ordinary shares:
  total amount (RUR): 23,725,994,705
  share in the charter capital: 75.493%
Preferred shares:
  total amount (RUR): 7,701,998,235
  share in the charter capital: 24.507%

The Company's administrative body, which took a decision to change the amount of the Company's charter capital: Board of Directors

Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8
Amount of the charter capital after changes (RUR): 43,427,992,940

Breakdown of the charter capital by categories of shares after changes:
Ordinary shares:
total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2001
The amount of the charter capital did not change.

Period: 2002
The amount of the charter capital did not change.

Period: 2003
The amount of the charter capital did not change.

8.1.3. Information on formation and use of reserve fund and other funds of the Issuer.

Reserve Fund was formed in compliance with the Russian law and constituent documents of the Company. The amount of the Company's reserve fund shall be equal to at least 15% of the Company's charter capital. It is formed through compulsory annual deductions amounting to at least 5 per cent of net profit of the Company until the required amount is accumulated.

RUR '000

Fund name	As of 30.06.2004	
	Amount of fund in terms of money	Amount of fund as fraction of Company's charter capital,%
Reserve fund	*6,514,198*	*15.00*

8.1.4. Information about convening and holding a meeting (session) of the supreme administrative body of the Issuer.

General shareholders' meeting is the supreme administrative body of the Company.

A notice about a general shareholders' meeting in given within the period of time stipulated by the Federal Law "On Joint Stock Companies".

A notice about a general shareholders' meeting should include:
full corporate name and location of the Company;

form of a general shareholders' meeting (a meeting or absent voting;
date, venue, and time of a general shareholders' meeting, as well as mailing address for completed ballot papers to be sent to the Company;
if a general shareholders' meeting is held as absent voting, the deadline for accepting ballot papers and mailing address for completed ballot papers to be sent to;
date of compiling the list of persons entitled to participate in a general shareholders' meeting;
minutes of a general shareholders' meeting;
procedure of providing the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.

Information about convening a general shareholder's meeting is published in "Neft Priobya" newspaper. Minutes of a general shareholders' meeting can not be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the minutes, as well as alter the minutes.

General shareholders' meetings may be annual and extraordinary.

The annual general shareholders' meeting is convened by the Company's Board of Directors annually, not earlier than two months and not later than six months after a financial year has finished, in the order provided for by the Company's Charter.

All the other general shareholders' meetings except for an annual shareholders' meeting are extraordinary meetings. The extraordinary general shareholders' meeting is convened by the Company's Board of Directors either on its own initiative, at the written request of the Auditing Commission, the Company's Auditor, or a shareholder/shareholders who own not less than 10% of the Company's voting shares as of the date such request is submitted. Such request should state the issues to be included in the minutes of a meeting as well as specify the reasons for them to be included in the minutes. It should be signed by a person/persons requesting an extraordinary general shareholders' meeting.

Shareholders (a shareholder) of the Company who own not less than 2 per cent of the Company's voting shares are entitled to introduce issues to the minutes of an annual general shareholders' meeting not later than 30 days after a financial year has finished; they are also entitled to propose candidates to the Company's Board of Directors and Auditing Commission but the number of candidates can not exceed the number of members of the corresponding bodies, and to nominate a candidate for a position of an individual executive body.

Issues are included in the agenda of a general shareholders' meeting if made in writing; they shall state name(s) of shareholder(s) proposing the issue, number and category (type) of shares they hold. Nomination of candidates to the Company's Board of Directors and Auditing Commission (including self-

nomination) shall be made in writing and shall state the name of a candidate (if a candidate is a shareholder of the Company), number and category (type) of shares he/she holds, name(s) of shareholder(s) nominating the candidate, and number and category (type) of shares they hold.

The Company's Board of Directors is to review submitted proposals and make a decision to include them in the minutes of an annual general shareholders' meeting or to reject not later than 5 days after the deadline for submitting proposals to the minutes and nominating candidates. The Board of Directors' decision to reject a proposal to introduce an issue to the minutes or to confirm a nomination is to be sent to a shareholder(s) who has/have proposed an issue or a nomination not later than three days after it has been taken.

The Company's Board of Directors sets (determines) the following: date, venue and time of a general shareholders' meeting, its minutes and order, date of compiling a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, a list of documents (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.

8.1.5. Information on commercial organizations where the Issuer holds either not less than 5 per cent of the charter (reserve) capital (co-op share fund) or not less than 5 per cent of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.0019%***
Fraction of the Issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The Issuer's share in the charter capital of the commercial organization: ***100%***

Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

3. Full name: ***Closed Joint Stock Company "Surgutneftestroy"***
Abbreviated name: ***CJSC "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Executive Body of the organization, Board of Directors: ***None. The firm is under liquidation.***

4. Full name: ***Limited Liability Company Marketing Association "Pskovnefteproduktˮ***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Isakov Vladimir Borisovich***
Year of birth: ***1945***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0002%***

5. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***

Location: ***RF, Tver***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***0.0015%***
Fraction of the Issuer's ordinary shares: ***0.0017%***

6. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

7. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8. *Full name:* **Limited Liability Company "Surgutneftegasburenie"**
Abbreviated name: **LLC "Surgutneftegasburenie"**
Location: **Russian Federation, Tyumenskaya Oblast, Surgut**
The Issuer's share in the charter capital of the commercial organization: **100%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Loginovskaya Lyudmila Aleksandrovna**
Year of birth: **1950**
Share in the Issuer's charter capital: **0.0058%**
Fraction of the Issuer's ordinary shares: **0.007%**

9. *Full name:* **Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities")**
Abbreviated name: **OJSC "Lengiproneftekhim"**
Location: **Russian Federation, Saint Petersburg**
The Issuer's share in the charter capital of the commercial organization: **100%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **100%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Chairman of the Board of Directors of the organization:
Name: **Kunitsyn Yury Aleksandrovich**
Year of birth: **1939**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Members of the Board of Directors:
Name: **Tyurev Petr Borisovich**
Year of birth: **1957**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Deshin Leonid Anatolyevich**
Year of birth: **1960**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Minin Igor Vladimirovich**
Year of birth: **1965**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Poroshin Vassily Alekseevich**
Year of birth: **1938**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Potapov Sergei Sergeevich**
Year of birth: **1951**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Ilyina Galina Leonidovna**
Year of birth: **1947**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Morozenko Olga Nikolaevna**
Year of birth: **1951**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Fomin Alexander Stepanovich**
Year of birth: **1941**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

The executive body of the organization:
Name: **Fomin Alexander Stepanovich**
Year of birth: **1941**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

10. Full name: **Open Joint Stock Company "Sovkhoz "Chervishevsky"**
Abbreviated name: **OJSC "Sovkhoz "Chervishevsky"**
Location: **Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo**
The Issuer's share in the charter capital of the commercial organization: **99.9994%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **99.9994%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the Issuer's charter capital: ***0.0052%***
Fraction of the Issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kosenkov Yakov Alekseevich***
Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kurochkin Viktor Vasilyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The executive body of the organization:
Name: ***Kosenkov Yakov Alekseevich***
Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

11. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***

Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0003%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

12. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
The Issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.0063%***
Fraction of the Issuer's ordinary shares: ***0.0075%***

13. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the Issuer's charter capital: ***0.0079%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.0019%***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.0026%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

14. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***91.591%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***93.4382%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no***

fraction

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.3028%***
Fraction of the Issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0104%***
Fraction of the Issuer's ordinary shares: ***0.0126%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0003%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Chairperson of the managing executive committee of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0025%***
Fraction of the Issuer's ordinary shares: ***0.003%***

Members of the managing executive committee of the organization:
Name: ***Zakharova Nina Aleksandrovna***
Year of birth: ***1946***

Share in the Issuer's charter capital: ***0.0041%***
Fraction of the Issuer's ordinary shares: ***0.005%***

Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalievich***
Year of birth: ***1973***
Share in the Issuer's charter capital: ***0.0003%***
Fraction of the Issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilyevich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***0.0014%***
Fraction of the Issuer's ordinary shares: ***0.0014%***

Name: ***Pastukhova Galina Afanasievna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0028%***
Fraction of the Issuer's ordinary shares: ***0.0033%***

15. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the Issuer's charter capital: ***0.0912%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

*Board of Directors****: not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Piskunov Alexander Vladimirovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***0.0000***
Fraction of the Issuer's ordinary shares: ***no fraction***

16. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the Issuer's charter capital: ***0.0378%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.0446%***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0000%***

17. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The Issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***30%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization: ***none. The firm Is under liquidation.***

18. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***18.1818%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

Members of the Board of Directors
Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0043%***
Fraction of ordinary shares: ***0.0049%***

Name: ***Egorov Oleg Yuryevich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***0.0002%***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Gabdulkhakov Ruslan Rinatovich***
Year of birth: ***1975***
Share in the Issuer's charter capital: ***no share***
Fraction of ordinary shares: ***no fraction***

The executive body of the organization:
Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0043%***
Fraction of ordinary shares: ***0.0049%***

19. Full name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Abbreviated name: ***OJSC "Giprotyumenneftegas"***
Location: ***RF, Tyumen***
The Issuer's share in the charter capital of the commercial organization: ***11.2255%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***14.9672%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Ovsiy Leonid Ivanovich***
Year of birth: ***1937***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***

Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Kornilov Yury Nikolaevich***
Year of birth: ***1942***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Daugalaite Yanina Antanovna***
Year of birth: ***1980***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Revenko Vladimir Mikhailovich***
Year of birth: ***1947***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Pleshakova Elena Vasilyevna***
Year of birth: ***1969***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Sheshukov Alexander Ivanovich***
Year of birth: ***1955***
Share in the Issuer's charter capital: ***0.0006%***
Fraction of the Issuer's ordinary shares: ***0.0002%***

Name: ***Shamsadov Alikhan Usamovich***
Year of birth: ***1978***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Binder Oleg Lazarevich***
Year of birth: ***1939***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Members of the managing executive committee of the organization:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Sokolov Sergei Mikhailovich***
Year of birth: ***1944***
Share in the Issuer's charter capital: **no share**

Fraction of the Issuer's ordinary shares: **no fraction**

Name: ***Kornilov Yury Nikolaevich***
Year of birth: ***1942***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Puchkov Vassily Nikolaevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Nagaev Alexander Romualdovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Rakitin Vladimir Borisovich***
Year of birth: ***1945***
Share in the Issuer's charter capital: ***0.0042%***
Fraction of the Issuer's ordinary shares: ***0.0045%***

Name: ***Shendel Anatoliy Nikolaevich***
Year of birth: ***1955***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Palyanov Petr Aleksandrovich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Gorbatikov Viktor Andreevich***
Year of birth: ***1930***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Medunin Vladimir Dmitrievich***
Year of birth: ***1949***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The executive body of the organization:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

20. *Full name:* **Open Joint Stock Company "Khantymansiyskintersport"**
Abbreviated name: **OJSC "Khantymansiyskintersport"**
Location: **RF, Tyumenskaya Oblast, Khanty-Mansiysk**
The Issuer's share in the charter capital of the commercial organization: **10%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **10%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Bondarev Nikolai Petrovich**
Year of birth: **1945**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

21. *Full name:* **Limited Liability Company "Leasing Production"**
Abbreviated name: **LLC "Leasing Production"**
Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut**

The Issuer's share in the charter capital of the commercial organization: **93.0917%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Ashikhmin Vladimir Petrovich**
Year of birth: **1954**
Share in the Issuer's charter capital: **0.0104%**
Fraction of the Issuer's ordinary shares: **0.0126%**

22. *Full name:* **Open Joint Stock Company "Airport Surgut"**
Abbreviated name: **OJSC "Airport Surgut"**
Location: **RF, Tyumenskaya Oblast, Surgut**
The Issuer's share in the charter capital of the commercial organization: **5%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **5%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Chairman of the Board of Directors of the organization:

Name: ***Nesterov Vladislav Stepanovich***
Year of birth: ***1948***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Lebedinsky Vassily Stepanovich***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Aznaurov Artur Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Chizhov Sergei Nikolaevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Savin Sergei Anatolyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***0.0003***
Fraction of the Issuer's ordinary shares: ***0.0001***

Name: ***Kalachev Alexander Leontyevich***
Year of birth: ***1957***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Zolnikov Nikolai Nikolaevich***
Year of birth: ***1957***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Dyachkov Evgeniy Vyacheslavovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Mosyagin Mikhail Nikolaevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The executive body of the organization:
Name: ***Dyachkov Evgeniy Vyacheslavovich***

Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8.1.6 Information on major transactions conducted by the Issuer.

There were no transactions (a group of related transactions) conducted by the Company, liabilities on which amount to 10 and more percent of the book value of the Company's assets according to the accounting statements for the second quarter of 2004 .

8.1.7. Information on credit ratings of the Issuer.

There are no credit ratings assigned to the Company as of the end of 2Q 2004.

8.2. Information on each category (type) of the Issuer's shares.

The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***35,725,994,705***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***1-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:
87-1-664 of 19.07.94;
MF 67-1-01430 of 30.09.96;
1-05-00155-A of 25.08.97;
1-06-00155-A of 22.12.97;
1-07-00155-A of 18.04.2000

Shareholder rights:
An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one

candidate or allocate them among several candidates to the Company's Board of Directors);
- receive dividend out of the Company's net profit;
- a share of the Company's property if the Company is closed down;
- demand that the Company buy out shares belonging to him/her in case:
the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***7,701,998,235***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***2-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:

87-1-664 of 19.07.94;
MF 67-1-01184 of 05.04.96;
MF 67-1-01431 of 30.09.96;
2-05-00155-A of 25.08.97;
2-06-00155-A of 24.10.97

Shareholder rights:
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".
- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold,

use and dispose of the Company's share in the order established by the agreement of participants.

8.3. Information on previous issues of the Issuer's securities except for the Issuer's shares:

The Company has not issued any other securities except for shares.

8.4. Information on person(s) who has (have) secured bonds of the issue.

The Company has not issued any bonds.

8.5. Terms of enforceability for bonds of the issue.

The Company has not issued any bonds.

8.6. Information on organizations accounting rights for the Issuer's issuing securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***No. 04-159/r***
Date of issue: ***25.06.2004***
Date of expiry: ***not limited***
The body that issued the license: ***Federal Service on Financial Markets***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

8.7. Information on legislative acts regulating import and export of capital, which may affect payment of dividends, interest, and other payments to non-residents.

As of June 30, 2004, the following legislative acts regulating import and export of capital that might affect payment of dividends or interests or other payments were in force:
Federal Law No.3615-1 dated 09.10.1992 "On Currency Exchange Regulation and Control";
Federal Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";
Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";
Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";
Tax Code of the RF;
Federal Law No.115-FZ dated 07.08.2001 "On Money Laundering and Terrorism Financing Countermeasures";
Double taxation treaties between Russia and other countries, where holders of the Company's securities reside;
Instruction of the Central Bank of the Russian Federation No.93-I dated 12.10.2000 "On Procedures for Opening Non-resident Accounts by Authorized Banks in the Currency of the Russian Federation and for Operating These Accounts";

Instruction of the Central Bank of the Russian Federation No.96-I dated 28.12.2000 "On Non-resident Special C-type Accounts".

8.8. Description of taxation of income from the Issuer's placed issuing securities.

Taxation scheme in force from 01.01.2002

I. Taxation of income of juridical persons from placed securities in the form of dividends.		
No.	*Categories of holders of securities*	
	Juridical persons – tax residents of the Russian Federation	*foreign juridical persons (non-residents) drawing income from sources in the Russian Federation*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Income tax*	
3. Tax rate	*6%*	*15%*
4. Tax payment scheme and deadlines	*Taxes on income in the form of dividends are charged at the source of payment of such income and wired to the budget by the tax agent that has effected the payment within 10 days from income payment.*	
5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference*	*Double taxation relief. When applying provisions of international treaties of the Russian Federation, a foreign*

	between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period. *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments.*	*organization is to confirm to the tax agent who pays income that this foreign organization resides in a country with which the Russian Federation concluded a tax treaty (agreement). Such confirmation is to be certified by relevant authorities of the foreign state. After such confirmation has been submitted to the tax agent who pays income by the foreign organization entitled to income, before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates.* *To refund taxes withheld earlier in the Russian Federation, the foreign organization is to submit necessary documents to a taxation body of the territory where the tax agent is registered for tax purposes. Documents may be submitted within three years after the end of the tax period during which income was paid.*
	Chapter 25 "Corporate Profits Tax" of Tax Code of RF (as amended and supplemented)	

II. Taxation of income of natural persons from placed securities in the form of dividends		
No.	*Categories of holders of securities*	
	Natural persons – tax residents of the Russian Federation	*Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Tax on individual income*	
3. Tax rate	*6%*	*30%*

4. Tax payment scheme and deadlines	*Tax is to be deducted from a taxpayer's income and wired to the corresponding budget by a Russian company which is the source of the taxpayer's income in the form of dividend (tax agent). Accrued tax amount is retained from income of the taxpayer when such income is paid. Tax agents shall wire accrued and retained tax not later than on the day when the bank receives cash to be paid out and the day when income is wired from tax agents' bank accounts to the taxpayer's account or, on behalf of the taxpayer, to bank accounts of third parties.*	
5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period.* *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments.*	*Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Tax Code of RF, Chapter 23 Part 2 "Individual Income Tax" (as amended and supplemented)*	
III. Taxation of income of juridical persons from sale of placed securities.		
No.	*Categories of holders of securities*	

	Juridical persons – tax residents of the Russian Federation	*foreign juridical persons (non-residents) drawing income from sources in the Russian Federation*
1. Description of income from placed securities	*Revenues from sale of securities*	*Revenues from sale of shares of Russian companies, with over 50% of assets comprised of real estate located on the territory of the Russian Federation.*
2. Description of tax on income from securities	*Profits tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment scheme and deadlines	*The tax payable at the end of the tax period is paid no later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period expires. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers that calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for*	*The tax is charged and deducted by a Russian company that pays income to a foreign company every time income is paid and wired by the tax agent to the federal budget at the time income is paid in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is wired.*

	the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	
5. Tax payment scheme features for this category of securities holders		*Double taxation relief. If, before the income payment date a foreign company provides the tax agent with a confirmation that it resides in a country with which the Russian Federation concluded an international taxation agreement in regard to the income which is subject to preferential tax treatment in the Russian Federation under such agreement, then this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Chapter 25 "Corporate Profits Tax" of Tax Code of RF (as amended and supplemented)*	
No.	*Categories of holders of securities*	
	Natural persons – tax residents of the Russian Federation	*Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation*
1. Description of income from placed securities	*Income (loss) from sale of securities, determined as a difference between the amount obtained from sale of securities and expenses on acquisition, sale and custody of securities, as actually incurred by a taxpayer and documentarily confirmed.*	
2. Description of tax on income from securities	*Tax on individual income*	
3. Tax rate	*13%*	*30%*
4. Tax payment scheme and	*Tax amount is calculated and paid by the tax agent either after a tax period (calendar year) expires or when the tax*	

deadlines	agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid after the current tax period expires, the tax is paid based on the fraction of income that corresponds to the actual amount of paid monetary funds.	
5. Tax payment scheme features for this category of securities holders	In case a taxpayer's expenses can not be confirmed documentarily, such taxpayer may make use of a property tax deduction to the amount received from sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, a property tax deduction equals the amount received by the taxpayer from sale of these securities. The taxpayer may receive a property tax deduction or a deduction amounting to actual expenses that have been confirmed documentarily either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.	Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned	Chapter 23 of Tax Code of the RF "Individual Income Tax" (as amended and supplemented)	

income.	

8.9. Information on declared (accrued) dividends and on paid dividends on the Issuer's shares; information on the Issuer's bond yield.

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.02***
Dividends calculated for all shares in total (RUR): ***714,519,894.1***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***714,519,894.1***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.041***
Dividends calculated for all shares in total (RUR): ***1,464,765,788.74***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.033***
Dividends calculated for all shares in total (RUR): ***1,178,957,849.05***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***

Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.032***
Dividends calculated for all shares in total (RUR): ***1,143,231,831.87***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.14***
Dividends calculated for all shares in total (RUR): ***5,001,639,258.70***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

The category of shares: ***preferred***
The type of shares: ***no type***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.086***
Dividends calculated for all shares in total (RUR): ***662,371,849.09***

Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***662,371,849.09***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.18***
Dividends calculated for all shares in total (RUR): ***1,386,359,682.3***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.1***
Dividends calculated for all shares in total (RUR): ***770,199,823.5***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.096***
Dividends calculated for all shares in total (RUR): ***739,391,830.62***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***

Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.16***
Dividends calculated for all shares in total (RUR): ***1,232,319,717.60***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

As dividend payout periods expired, OJSC "Surgutneftegas" paid dividends for 1999 to 2003 in full. Funds of RUR 84,667,248 were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on a shareholder's banking details and/or mailing address s/he entered into a registered person's inquiry form to receive dividends. This amount is shown in Line 630 of the balance sheet for the reporting period (Form 1).

8.10. Other information.

Competence of the Issuer's management bodies in Section 5.1 herein is described as per the Company's Charter applied in part not contradicting the legislation of the Russian Federation in force.

Shares in Charter capitals are shown as numbers with four fractional digits.

APPENDIX1

Financial statements as of June 30, 2004

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **June 30, 2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting period beginning	The reporting period end
1	2	3	4
I. Fixed assets			
Intangible assets	110	*145,810*	*149,171*
Fixed assets	120	*261,001,952*	*251,044,743*
Construction in progress	130	*10,458,681*	*14,942,309*
Profitable investments in material values	135		
Long-term financial investments	140	*110,760,815*	*139,858,932*
Deferred tax assets	145	*541,789*	*806,547*
Other non-current assets	150	*4,786,350*	*4,997,566*
Total for Section I	190	***387,695,397***	***411,799,268***
II. Current assets			
Stock including:	210	*14,458,817*	*14,866,129*
raw materials, materials and other similar values	211	*11,967,797*	*11,821,285*
livestock	212		
expenses for goods in process	213	*132,757*	*136,075*
commodities and goods for resale	214	*1,316,049*	*1,401,828*
goods shipped	215	*43,076*	*24,451*
deferred expenses	216	*425,435*	*418,493*
other reserves and expenses	217	*573,703*	*1,063,997*
VAT for acquired values	220	*1,773,817*	*1,745,800*
Accounts receivable (payment expected in over 12 months after the reporting date)	230	*684,954*	*1,165,846*
including: buyers and customers	231	*9,300*	*9,205*
Accounts receivable (payment expected within 12 months after the reporting date)	240	*23,479,294*	*25,919,530*
including: buyers and customers	241	*16,796,515*	*19,303,620*
Short-term financial investments	250	*36,399,460*	*28,348,416*
Cash funds	260	*635,465*	*497,402*
Other current assets	270	*115,859,279*	*123,337,426*
Total for Section II	290	***193,291,086***	***195,880,549***
Balance	300	***580,986,483***	***607,679,817***

LIABILITIES	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,99*
Own shares, bought back from shareholders	411		
Additional capital	420	*361,246,646*	*372,177,06*
Reserve capital	430	*6,514,198*	*6,514,19*
including: reserves formed in compliance with legislation	431	*6,514,198*	*6,514,19*
reserves formed in compliance with constituent documents	432		
Prior years retained profit (uncovered loss)	460	*138,007,756*	*120,843,38*
Reporting year retained profit (uncovered loss)	470		*36,122,92*
Reporting year profit (loss) – exchange rate difference basis	471		*(2,270,556*
Expenses from current year profit	472		
Total for Section III	490	***549,196,593***	***576,815,00***
IV. Long-term liabilities			
Borrowings and loans	510	*1,663,293*	*1,641,82*
Deferred tax liabilities	515	*375,306*	*639,10*
Other long-term liabilities	520		
Total for Section IV	590	***2,038,599***	***2,280,92***
V. Short-term liabilities			
Borrowings and loans	610	*5,311,728*	*4,727,99*
Accounts payable	620	*14,758,257*	*15,019,57*
including:			
suppliers and contractors	621	*2,187,860*	*1,852,52*
due to employees	622	*1,737,171*	*1,622,89*
due to state non-budget finds	623	*278,230*	*453,04*
due in taxes and charges	624	*6,493,622*	*8,478,07*
other creditors	625	*4,061,374*	*2,613,03*
Profit payment due to participants (constitutors)	630	*67,936*	*84,66*
Deferred income	640	*6,466,174*	*5,918,21*
Deferred expenditure reserves	650	*3,147,196*	*2,833,43*
Other short-term liabilities	660		
Total for Section V	690	***29,751,291***	***28,583,88***
Balance	700	***580,986,483***	***607,679,81***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for **1H2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same perioc of the previous yeaı
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*128,705,617*	*95,662,184*
Cost of goods, products, works, services sold	020	*(72,596,340)*	*(61,159,230)*
Gross profit (010-020)	029	*56,109,277*	*34,502,954*
Commercial expenses	030	*(7,905,555)*	*(6,239,226)*
Management expenses	040		
Sales profit (loss) (029-030-040)	050	***48,203,722***	***28,263,728***
Other revenues and expenses			
Interests receivable	060	*1,188,993*	*1,519,724*
Interests payable	070	*(16,315)*	*(12,989)*
Income from participation in other organizations	080	*82,953*	*20,351*
Other operating revenues	090	*76,102,244*	*95,340,894*
Other operating expenses	100	*(81,008,868)*	*(98,528,082)*
Non-sales revenues and expenses			
Non-sales revenues	120	*2,470,937*	*1,037,000*
Non-sales revenues (exchange rate difference)	121	*4,374,304*	*701,211*
Non-sales expenses	130	*(1,071,922)*	*(749,584)*
Non-sales expenses (exchange rate difference)	131	*(6,644,860)*	*(9,477,801)*
Reporting year profit (loss) – exchange rate difference (121-131)	135	***(2,270,556)***	***(8,776,590)***
Profit (loss) before tax (050+060-070+080+090-100+120-130)	140	***45,951,744***	***26,891,042***
Deferred tax assets	141	*264,758*	
Deferred tax liabilities	142	*(263,800)*	
Current profit tax	150	*(9,809,535)*	*(3,147,155)*
Compulsory payments from profit	151	*(20,243)*	*(408)*
Expenses from reporting year profit	152		
Reporting year retained profit (loss) (140+141-142-150-151-152)	190	***36,122,924***	***23,743,479***
For information only.			
Non-variable tax liabilities (assets)	200	*1,212,669*	
Base profit (loss) per share			
Diluted profit (loss) per share			

APPENDIX 2

Consolidated financial statements as of December 31, 2003

"The consolidated accounting statements of the Company for 2003 have been prepared in accordance with Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises», Order No.112 of the Ministry of Finance of the Russian Federation «On Methodological Recommendations on Preparing and Submitting Consolidated Financial Statements» of December 26, 1996."

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **December 31, 2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production, refining, marketing**	by OKVED	11.10.11
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Consolidated

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
I. Fixed assets			
Intangible assets	**110**	161,284	192,561
Subsidiaries' goodwill	**111**	39,951,271	39,961,214
Fixed assets	**120**	227,333,596	224,003,030
Construction in progress	**130**	14,454,819	14,151,292
Profitable investments in material values	**135**		
Long-term financial investments	**140**	65,528,018	92,956,868
Deferred tax assets	**145**		559,922
Other fixed assets	**150**	2,772,429	4,806,020
Total for Section I	**190**	**350,201,417**	**376,630,907**

II. Current assets			
Stock, including:	210	16,840,342	17,672,46
raw materials, materials and other similar values	211	12,340,142	13,617,61
livestock	212	47,879	28,73
expenses for goods in process	213	614,434	624,29
commodities and goods for resale	214	2,879,273	2,203,72
goods shipped	215	54,284	64,43
deferred expenses	216	646,492	559,94
other reserves and expenses	217	257,838	573,70
VAT for acquired values	220	2,705,228	3,088,44
Account receivable (payment expected in over 12 months after the reporting date)	230	237,356	691,18
including: buyers and customers	231	1,535	15
Account receivable (payment expected within 12 months after the reporting date)	240	22,169,570	23,380,54
including: buyers and customers	241	14,855,941	15,930,09
Short-term financial investments	250	30,238,860	34,017,73
Cash funds	260	1,979,962	1,443,27
Other current assets	270	104,888,523	115,859,27
Total for Section II	**290**	**179,059,841**	**196,152,91**
Balance			
Short-term financial investments	300	**529,261,258**	**572,783,82**

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,99*
Own shares, bought back from shareholders	411	-	
Additional capital	420	*287,683,919*	*329,054,88*
Reserve capital, including:	430	*6,523,153*	*6,522,80*
reserves formed in compliance with legislation	431	*6,523,153*	*6,522,80*
reserves formed in compliance with constituent documents	432		
Prior years profit (uncovered loss)	460	*158,411,169*	*149,675,07*
Reporting year retained profit (uncovered loss)	470		*53,898,80*
Reporting year profit (loss) – exchange rate difference basis	471		*(13,584,574*
Expenses from reporting year profit	472		*(33,610,794*

Total for Section III	**490**	***496,046,234***	***535,384,19***
Minority share	**491**	***3,544,062***	***3,678,29***
Subsidiaries' goodwill	**492**	***15,461***	***15,46***
IV. Long-term liabilities			
Borrowings and loans	**510**	*2,028,916*	*1,793,41*
Deferred tax liabilities	**515**		*428,03*
Other long-term liabilities	**520**		
Total for Section IV	**590**	***2,028,916***	***2,221,45***
V. Short-term liabilities			
Borrowings and loans	**610**	*687,270*	*2,793,47*
Accounts payable, including:	**620**	*15,686,610*	*18,997,03*
suppliers and contractors	**621**	*2,909,310*	*2,425,27*
due to employees	**622**	*1,744,608*	*1,789,90*
due to state non-budget funds	**623**	*336,725*	*321,57*
due in taxes and charges	**624**	*2,032,303*	*6,790,98*
other creditors	**625**	*8,663,664*	*7,669,31*
Profit payment due to participants (constitutors)	**630**	*465,943*	*66,82*
Deferred income	**640**	*7,933,981*	*6,470,55*
Deferred expenditure reserves	**650**	*2,852,781*	*3,156,53*
Other short-term liabilities	**660**		
Total for Section V	**690**	***27,626,585***	***31,484,42***
Balance	**700**	***529,261,258***	***572,783,82***

RPOFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for 2003	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production, refining, marketing**	by OKVED	11.10.11
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Consolidated

Item	**Line code**	**For the reporting period**	**For the same perioc of the previous yea**
1	**2**	**3**	**4**
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*235,145,335*	*200,944,98*
Cost of goods, products, works, services sold	020	*(147,072,493)*	*(122,782,161*
Gross profit (010-020)	029	*88,072,842*	*78,162,82*
Commercial expenses	030	*(14,595,532)*	*(12,755,518*
Management expenses	040	*(16,453)*	*(4,678)*
Sales profit (loss) (029-030-040)	050	***73,460,857***	***65,402,62***

Other revenues and expenses			
Interests receivable	060	*2,157,147*	*2,149,375*
Interests payable	070	*(63,503)*	*(45,441*
Income from participation in other organizations	080	*128,089*	*5,293*
Other operating revenues	090	*207,183,020*	*128,181,649*
Other operating expenses	100	*(213,244,372)*	*(131,966,822*
Non-sales revenues and expenses			
Non-sales revenues	120	*1,809,413*	*1,315,221*
Non-sales revenues (exchange rate difference)	121	*3,804,525*	*8,005,224*
Non-sales expenses	130	*(5,679,648)*	*(2,947,986*
Non-sales expenses (exchange rate difference)	131	*(17,389,099)*	*(462,720*
Reporting year profit (loss) – exchange rate difference (121-131)	**135**	***(13,584,574)***	***7,542,504***
Profit (loss) before tax (050+060-070+080+090-100+120-130)	**140**	***65,751,003***	***62,093,917***
Deferred tax assets	141	*559,922*	
Deferred tax liabilities	142	*(428,036)*	
Current profit tax	150	*(11,970,044)*	*(12,287,019*
Compulsory payments from profit	151	*(14,041)*	*(31,248*
Expenses from reporting year profit	152	*(33,610,794)*	*(39,102,224*
Reporting year retained profit (loss) (140+141-142-150-151-152)	**190**	***20,288,010***	***10,673,42***
Minority share	**195**	***145,820***	***29,16***
For information only.			
Non-variable tax liabilities (assets)	200	*206,470*	
Base profit (loss) per share			
Diluted profit (loss) per share			

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«24» августа 2004г. № 13-497

SEC MAIL PROCESSING
RECEIVED
SEP 1 0 2004
WASH, D.C. 208 SECTION

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл № 82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам текст **ежеквартального отчета ОАО «Сургутнефтегаз» за II квартал 2004г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 128 л.в 1 экз.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

Молчанов
777 34 16

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

Открытое акционерное общество «Сургутнефтегаз»

Код эмитента: 00155-А

за: II квартал 2004 года

Место нахождения: Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1
Почтовый адрес: 628400, РФ, Тюменская область, г.Сургут, ул. Кукуевицкого, 1

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

И.о. генерального директора ______________ Н.И. Матвеев
Дата 11 августа 2004 года (подпись) И.О. Фамилия

Главный бухгалтер ____________________ М.Н. Глоба
Дата 11 августа 2004 года (подпись) И.О. Фамилия

М.П.

Контактное лицо: ***Молчанов Антон Иванович***
Начальник управления ценных бумаг
Тел.: ***(095) 928-52-71*** Факс: ***(095) 928-52-71***
Адрес электронной почты: ***AMolchanov@msk.surgutneftegas.ru***
Адрес страницы в сети Интернет: ***www.surgutneftegas.ru***

Оглавление:

ВВЕДЕНИЕ

Полное фирменное наименование эмитента.
Открытое акционерное общество "Сургутнефтегаз"

Сокращенное наименование.
ОАО "Сургутнефтегаз"

Место нахождения, почтовый адрес эмитента и контактные телефоны.
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул. Кукуевицкого, 1***
Тел.: ***(3462) 42-60-28*** Факс: ***(3462) 42-64-94***
Адрес электронной почты: ***secretary@surgutneftegas.ru***
Адрес страницы в сети Интернет, на которой публикуется полный текст отчета: ***www.surgutneftegas.ru***

Основные сведения о размещенных ценных бумагах.
Вид: ***акции***
Категория: ***обыкновенные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг выпуска (шт.): ***35 725 994 705***

Вид: ***акции***
Категория: ***привилегированные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг выпуска (шт.): ***7 701 998 235***

Иная информация, которую эмитент посчитает необходимой указать.

Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого:
- аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":
87-1-664 от 19.07.94;
МФ 67-1-01430 от 30.09.96;
1-05-00155-А от 25.08.97;
1-06-00155-А от 22.12.97;
1-07-00155-А от 18.04.2000;
указанным выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 1-01-00155-А от 24 июня 2003 года;
- аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":
87-1-664 от 19.07.94;
МФ 67-1-01184 от 05.04.96;
МФ 67-1-01431 от 30.09.96;
2-05-00155-А от 25.08.97;
2-06-00155-А от 24.10.97;
указанным выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз" присвоен государственный регистрационный номер 2-01-00155-А от 24 июня 2003 года.

«Настоящий ежеквартальный отчет содержит оценки и прогнозы уполномоченных органов управления эмитента касательно будущих событий и/или действий, перспектив развития отрасли экономики, в которой эмитент осуществляет свою основную деятельность и результатов деятельности эмитента, в том числе планов эмитента, вероятности наступления определенных событий и совершения определенных действий. Инвесторы не должны полностью полагаться на оценки и прогнозы органов управления эмитента, так как фактические результаты деятельности эмитента в будущем могут отличаться от прогнозируемых результатов по многим причинам. Приобретение ценных бумаг эмитента связано с рисками, описанными в настоящем ежеквартальном отчете».

1. Краткие сведения о лицах, входящих в состав органов управления эмитента, сведения о банковских счетах, об аудиторе, оценщике и о финансовом консультанте эмитента, а также об иных лицах, подписавших ежеквартальный отчет.

1.1. Лица, входящие в состав органов управления эмитента.

Совет директоров эмитента.

Персональный состав совета директоров:

ФИО: ***Ананьев Сергей Алексеевич***
Год рождения: ***1959***

ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***

ФИО: ***Буланов Александр Николаевич***
Год рождения: ***1959***

ФИО: ***Горбунов Игорь Николаевич***
Год рождения: ***1967***

ФИО: ***Матвеев Николай Иванович***
Год рождения: ***1942***

ФИО: ***Медведев Николай Яковлевич***
Год рождения: ***1943***

ФИО: ***Резяпов Александр Филиппович***
Год рождения: ***1952***

ФИО: ***Усманов Илдус Шагалиевич***
Год рождения: ***1954***

ФИО: ***Усольцев Александр Викторович***
Год рождения: ***1938***

Единоличный исполнительный орган: ***Генеральный директор***
ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***

Члены коллегиального исполнительного органа:
В соответствии с Уставом Общества коллегиальный исполнительный орган не предусмотрен

1.2. Сведения о банковских счетах эмитента.

Полное фирменное наименование кредитной организации: ***Закрытое акционерное общество «Сургутнефтегазбанк»***

Сокращенное наименование кредитной организации: ***ЗАО «СНГБ»***

Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***

Идентификационный номер налогоплательщика кредитной организации: ***8602190258***

Номер счета: ***40702810000000100368***

Тип счета: ***Расчетный***

Номер счета: ***40702810700000400368***

Тип счета: ***Расчетный***

Номер счета: ***40702810800000300368***

Тип счета: **Текущий**

Номер счета: ***40702810900000200368***

Тип счета: **Текущий**

Номер счета: ***40702810300001100368***

Тип счета: **Картсчет**

Номер счета: ***43807810200000200368***

Тип счета: **Депозитный**

Номер счета: 40702978900000100368

Тип счета: ***Текущий валютный евровалюта***

Номер счета: 42102840500000100368

Тип счета: ***Депозитный валютный до 30дней USD***

Номер счета: 42106840500000300368

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: 42106840400000400368

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: 42106840300000500368

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840900001200368***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840300002100368***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840200002200368***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: 42106840100002300368

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840000002400368***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***40702810700000100684***

Тип счета: ***Расчетный***

БИК: ***047144709***

Корреспондентский счет кредитной организации: ***30101810600000000709***

Полное фирменное наименование кредитной организации: ***Московский ФИЛИАЛ Закрытого акционерного общества «Сургутнефтегазбанк»***

Сокращенное наименование кредитной организации: ***МФ ЗАО «СНГБ»***

Место нахождения: ***107045, г. Москва, Ананьевский переулок, 5, строение 3***

Идентификационный номер налогоплательщика кредитной организации: ***8602190258***

Номер счета: ***40702810300070000034***

Тип счета: ***Расчетный***

БИК: ***044552698***

Корреспондентский счет кредитной организации: ***30101810800000000698***

Полное фирменное наименование кредитной организации: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество)***

Сокращенное наименование кредитной организации: ***Сбербанк России ОАО***

Место нахождения: ***117997, Москва, ул.Вавилова, 19***

Идентификационный номер налогоплательщика кредитной организации: *7707083893*

Номер счета: ***42106840700020046025***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: **42106840400020046011**

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: **42106840300020046027**

Тип счета: ***Депозитный валютный от 181 до 1года USD***

Номер счета: **42106840900020046029**

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840600020046002***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840100020046023***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840800020046006***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840100020046007***

Тип счета: ***Депозитный валютный от 1года -3л USD***

Номер счета: ***42106840400020046008***

Тип счета: ***Депозитный валютный от 1года -3л USD***

БИК: ***047102651***

Корреспондентский счет кредитной организации: ***30101810800000000651***

Полное фирменное наименование кредитной организации: ***Филиал акционерного коммерческого Сберегательного банка Российской Федерации (открытое акционерное общество) Западно-Сибирский банк***

Сокращенное наименование кредитной организации: ***Западно-Сибирский банк Сбербанка России ОАО***

Место нахождения: ***625023, г.Тюмень, ул.Рижская, 61***

Идентификационный номер налогоплательщика кредитной организации: *7707083893*

Номер счета: ***40702810467020103612***

Тип счета: ***Расчетный***

Номер счета: ***42106840567020000001***

Тип счета: ***Депозитный валютный от 1года -3л USD***

БИК: ***047102651***

Корреспондентский счет кредитной организации: ***30101810800000000651***

Полное фирменное наименование кредитной организации: ***Филиал акционерного коммерческого Сберегательного банка Российской Федерации (открытое акционерное общество) Юго-западный банк Туапсинское ОСБ 1805***

Сокращенное наименование кредитной организации: ***Юго-Западный банк Туапсинское ОСБ 1805Сбербанка России ОАО***

Место нахождения: ***344006, г.Ростов-на-Дону, ул.Пушкинская 116***

Идентификационный номер налогоплательщика кредитной организации: ***7707083893***

Номер счета: ***40702810230050100115***

Тип счета: ***Расчетный***

БИК: ***046015602***

Корреспондентский счет кредитной организации: ***30101810600000000602***

Полное фирменное наименование кредитной организации: ***Акционерный коммерческий Сберегательный банк Российской Федерации (открытое акционерное общество) Сургутское отделение №5940***

Сокращенное наименование кредитной организации: ***Сургутское отделение 5940 Сбербанка России ОАО***

Место нахождения: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Дзержинского, 5***

Идентификационный номер налогоплательщика кредитной организации: ***7707083893***

Номер счета: ***40702810567170101451***

Тип счета: ***Расчетный***

Номер счета: ***42106840267170000002***

Тип счета: ***Депозитный валютный от 1года до 3 лет USD***

БИК: ***047102651***

Корреспондентский счет кредитной организации: ***30101810800000000651***

Полное фирменное наименование кредитной организации: ***Закрытое акционерное общество «Международный Московский Банк»***

Сокращенное наименование кредитной организации: ***ЗАО Международный Московский Банк***

Место нахождения: ***119034, г. Москва, Пречистенская наб., 9***

Идентификационный номер налогоплательщика кредитной организации: ***7710030411***

Номер счета: ***40702810000010002908***

Тип счета: ***Расчетный***

Номер счета: ***42102810300010137605***

Тип счета: ***Депозитный***

Номер счета: ***42102840500010132302 / 601633USD4105 05***

Тип счета: ***Депозитный валютный до 30дней USD***

Номер счета: ***42106840400010147794 /601633USD4111 05***

Тип счета: ***Депозитный валютный от 1года до 3 лет USD***

Номер счета: ***42108840200010148975 / 601633-USD-4058-02***

Тип счета: ***Карточный валютный счет USD***

Номер счета: ***42108840500010148976 / 601633-USD-4078-02***

Тип счета: ***Специальный страховой валютный счет USD***

БИК: ***044525545***

Корреспондентский счет кредитной организации: ***30101810300000000545***

Полное фирменное наименование кредитной организации: ***Филиал «Петербургское отделение» закрытого акционерного общества «Международный Московский Банк»***

Сокращенное наименование кредитной организации: ***Филиал «Петербургское отделение» ЗАО Международный Московский Банк***

Место нахождения: ***191025 г.Санкт-Петербург Набережная реки Фонтанки дом 48/2***

Идентификационный номер налогоплательщика кредитной организации: ***7710030411***

Номер счета: ***40702810000020407178***

Тип счета: ***Расчетный***

БИК: ***044030858***

Корреспондентский счет кредитной организации: ***30101810800000000858***

Полное фирменное наименование кредитной организации: ***Акционерный Коммерческий «Московский муниципальный банк-Банк Москвы» (открытое акционерное общество)***

Сокращенное наименование кредитной организации: ***ОАО «Банк Москвы»***

Место нахождения: ***107996, г.Москва, ул.Рождественка, 8/15, строение 3***

Идентификационный номер налогоплательщика кредитной организации: ***7702000406***

Номер счета: ***40702810900170000324***

Тип счета: ***Расчетный***

БИК: ***044525219***

Корреспондентский счет кредитной организации: ***30101810500000000219***

Полное фирменное наименование кредитной организации: ***Акционерный банк газовой промышленности «Газпромбанк» (Закрытое акционерное общество)***

Сокращенное наименование кредитной организации: ***АБ «Газпромбанк» (ЗАО)***

Место нахождения: ***117418, г.Москва, ул.Новочеремушкинская, 16, строение 1***

Идентификационный номер налогоплательщика кредитной организации: ***7744001497***

Номер счета: ***40702810800000002623***

Тип счета: ***Расчетный***

БИК: ***044525823***

Корреспондентский счет кредитной организации: ***30101810200000000823***

Полное фирменное наименование кредитной организации: ***Туапсинский филиал акционерного коммерческого банка «Югбанк» (открытое акционерное общество)***

Сокращенное наименование кредитной организации: ***Туапсинский филиал ОАО АКБ »Югбанк»***

Место нахождения: ***352800, г.Туапсе, ул.Герцена, 3***

Идентификационный номер налогоплательщика кредитной организации: ***2310042974***

Номер счета: ***40702810200001201439***

Тип счета: ***Расчетный***

БИК: ***040364899***

Корреспондентский счет кредитной организации: ***30101810000000000899***

Полное фирменное наименование кредитной организации: ***Акционерный коммерческий банк «РОСБАНК» (открытое акционерное общество)***
Сокращенное наименование кредитной организации: ***ОАО АКБ «РОСБАНК»***
Место нахождения: ***107078, Москва, ул.Маши Порываевой, 11***

Идентификационный номер налогоплательщика кредитной организации: ***7730060164***

Номер счета: ***40702810700001013054***

Тип счета: ***Текущий***

Номер счета: ***42104840500000013054***

Тип счета: ***Депозитный валютный от 91 до 180 дней USD***

БИК: ***044525256***

Корреспондентский счет кредитной организации: ***30101810000000000256***

Полное фирменное наименование кредитной организации: ***Банк внешнеэкономической деятельности СССР***
Сокращенное наименование кредитной организации: ***Внешэкономбанк СССР***
Место нахождения: ***103810, ГСП-78, Москва проспект Академика Сахарова, 9***

Идентификационный номер налогоплательщика кредитной организации: ***7708011796***

Номер счета: ***40502840609882059800***

Тип счета: ***Блокированный счет***

Номер счета: ***40702Р77709882039800***

Тип счета: ***Блокированный счет по инвалютным рублям Корея***

БИК: ***044525060***

Корреспондентский счет кредитной организации: ***30101810500000000060***

1.3. Сведения об аудиторе (аудиторах) эмитента.

Наименование: ***Общество с ограниченной ответственностью "Росэкспертиза"***
Сокращенное наименование: ***ООО "Росэкспертиза"***
Место нахождения: ***Российская Федерация, 107078, г. Москва, ул. Маши Порываевой, 11***
Тел.: ***(095) 721-38-83*** Факс: ***(095) 721-38-94***
Адрес электронной почты: ***rosexpertiza@glasnet.ru***

Данные о лицензии аудитора:
Номер лицензии: ***Е 000977***
Дата выдачи: ***25.06.2002***
Срок действия: ***до 24.06.2007***
Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

Финансовые годы, за которые аудитором проводилась независимая проверка финансовой (бухгалтерской) отчетности Общества:

ООО «Росэкспертиза» проводила независимые аудиторские проверки финансовой (бухгалтерской) отчетности Общества за отчетные периоды с 1995 по 2001 год включительно и 2003 год.

Независимость аудитора от эмитента: ***ООО «Росэкспертиза» является независимой аудиторской организацией. Учредителями ООО «Росэкспертиза» являются физические лица – граждане Российской Федерации.***

Факторов, влияющих на независимость ООО «Росэкспертиза» от Общества, не имеется.

Порядок выбора аудитора: ***На заседании Совета директоров Общества рассматриваются предложения от различных аудиторских компаний, поступивших ко дню заседания. Совет директоров рассматривает предложения аудиторских компаний и выносит решение по выдвижению кандидатуры аудитора для утверждения собранием акционеров.***

Информация о работах, проводимых аудитором в рамках специальных аудиторских заданий: ***В ноябре 2003 года ООО «Росэкспертиза» провела в рамках согласованных аудиторских процедур проверку данных форм по имуществу мобилизационного назначения, подготовленных Обществом по состоянию на 01.01.2003 в соответствии с требованиями Положения о порядке экономического стимулирования мобилизационной подготовки экономики, утвержденным Минэкономразвития РФ, Минфином РФ и МНС РФ от 2.12.2002 №ГГ-181, 13-6-5/9564, БГ-18-01/3.***

Информация о наличии существенных интересов, связывающих аудитора (должностных лиц аудитора) с Обществом (должностными лицами Общества):

- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не имеют доли в уставном капитале Общества, не являются акционерами Общества;

- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не получали заемные средства от Общества;

- ООО «Росэкспертиза» и должностные лица ООО «Росэкспертиза» не принимали участие в продвижении продукции (услуг) Общества, либо совместной деятельности с Обществом, коммерческого и некоммерческого характера;

- Должностные лица ООО «Росэкспертиза» не имеют родственных связей с должностными лицами Общества;

- Никто из должностных лиц Общества не является одновременно должностным лицом ООО «Росэкспертиза», а также никто из должностных лиц ООО «Росэкспертиза» не является одновременно должностным лицом Общества.

Порядок определения размера вознаграждения аудитора, а также информация о наличии отсроченных и просроченных платежей за оказанные аудитором услуги:

ООО «Росэкспертиза» представляет в Совет директоров Общества коммерческое предложение, в котором описывается порядок проведения аудита во всех существенных аспектах аудита, приводится расчет трудозатрат на выполнение аудита годовой финансовой (бухгалтерской) отчетности Общества и расчет командировочных расходов, а также проект договора на оказание аудиторских услуг. В случае необходимости у ООО «Росэкспертиза» запрашиваются дополнительные расчеты и пояснения. По предоставленным материалам Совет директоров Общества выносит решение об утверждении размера вознаграждения ООО «Росэкспертиза».

Отсроченных и просроченных платежей Общества за оказанные услуги ООО «Росэкспертиза» не имеется.

1.4. Сведения об оценщике эмитента.

Наименование: ***Открытое акционерное общество "Объединенные консультанты «ФДП»***
Сокращенное наименование: ***ОАО "Объединенные консультанты «ФДП»***
Место нахождения: ***г. Москва, проспект Мира, д.124, к.15***
Тел.: ***(095) 283-74-54*** Факс: ***(095) 283-34-17***
Адрес электронной почты: ***Fdp@fdp.ru***

Данные о лицензии оценщика:
Номер лицензии: ***№000016***
Дата выдачи: ***6.08.2001***
Срок действия: ***до 6.08.2004***
Орган, выдавший лицензию: ***Министерство имущественных отношений РФ***

Информация об услугах по оценке: ***ОАО «Объединенные консультанты «ФДП» представило экспертное заключение о полной восстановительной стоимости основных средств на 1.01.2004.***

1.5. Сведения о консультантах эмитента.

Финансового консультанта не имеет

1.6. Сведения об иных лицах, подписавших ежеквартальный отчет.

Фамилия Имя Отчество: ***Глоба Михаил Николаевич***
Организация: ***ОАО «Сургутнефтегаз»***
Должность: ***Главный бухгалтер***
Тел. ***(3462) 42-69-39*** *Факс:* ***(3462) 42-58-09***

2. Основная информация о финансово-экономическом состоянии эмитента.

2.1. Показатели финансово-экономической деятельности эмитента:

Финансово-экономические показатели за отчетный период рассчитаны на конец отчетного квартала, нарастающим итогом (Форма №2).

Анализ динамики показателей за отчетный период осуществлен по отношению к отчетному периоду прошлого финансового года.

Наименование показателя	На 30.06.2003	На 30.06.2004
Стоимость чистых активов Общества, тыс. руб.	*488 619 686*	*582 733 217*
Отношение суммы привлеченных средств к капиталу и резервам, %	*5,84*	*5,35*
Отношение суммы краткосрочных обязательств к капиталу и резервам, %	*5,58*	*4,96*
Покрытие платежей по обслуживанию долгов, руб./руб.	*2,42*	*2,95*
Уровень просроченной задолженности, %	*0,88*	*0,02*
Оборачиваемость чистых активов, раз	*0,20*	*0,22*
Оборачиваемость кредиторской задолженности, раз	*4,38*	*4,83*
Оборачиваемость дебиторской задолженности, раз	*3,37*	*4,75*
Доля налога на прибыль в прибыли до налогообложения, %	*17,37*	*22,46*

Показатель стоимости чистых активов характеризует устойчивое финансовое состояние Общества.

Зависимость эмитента от внешних инвесторов, определяемая показателями: «отношение суммы привлеченных средств к капиталу и резервам», «отношение суммы краткосрочных пассивов к капиталу и резервам» изменилась не значительно и характеризуется низкой степенью.

Увеличение значения показателя оборачиваемости дебиторской задолженности обусловлено укреплением платежной дисциплины контрагентов и ростом объемов продаж. Уровень кредитного риска Общества минимальный.

2.2. Рыночная капитализация.

Рыночная капитализация за пять предыдущих финансовых лет рассчитана как сумма произведений количества акций каждой категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг (РТС) в декабре месяце соответствующего завершенного финансового года:

Рыночная капитализация за 2 квартал 2004 года рассчитана как сумма произведений количества акций каждой категории на средневзвешенную цену одной акции этой категории, рассчитанную по 10 наиболее крупным сделкам, совершенным через организатора торговли на рынке ценных бумаг (РТС) в мае 2004 года:

Период: 1999 год

*Рыночная капитализация: **$6 286 557 753***

Период: 2000 год

*Рыночная капитализация: **$8 600 550 747***

Период: 2001 год

*Рыночная капитализация: **$11 999 520 907***

Период: 2002 год

*Рыночная капитализация: **$12 597 329 217***

Период: 2003 год

*Рыночная капитализация: **$23 455 881 946***

Период: 2 квартал 2004 года

*Рыночная капитализация: **$ 27 180 530 961***

2.3. Обязательства эмитента.

2.3.1. Кредиторская задолженность

Кредиторская задолженность на 30.06. 2004 *тыс.руб.*

Наименование обязательств	***Срок наступления платежа***					
	До 30 дней	***от 31 до 60 дней***	***от 61 до 90 дней***	***от 91 до 180 дней***	***от 181 дней до 1 года***	***более 1 года***
Краткосрочные и долгосрочные обязательства, всего	***15 019 576***	***0***	***0***	***0***	***13 564 313***	***2 280 926***
Кредиторская задолженность, всего, в том числе:	***15 019 576***					

- перед поставщиками и подрядчиками	*1 852 526*					
- векселя к уплате						
- перед аффилированными лицами эмитента						
- по оплате труда	*1 622 895*					
- задолженность перед бюджетом и внебюджетными фондами	*8 931 118*					
- прочая кредиторская задолженность, всего	*2 613 037*					
Кредиты, всего					*3 011*	*1 453 654*
Займы, всего в том числе:					*4 724 987*	*188 166*
- облигационные займы						
Прочие обязательства					*8 836 315*	*639 106*

Просроченная кредиторская задолженность, всего в том числе:	*7 445*					
- перед бюджетом и внебюджетными фондами						
- перед поставщиками и подрядчиками	*7 445*					
Просроченная задолженность по кредитам						
Просроченная задолженность по займам						

Кредиторов, на долю которых приходится не менее 10 процентов от общей суммы кредиторской задолженности по состоянию на 30.06.2004, нет.

2.3.2. Кредитная история.

Кредитных договоров и/или договоров займа, действовавших на дату окончания отчетного квартала, сумма основного долга по которым составляет 10 и более процентов стоимости чистых активов Общества на дату завершенного отчетного периода, предшествующего заключению соответствующего договора, нет.

2.3.3. Обязательства эмитента из обеспечения, предоставленного третьим лицам.

Обязательств, по которым Общество предоставило третьим лицам обеспечение, нет.

2.3.4. Прочие обязательства эмитента.

Прочих обязательств Общества, не отраженных в бухгалтерском балансе, нет.

2.4. Цели эмиссии и направления использования средств, полученных в результате размещения эмиссионных ценных бумаг.

Размещения ценных бумаг Обществом в отчетном квартале не проводилось.

2.5. Риски, связанные с приобретением размещаемых (размещенных) эмиссионных ценных бумаг.

2.5.1. Отраслевые риски

Основными факторами, влияющими на конъюнктуру цен на нефть в краткосрочной и среднесрочной перспективе являются:

- изменение конъюнктуры на мировых рынках:

- состояние экономик стран - ведущих потребителей нефти (США, страны ЕС);

- решения ОПЕК в области поставок нефти на мировые рынки;

- эскалация военных конфликтов на Ближнем Востоке;

- изменение конъюнктуры внутреннего рынка Российской Федерации:

- динамика развития экспортных мощностей по транспортировке нефти;

- состояние и динамика роста экономики Российской Федерации;

- изменение цен на нефть на мировых рынках, влияющих на рентабельность экспортных поставок нефти и нефтепродуктов ж/д транспортом.

2.5.2. Страновые и региональные риски

Общество осуществляет свою основную деятельность на территории Ханты-Мансийского и Ямало-Ненецкого автономных округов Тюменской области, а также в Северо-западной и Центральной частях Российской Федерации. Акцентируя внимание на ведении эффективного бизнеса, направленного на долгосрочный рост, социальную ответственность перед государством, обществом и трудовым коллективом, а также, учитывая сложившееся в последние годы стабильное развитие России, в том числе регионов, где осуществляется основная деятельность, Общество не имеет каких – либо значительных страновых и региональных политических рисков.

Географические особенности регионов, где Общество осуществляет свою деятельность, традиционно не связаны с повышенной сейсмоопасностью или вероятностью стихийных бедствий на уровне выше среднего в целом по регионам Российской Федерации.

2.5.3. Финансовые риски

Общество получает значительную часть доходов от основной деятельности, которая связана с экспортом продукции на зарубежные рынки. При осуществлении экспорта продукции Общество осуществляет взаиморасчеты, как правило, в долларах США, в результате чего предприятие несет риски изменения валютных курсов по отношению к доллару США. При этом политика Общества в области управления краткосрочными и долгосрочными финансовыми вложениями направлена на снижение рисков неблагоприятного изменения валютных курсов.

Риски изменения процентных ставок в меньшей степени воздействуют на деятельность Общества в связи с ее устойчивым финансовым состоянием, отсутствием существенных заимствований и наличием значительных финансовых средств, предназначенных для реализации стратегических проектов. Однако изменение процентных ставок, связанных с переоценкой страновых рисков, способны привести к изменению требований Общества по доходности инвестиционных проектов.

2.5.4. Правовые риски

Изменение налогового законодательства, в части увеличения налоговых ставок или изменения порядка и сроков расчета и уплаты налогов, может привести к уменьшению прибыли Общества.

Изменение требований по лицензированию деятельности, осуществляемой Обществом, может привести к увеличению срока подготовки документов, необходимых для продления срока действия лицензии, а также необходимости приведения в

соответствие деятельности Общества установленным требованиям. Однако, в целом, данный риск следует считать незначительным, кроме тех случаев, когда для продления лицензии или для осуществления деятельности, подлежащей лицензированию, будут предусмотрены требования, которым Общество не сможет соответствовать или соответствие которым будет связано с чрезмерными затратами, что может привести к прекращению данной деятельности Обществом.

Изменение судебной практики преимущественно связано только с изменением законодательства. Однако вероятность появления таких изменений, которые могут существенным образом сказаться на деятельности Общества, незначительна.

Федеральный закон «О валютном регулировании и валютном контроле» от 10.12.2003 №173-ФЗ предусматривает необходимость резервирования, в частности, резидентами денежных средств в валюте Российской Федерации на отдельном счете в уполномоченном банке до совершения ряда валютных операций, определенных данным законом, что может повлечь частичный отток денежных средств для резервирования.

Постановлением Правительства РФ от 17.05.2004 №243 «Об утверждении ставок вывозных таможенных пошлин на нефть сырую и нефтепродукты…» изменен размер ставок экспортных пошлин на нефть сырую и нефтепродукты в сторону их увеличения (с $35,2 за тонну до $41,6 и с $31,7 за тонну до $37,5 соответственно). Данные изменения могут повлиять на размер чистой прибыли Общества, напрямую зависящей от размера ставок вывозных таможенных пошлин на нефть сырую и продукты ее переработки.

2.5.5. Риски, связанные с деятельностью эмитента

Основными факторами, способными в значительной степени повлиять на деятельность Общества, являются такие внешние факторы, как изменение конъюнктуры цен на нефть на мировом и внутреннем рынках Российской Федерации, развитие экспортных мощностей по транспортировке нефти и нефтепродуктов Российской Федерации, повышение транспортных тарифов и тарифов на электроэнергию, возможное введение дополнительного налогообложения на российские нефтяные компании.

3. Подробная информация об эмитенте.

3.1. История создания и развития эмитента

3.1.1. Данные о фирменном наименовании (наименовании) эмитента:

Полное фирменное наименование эмитента:
Открытое акционерное общество "Сургутнефтегаз"
Сокращенное наименование:
ОАО "Сургутнефтегаз"

Сведения об изменениях в наименовании и организационно-правовой форме эмитента:
Производственное объединение "Сургутнефтегаз"
ПО "Сургутнефтегаз"
Введено: ***15.09.1977***

Акционерное общество открытого типа "Сургутнефтегаз"
АООТ "Сургутнефтегаз"
Введено: ***6.05.1993***

Открытое акционерное общество "Сургутнефтегаз"
ОАО "Сургутнефтегаз"
Введено: ***27.06.1996***

Текущее наименование введено: ***27.06.1996***

3.1.2. Сведения о государственной регистрации эмитента.

Дата государственной регистрации эмитента: ***6.05.1993***

Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): ***12-4782***

Орган, осуществивший государственную регистрацию: ***Администрация города Сургута Ханты-Мансийского автономного округа Тюменской области***

Дата регистрации в ЕГРЮЛ: ***18.09.2002***

Основной государственный регистрационный номер: ***1028600584540***

Орган, осуществивший государственную регистрацию: ***Министерство России по налогам и сборам по г.Сургуту Ханты-Мансийского автономного округа***

3.1.3. Сведения о создании и развитии эмитента.

Срок существования эмитента: ***Общество было создано в соответствии с Указом Президента РФ №1403 от 17.11.92 «Об особенностях приватизации и преобразования в акционерные общества государственных предприятий, производственных и научно-производственных объединений нефтяной, нефтеперерабатывающей промышленности и нефтепродуктообеспечения» 06.05.93 - Преобразование ПО «Сургутнефтегаз» в АООТ «Сургутнефтегаз». Решением годового общего собрания акционеров АООТ «Сургутнефтегаз» от 15.06.96 протокол №32, в связи с приведением учредительных документов Общества в соответствие с нормами Федерального закона от 26.12.95 №208-ФЗ «Об акционерных обществах», утвержден Устав Общества в новой редакции, в соответствии с которым, с 27.06.96 изменилось фирменное наименование Общества с АООТ «Сургутнефтегаз» на ОАО «Сургутнефтегаз».***

Срок, до которого будет существовать эмитент: ***Срок не определен.***

Цель создания: ***Основной целью деятельности Общества является извлечение прибыли.***

Иная информация: ***Иная информация отсутствует.***

3.1.4. Контактная информация.

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***

Место нахождения постоянно действующего исполнительного органа: ***Российская Федерация, Тюменская обл., г. Сургут, ул. Кукуевицкого, 1***

Тел.: ***(3462) 42-60-28***

Факс: ***(3462) 42-64-94***

Адрес электронной почты: ***secretary@surgutneftegas.ru***

Адрес страницы в сети Интернет: ***www.surgutneftegas.ru***

Общество по работе с акционерами и инвесторами

Наименование: ***Общество с ограниченной ответственностью "Инвест - Защита"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***

Тел.: ***(3462) 46-46-50***

Факс: ***(3462) 46-46-50***

Адрес электронной почты: ***invz@wsnet.ru***

Адрес страницы в сети Интернет: ***Нет***

3.1.5. Идентификационный номер налогоплательщика.

8602060555

3.1.6. Филиалы и представительства.

Наименование: ***Московское представительство ОАО "Сургутнефтегаз"***
Место нахождения: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Почтовый адрес: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Руководитель: ***Макаркин Юрий Николаевич***
Дата открытия: ***27.09.1993***
Срок действия доверенности: ***31.12.2004***

Наименование: ***Санкт-Петербургское представительство ОАО "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, г.Санкт-Петербург, ул.Подковырова, д.37***
Почтовый адрес: ***Российская Федерация, г.Санкт-Петербург, ул.Подковырова, д.37***
Руководитель: ***Манойлин Виктор Иванович***
Дата открытия: ***28.05.1998***
Срок действия доверенности: ***23.10.2004***

3.2.Основная хозяйственная деятельность эмитента.

3.2.1. Отраслевая принадлежность эмитента.
Коды ОКВЭД: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. Основная хозяйственная деятельность эмитента.

Отраслевая принадлежность: согласно Общероссийскому классификатору видов экономической деятельности, код основного направления деятельности эмитента - ОКВЭД 11.10.11 добыча сырой нефти и нефтяного (попутного) газа.

Основная хозяйственная деятельность: ***Основной хозяйственной деятельностью Общества являются добыча нефти и попутного газа.***

Показатели	Единица измерения	2 квартал 2004 года
Доходы от основной деятельности	*тыс.руб.*	*69 294 056*
Изменение по сравнению с предыдущим отчетным периодом	*%*	*16,6*
Доля доходов от основной деятельности в общем размере доходов	*%*	*98,0*

Причины изменения доходов на 10% и более по сравнению с предыдущим отчетным периодом: ***Причинами увеличения доходов от основной деятельности в отчетном квартале являются рост цен на нефть и нефтепродукты на мировом и внутреннем рынках.***

Сезонный характер основной деятельности (время года): ***Деятельность ОАО "Сургутнефтегаз" не носит сезонного характера.***

3.2.3. Основные виды продукции (работ, услуг).

Основные виды продукции, обеспечившие не менее 10 процентов объема реализации

Наименование показателя	Единица измерения	2 квартал 2004 года
Добыча нефти	*тыс. т*	*14 621,4*
Реализация нефти	*тыс. т*	*11 425,5*
Средняя цена нефти	*руб./т*	*4 478,9*
Объем выручки от продажи нефти (в ценах предприятия)	*тыс. руб.*	*51 173 958*
Доля от общего объема выручки	*%*	*73,9*
Индекс цен к предыдущему отчетному периоду	*%*	*111,5*
Реализация нефтепродуктов	*тыс. т*	*2 964,9*

Средняя цена нефтепродуктов	*руб./т*	*4 730,2*
Объем выручки от продажи нефтепродуктов	*тыс. руб.*	*14 024 680*
Доля от общего объема выручки	*%*	*20,2*
Индекс цен к предыдущему отчетному периоду	*%*	*122,1*
Индекс цен производителей промышленной продукции	*%*	*107,5*

Рост средних отпускных цен на нефть и нефтепродукты в отчетном периоде обусловлен ростом котировок на мировом и внутреннем рынках.

Система сбыта по каждому основному виду продукции

Наименование продукции	Схема продаж продукции (работ, услуг)	2 квартал 2004 г.
		% от объема продаж
-нефть	*- через Комиссионеров* *- прямые продажи*	*11,1* *62,8*
- нефтепродукты	*- через Комиссионеров* *- прямые продажи*	*4,8* *15,4*

Структура затрат Общества на производство и продажу каждого основного вида продукции

Наименование статьи затрат	Нефтепродукты	Добыча нефти и газа
	2 квартал 2004 г.	2 квартал 2004 г.
	%	%
Сырье и материалы	*71,45*	*0,00*
Приобретенные комплектующие изделия, полуфабрикаты	*0*	*1,93*
Работы и услуги производственного характера, выполненные сторонними организациями (включая структурные подразделения)	*26,54*	*23,48*
Топливо	*0*	*0,58*
Энергия	*0*	*3,49*
Затраты на оплату труда	*0*	*6,62*
Проценты по кредитам	*0*	
Арендная плата	*0*	*0,17*
Отчисления на социальные нужды	*0*	*1,24*
Амортизация основных средств	*0*	*23,20*
Налоги, включаемые в себестоимость продукции	*2,01*	*36,48*
Прочие затраты	*0*	*2,81*
амортизация по нематериальным активам	*0*	*0,02*
вознаграждения за рационализаторские предложения	*0*	*0,00*
обязательные страховые платежи	*0*	*0,46*
представительские расходы	*0*	*0,07*
иное	*0*	*2,26*
Итого затрат на производство и продажу продукции	*0*	*100,00*
Выручка от продажи продукции, %	*20,2*	*77,7*

Бухгалтерская отчетность Общества на 30 июня 2004 года подготовлена в соответствии со стандартами бухгалтерского учета, действующими в Российской Федерации, исходя из Федерального Закона РФ от 21.11.96 №129-ФЗ «О бухгалтерском учете», «Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденного приказом Министерства Финансов РФ от 29.07.98 №34н, «Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» ПБУ 4/99, утвержденного приказом Министерства Финансов РФ от 06.07.99 №43н, приказа Министерства Финансов РФ от 22.07.2003 №67н «О формах бухгалтерской отчетности организаций».

3.2.4. Поставщики эмитента, на долю которых приходится 10 и более процентов всех поставок товарно-материальных ценностей, с указанием их доли в общем объеме поставок.

Поставщиков, на которых приходилось 10 и более процентов всех поставок товарно-материальных ценностей во 2 квартале 2004 года, нет.

Доля импорта в общем объеме поставок за 2 квартал 2004 года составила 11,31%.

3.2.5. Рынки сбыта продукции (работ, услуг) эмитента.

Основной продукцией сбыта Общества являются нефть и нефтепродукты

НЕФТЬ	**2 квартал 2004г.**
- по территории России	***Приволжский федеральный округ Северо - Западный федеральный округ Центральный федеральный округ Дальневосточный федеральный округ***
- экспорт	***Страны Европы Страны СНГ***

НЕФТЕПРОДУКТЫ	**2 квартал 2004г.**
- по территории России	***Северо - Западный федеральный округ***
- экспорт	***Страны Европы***

Факторы, которые могут негативно повлиять на сбыт продукции – снижение мировых цен на нефть и нефтепродукты, увеличение транспортных тарифов, возможные ограничения экспортных квот.

Действия Общества по уменьшению такого влияния – постоянный мониторинг цен на внешнем и внутреннем рынках сбыта нефти и нефтепродуктов, перераспределение объемов в направлении с наиболее благоприятной конъюнктурой цен.

3.2.6. Практика деятельности в отношении оборотного капитала и запасов.

Наименование показателя	**1 полугодие 2003г.**	**1 полугодие 2004г.**
Коэффициент оборачиваемости запасов (раз)	*3,80*	*4,88*

Положительная динамика изменения коэффициента оборачиваемости запасов Общества свидетельствует об ускорении оборачиваемости запасов, то есть в отчетном периоде по сравнению с аналогичным прошлого года увеличилась эффективность использования ресурсов Общества, были высвобождены средства из оборота.

Политика Общества в части оборотного капитала и запасов

Политика Общества в отношении оборотного капитала и запасов направлена на сокращение сроков оборачиваемости оборотного капитала при одновременном обеспечении необходимого уровня и структуры оборотных активов.

3.2.7. Сырье.

Общество не использует сырье для основной хозяйственной деятельности (добычи нефти и газа).

3.2.8. Основные конкуренты.

Устойчивый рост спроса на углеводородное сырье во всем мире на протяжении последних лет в значительной степени определял динамику развития нефтяной отрасли РФ. При этом улучшение конъюнктуры мировых рынков за период, начиная с 1999 года позволило нефтяным компаниям наращивать объемы добычи нефти как за счет осуществления капитальных вложений в разработку месторождений, так расширения добывающих мощностей за счет приобретения активов нефтедобычи. Значительную роль в динамике роста объемов производства в отрасли сыграло применение нефтяными компаниями новых технологий, которые позволяют повысить эффективность разработки месторождений в части темпов роста, снижения эксплуатационных затрат и повышения коэффициентов нефтеизвлечения. В целом рост объемов добычи нефти за период, начиная с 1999 по 2003 год составил 38%.

За последние пять лет Общество увеличило объемы добычи нефти на 44%, обеспечивая ежегодные темпы роста объемов производства выше среднеотраслевого. Высокие темпы роста были обеспечены значительным уровнем капитальных вложений в разработку эксплуатируемых и новых месторождений, комплексному применению новых технологий, направленных на повышение уровня нефтеизвлечения на месторождениях Общества.

Учитывая значительную емкость мирового рынка нефти и нефтепродуктов и ограниченные экспортные возможности транспортных систем РФ, а также ограниченный платежеспособный спрос внутреннего рынка, основными конкурентами Общества при осуществлении производственной деятельности являются наиболее крупные нефтяные компании, осуществляющие деятельность по добыче, производству и реализации нефти и нефтепродуктов на территории РФ.

Во втором квартале Общество добыло 14,621 млн тон нефти, 3,469 млрд тонн газа что на 10% и 3,4% соответственно, выше чем в прошлом отчетном периоде.

Общество осуществляет поставки нефти и нефтепродуктов в целый ряд экспортных рынков, основными из которых являются Страны Европы и СНГ.

Основными внутренними рынками продукции Общества являются Приволжский федеральный округ Северо - Западный федеральный округ Центральный федеральный округ Дальневосточный федеральный округ.

Добыча нефти основными конкурентами – крупнейшими компаниями в РФ.

Наименование	Страна регистрации	Добыча нефти, (тыс.т.)					Доля в добыче РФ, (%)				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Лукойл	Россия	53 354	62 178	62 916	75 474	78 870	17	19	18	20	19
Юкос	Россия	34 188	49 547	58 113	69 387	80 747	11	15	17	18	19
Сургутнефтегаз	Россия	37 573	40 621	44 028	49 208	54 025	12	13	13	13	13
ТНК	Россия	20 060	30 842	40 607	37 501	42 961	7	10	12	10	10
Сибнефть	Россия	16 323	17 199	20 593	26 327	31 394	5	5	6	7	7
Роснефть	Россия	12 554	13 473	14 942	16 112	19 568	4	4	4	4	5
Славнефть	Россия	11 930	12 497	14 928	14 700	18 097	4	4	4	4	4
Сиданко	Россия	19 555	10 689	9 135	16 263	18 618	6	3	3	4	4
Башнефть	Россия	12 261	11 941	11 864	12 015	12 046	4	4	3	3	3
Татнефть	Россия	24 065	24 337	24 612	24 612	24 669	8	8	7	6	6
Итого по НК		241 862	273 323	301 736	341 599	380 995	79	85	87	90	90
Добыча по России		304 994	323 224	348 067	379 628	421 347	100	100	100	100	100

Производство газа основными конкурентами – крупнейшими компаниями в РФ

Наименование	Страна регистрации	Производство газа, (млн. куб.м.)					Доля в РФ, (%)				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Лукойл	Россия	*2 971*	*3 602*	*3 722*	*4 276*	*4 699*	*1*	*1*	*1*	*1*	*1*
Юкос	Россия	*1 211*	*1 583*	*1 707*	*2 392*	*3 448*	*0*	*0*	*0*	*0*	*1*
Сургутнефтегаз	Россия	*11 118*	*11 144*	*11 103*	*13 304*	*13 883*	*2*	*2*	*2*	*2*	*2*
ТНК	Россия	*1 834*	*2 901*	*4 692*	*3 640*	*4 974*	*0*	*0*	*1*	*1*	*1*
Сибнефть	Россия	*1 345*	*1 428*	*1 639*	*1 402*	*1 986*	*0*	*0*	*0*	*0*	*0*
Роснефть	Россия	*4 908*	*5 628*	*6 131*	*6 460*	*7 018*	*1*	*1*	*1*	*1*	*1*
Славнефть	Россия	*713*	*719*	*1 390*	*559*	*823*	*0*	*0*	*0*	*0*	*0*
Сиданко	Россия	*2 093*	*1 305*	*715*	*1 130*	*1 844*	*0*	*0*	*0*	*0*	*0*
Башнефть	Россия	*421*	*391*	*374*	*366*	*369*	*0*	*0*	*0*	*0*	*0*
Татнефть	Россия	*742*	*749*	*753*	*718*	*728*	*0*	*0*	*0*	*0*	*0*
Итого по НК		*27 355*	*29 450*	*32 224*	*34 246*	*39 770*	*5*	*5*	*6*	*6*	*6*
Добыча по России		*589 690*	*584 186*	*581 509*	*595 373*	*620 325*	*100*	*100*	*100*	*100*	*100*

Первичная переработка нефти основными конкурентами – крупнейшими компаниями в Российской Федерации

Наименование	Страна регистрации	Первичная переработка, (тыс. т.)					Доля в РФ, (%)				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Лукойл	*Россия*	*20 509*	*23 176*	*22 730*	*33 941*	*34 271*	*12*	*13*	*13*	*18*	*18*
Юкос	*Россия*	*25 542*	*23 056*	*16 543*	*30 924*	*30 949*	*15*	*13*	*9*	*17*	*16*
Сургутнефтегаз	*Россия*	*17 152*	*15 967*	*15 868*	*14 812*	*15 296*	*10*	*9*	*9*	*8*	*8*
ТНК	*Россия*	*21 966*	*22 466*	*11 801*	*15 519*	*15 749*	*13*	*13*	*7*	*8*	*8*
Сибнефть	*Россия*	*12 459*	*12 555*	*13 258*	*13 264*	*13 832*	*7*	*7*	*7*	*7*	*7*
Роснефть	*Россия*	*7 342*	*8 381*	*7 753*	*8 404*	*9 638*	*4*	*5*	*4*	*5*	*5*
Славнефть	*Россия*	*9 776*	*10 826*	*11 476*	*11 833*	*11 739*	*6*	*6*	*6*	*6*	*6*
Сиданко	*Россия*	*3 272*	*3 671*	*13 542*	*4 636*	*4 642*	*2*	*2*	*8*	*3*	*2*
Татнефть	*Россия*	*0*	*0*	*5 915*	*5 347*	*6 326*	*0*	*0*	*3*	*3*	*3*
Итого по НК		*118 018*	*120 098*	*118 886*	*138 679*	*142 442*	*70*	*69*	*67*	*75*	*75*
Всего России		*168886*	*174604*	*178362*	*184961*	*189478*	*100*	*100*	*100*	*100*	*100*

Основные факторы конкурентоспособности Общества

- концентрация на применении современных технологий добычи нефти:

Обеспечивает возможность рентабельной работы на сложных запасах при сохранении конкурентоспособного уровня затрат, а также наибольший уровень нефтеизвлечения месторождений Общества;

- наличие в структуре компании собственных сервисных подразделений:

Наличие собственных сервисных подразделений, которые занимаются геологоразведкой, бурением, строительством скважин, транспортом, машиностроением и научными исследованиями определяет способность Общества к освоению новых регионов деятельности, контролю над капитальными и операционными затратами в секторе добычи;

- выгодное расположение НПЗ Общества в Ленинградской области:

Возможность эффективного экспорта нефтепродуктов;

- значительный уровень производства газа:

Эффективное использование ресурсов газа, опыт работы в секторе производства и переработки газа, а также производства электроэнергии дает возможности по расширению операций компании в газовом секторе и электроэнергетике.

3.2.9. Сведения о наличии лицензий.

Номер: ***ХМН 00431 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 00435 НЭ***
Дата выдачи: ***13.07.1993***
Срок действия: ***до 12.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00438 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Яунлорского лицензионного участка***

Номер: ***ХМН 00436 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сайгатинского лицензионного участка***

Номер: ***ХМН 00558 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00814 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тончинского лицензионного участка***

Номер: ***ХМН 01237 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно - Эргинского лицензионного участка***

Номер: ***ХМН 01236 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Кондинского лицензионного участка***

Номер: ***ХМН 01233 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Чапровского лицензионного участка***

Номер: ***ТЮМ 11997 НР***
Дата выдачи: ***11.12.2003***
Срок действия: ***до 24.11.2028***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо - Ютымского лицензионного участка***

Номер: ***ТЮМ 11998 НР***
Дата выдачи: ***11.12.2003***
Срок действия: ***до 24.11.2028***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Южно - Ютымского лицензионного участка***

Номер: ***ХМН 00408 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00405 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 00406 НЭ***
Дата выдачи: ***15.07.1993***
Срок действия: ***до 14.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00412 НЭ***
Дата выдачи: ***5.07.1994***
Срок действия: ***до 4.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00440 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия: ***до 4.03.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сахалинского лицензионного участка***

Номер: ***ХМН 00439 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия: ***до 4.03.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 00433 НЭ***
Дата выдачи: ***27.12.1993***
Срок действия: ***до 26.12.2018***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Южно-Комынского лицензионного участка***

Номер: ***ХМН 00811 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Камынского лицензионного участка***

Номер: *ХМН № 01087 НЭ*
Дата выдачи: *27.09.1999*
Срок действия: *до 26.09.2024*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо - Селияровского лицензионного участка***

Номер: *ХМН 01524 НР*
Дата выдачи: *18.04.2001*
Срок действия: *до 17.04.2026*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ларкинского лицензионного участка***

Номер: *ХМН 12326 НЭ*
Дата выдачи: *23.04.2004*
Срок действия: *до 01.03.2024*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Карпаманского лицензионного участка***

Номер: *ХМН 00409 НЭ*
Дата выдачи: *13.07.1993*
Срок действия: *до 12.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Быстринского лицензионного участка***

Номер: *ХМН 00437 НЭ*
Дата выдачи: *20.07.1993*
Срок действия: *до 19.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Солкинского лицензионного участка (Северная часть)***

Номер: *ХМН 00418 НЭ*
Дата выдачи: *15.07.1993*
Срок действия: *до 14.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Солкинского лицензионного участка***

Номер: *ХМН 00407 НЭ*
Дата выдачи: *29.09.1993*
Срок действия: *до 28.09.2013*

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Вачимского лицензионного участка***

Номер: ***ХМН 00410 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Комарьинского лицензионного участка***

Номер: ***ХМН 00422 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тундринского лицензионного участка***

Номер: ***ХМН 01235 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия: ***до 21.05.2025***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Новобыстринского лицензионного участка***

Номер: ***ХМН 01525 НР***
Дата выдачи: ***18.04.2001***
Срок действия: ***до 17.04.2026***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Рогожниковского лицензионного участка***

Номер: ***ХМН 11355 НЭ***
Дата выдачи: ***26.12.2002***
Срок действия: ***до 26.06.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо-Юрьевского лицензионного участка***

Номер: ***ХМН 00423 НЭ***
Дата выдачи: ***14.07.1993***
Срок действия: ***до 13.07.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Савуйского лицензионного участка***

Номер: *ХМН 00419 НЭ*
Дата выдачи: *13.07.1993*
Срок действия: *до 12.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Родникового лицензионного участка***

Номер: *ХМН 00417 НЭ*
Дата выдачи: *14.07.1993*
Срок действия: *до 13.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Русскинского лицензионного участка***

Номер: *ХМН 00564 НЭ*
Дата выдачи: *27.09.1993*
Срок действия: *до 28.09.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Конитлорского лицензионного участка***

Номер: *ХМН 01234 НЭ*
Дата выдачи: *22.05.2000*
Срок действия: *до 21.05.2025*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Сыхтымского лицензионного участка***

Номер: *ХМН 00434 НЭ*
Дата выдачи: *14.07.1993*
Срок действия: *до 13.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Нижне - Сортымского лицензионного участка***

Номер: *ХМН 00411 НЭ*
Дата выдачи: *13.07.1993*
Срок действия: *до 12.07.2013*
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Алехинского лицензионного участка***

Номер: *ХМН 00432 НЭ*
Дата выдачи: *14.07.1993*
Срок действия: *до 13.07.2013*

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Камынского лицензионного участка***

Номер: ***ХМН 00563 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тянского лицензионного участка***

Номер: ***ХМН 00560 НЭ***
Дата выдачи: ***29.09.1993***
Срок действия: ***до 28.09.2013***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Ай - Пимского лицензионного участка***

Номер: ***ХМН 00562 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Биттемского лицензионного участка***

Номер: ***ХМН 00559 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН 00561 НЭ***
Дата выдачи: ***18.02.1994***
Срок действия: ***до 17.02.2014***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Восточно-Тромъеганского лицензионного участка***

Номер: ***ХМН 00420 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Лосевого лицензионного участка***

Номер: ***ХМН 00421 НЭ***
Дата выдачи: ***24.10.1995***
Срок действия: ***до 23.10.2020***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00684 НР***
Дата выдачи: ***3.12.1997***
Срок действия: ***до 2.12.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Чигоринского лицензионного участка***

Номер: ***ХМН 00683 НР***
Дата выдачи: ***3.12.1997***
Срок действия: ***до 2.12.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне - Надымского лицензионного участка (Южная часть)***

Номер: ***СЛХ 00422 НЭ***
Дата выдачи: ***17.12.1997***
Срок действия: ***до 16.12.2022***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Верхне - Надымского лицензионного участка (Северная часть)***

Номер: ***ХМН 00812 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия: ***до 3.06.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 11293 НЭ***
Дата выдачи: ***5.09.2002***
Срок действия: ***до 1.07.2022***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Северо - Лабатьюганского лицензионного участка***

Номер: ***ХМН № 11878 НЭ***
Дата выдачи: ***3.11.2003***
Срок действия: ***до 22.10.2023***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Восточно - Мытаяхинского лицензионного участка***

Номер: ***ХМН 12325 НЭ***
Дата выдачи: ***23.04.2004***
Срок действия: ***до 01.03.2024***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, добыча нефти и газа в пределах Овлихлорского лицензионного участка***

Номер: ***ЯКУ № 12061 НЭ***
Дата выдачи: ***26.12.2003***
Срок действия: ***до 31.12.2023***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Центрального блока Талаканского нефтегазоконденсатного месторождения***

Номер: ***ХМН № 01061 НП***
Дата выдачи: ***4.08.1999***
Срок действия: ***до 3.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Верхнелянинского поискового участка***

Номер: ***ХМН 11141 НП***
Дата выдачи: ***11.04.2002***
Срок действия: ***до 1.04.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Южно-Ляминского поискового участка***

Номер: ***ХМН 11418 НП***
Дата выдачи: ***4.02.2003***
Срок действия: ***до 31.01.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Южно-Голяновского поискового участка***

Номер: ***ХМН 11735 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11738 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11739 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11740 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Рогожниковского поискового участка***

Номер: ***ХМН 11734 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН № 01062 НП***
Дата выдачи: ***4.08.1999***
Срок действия: ***до 3.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Логачевского поискового участка***

Номер: ***ХМН № 01070 НП***
Дата выдачи: ***20.08.1999***
Срок действия: ***до 19.08.2004***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Нумтойского поискового участка***

Номер: ***СЛХ 10985 НП***
Дата выдачи: ***28.03.2001***
Срок действия: ***до 1.03.2006***
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Геологическое изучения недр в пределах Ново-Надымского поискового участка***

Номер: ***ХМН 11142 НП***
Дата выдачи: ***11.04.2002***
Срок действия: ***до 1.04.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ново-Надымского (южная часть) поискового участка***

Номер: ***СЛХ 11359 НП***
Дата выдачи: ***27.12.2002***
Срок действия: ***до 31.12.2007***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Верхне-Семиеганского поискового участка***

Номер: ***ХМН 11417 НП***
Дата выдачи: ***4.02.2003***
Срок действия: ***до 31.01.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Лунгорского поискового участка***

Номер: ***ХМН 11743 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Юильского поискового участка***

Номер: ***ХМН 11744 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Юильского поискового участка***

Номер: ***ХМН 11741 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11742 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11737 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11733 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 11736 НП***
Дата выдачи: ***23.09.2003***
Срок действия: ***до 15.09.2008***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Ляминского поискового участка***

Номер: ***ХМН 12169 НП***
Дата выдачи: ***03.02.2004***
Срок действия: ***до 30.01.2009***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Сургутского 1 поискового участка***

Номер: ***ХМН 12170 НП***
Дата выдачи: ***03.02.2004***
Срок действия: ***до 30.01.2009***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр Сургутского 2 поискового участка***

Номер: ***ЯКУ № 11882 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Хороновского поискового участка***

Номер: ***ЯКУ № 11883 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Кедрового поискового участка***

Номер: ***ЯКУ № 11884 НП***
Дата выдачи: ***10.11.2003***
Срок действия: ***до 31.10.2008***
Орган, выдавший лицензию: ***Якутский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Пеледуйского поискового участка***

Номер: ***НРМ № 12358 НП***
Дата выдачи: ***21.05.2004***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Ненецкий комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Сарутаюского поискового участка***

Номер: ***НРМ № 12359 НП***
Дата выдачи: ***21.05.2004***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Ненецкий комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Коробковского поискового участка***

Номер: ***НРМ № 12360 НП***
Дата выдачи: ***21.05.2004***
Срок действия: ***до 05.03.2009***
Орган, выдавший лицензию: ***Ненецкий комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр в пределах Сямаюского поискового участка***

Номер: ***ХМН 00850 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00598 МЭ***
Дата выдачи: ***26.06.1997***
Срок действия: ***до 25.06.2017***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча минеральных подземных вод для бальнеологического и лечебно-столового водоснабжения пансионата "Кедровый лог" в г.Сургуте***

Номер: ***ХМН 01529 ВЭ***
Дата выдачи: ***25.04.2001***
Срок действия: ***до 24.04.2021***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для приготовления солевого раствора в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00843 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Яунлорского месторождения нефти***

Номер: ***ХМН 00840 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Елового месторождения нефти***

Номер: ***ХМН 01642 ВЭ***
Дата выдачи: ***9.08.2002***
Срок действия: ***до 8.08.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Тончинского лицензионного участка***

Номер: ***ХМН 00858 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00862 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 01042 ВЭ***
Дата выдачи: ***7.07.1999***
Срок действия: ***до 6.07.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Южно-Камынского лицензионного участка (Назаргалеевское месторождение)***

Номер: ***ХМН 01612 ВЭ***
Дата выдачи: ***19.04.2002***
Срок действия: ***до 18.04.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Южно - Камынского лицензионного участка (Санинское месторождение)***

Номер: ***ХМН 01517 ВЭ***
Дата выдачи: ***4.04.2001***
Срок действия: ***до 3.04.2026***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Камынского месторождения нефти***

Номер: ***ХМН 00864 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00851 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Солкинского месторождения нефти***

Номер: ***ХМН 00849 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00847 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 01677 ВЭ***
Дата выдачи: ***25.02.2003***
Срок действия: ***до 26.06.2014***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Северо-Юрьевского месторождения нефти***

Номер: ***ХМН 00848 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Савуйского месторождения нефти***

Номер: ***ХМН 00845 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Родникового месторождения нефти***

Номер: ***ХМН 00863 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Русскинского месторождения нефти***

Номер: ***ХМН 00846 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Конитлорского месторождения нефти***

Номер: ***ХМН 00860 ВЭ***
Дата выдачи: ***23.07.1998***
Срок действия: ***до 22.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Нижне-Сортымского месторождения нефти***

Номер: ***ХМН 00861 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия: ***до 26.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Алехинского месторождения нефти***

Номер: ***ХМН 00857 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Камынского месторождения нефти***

Номер: ***ХМН 00855 ВЭ***
Дата выдачи: ***21.08.1998***
Срок действия: ***до 20.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тянского месторождения нефти***

Номер: ***ХМН 00841 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Биттемского месторождения нефти***

Номер: ***ХМН 01614 ВЭ***
Дата выдачи: ***25.04.2002***
Срок действия: ***до 24.04.2027***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Для технического использования и добычи подземных вод в пределах Ай-Пимского лицензионного участка (Западно-Чигоринское месторождение)***

Номер: ***ХМН 00844 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тромъеганского месторождения нефти***

Номер: ***ХМН 00839 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия: ***до 6.07.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Тромъеганского месторождения нефти***

Номер: ***ХМН 01215 ВЭ***
Дата выдачи: ***21.04.2000***
Срок действия: ***до 20.04.2025***

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 01772 ВЭ***
Дата выдачи: ***19.12.2003***
Срок действия: ***до 18.12.2023***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 01778 ВЭ***
Дата выдачи: ***19.01.2004***
Срок действия: ***до 18.01.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Федоровского лицензионного участка***

Номер: ***ХМН 01804 ВЭ***
Дата выдачи: ***21.06.2004***
Срок действия: ***до 20.06.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 01805 ВЭ***
Дата выдачи: ***21.06.2004***
Срок действия: ***до 20.06.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Северо-Селияровского лицензионного участка***

Номер: ***ХМН 01806 ВЭ***
Дата выдачи: ***21.06.2004***
Срок действия: ***до 20.06.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Верхне-Надымского (южная часть) лицензионного участка***

Номер: ***ХМН 01807 ВЭ***
Дата выдачи: ***21.06.2004***
Срок действия: ***до 20.06.2024***
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Рогожниковского лицензионного участка***

Номер: ***ХМН 00380 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00379 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Яун-Лорского лицензионного участка***

Номер: ***ХМН 01465 ВЭ***
Дата выдачи: ***15.09.2000***
Срок действия: ***до 4.12.2020***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00381 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 01736 ВЭ***
Дата выдачи: ***17.07.2003***
Срок действия: ***до 7.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургута***

Номер: ***ХМН 00397 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского лицензионного участка***

Номер: *ХМН 01784 ВЭ*
Дата выдачи: *8.03.2004*
Срок действия: *до 6.10.2016*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского лицензионного участка***

Номер: *ХМН 00721 ВЭ*
Дата выдачи: *12.02.1998*
Срок действия: *до 12.02.2008*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургутского района***

Номер: *ХМН 00403 ВЭ*
Дата выдачи: *14.11.1996*
Срок действия: *до 13.11.2016*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Солкинского лицензионного участка***

Номер: *ХМН 00400 ВЭ*
Дата выдачи: *14.11.1996*
Срок действия: *до 13.11.2016*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Комарьинского лицензионного участка***

Номер: *ХМН 00401 ВЭ*
Дата выдачи: *14.11.1996*
Срок действия: *до 13.11.2016*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Вачимского лицензионного участка***

Номер: *ХМН 00402 ВЭ*
Дата выдачи: *14.11.1996*
Срок действия: *до 13.11.2016*
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Быстринского лицензионного участка***

Номер: ***ХМН 01731 ВЭ***
Дата выдачи: ***23.06.2003***
Срок действия: ***до 22.06.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Северо-Юрьевского лицензионного участка***

Номер: ***ХМН 01783 ВЭ***
Дата выдачи: ***18.03.2004***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 01786 ВЭ***
Дата выдачи: ***22.03.2004***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00398 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00785 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00786 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Ляминском водозаборе***

Номер: ***ХМН 00787 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия: ***до 23.04.2018***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00396 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия: ***до 13.11.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского лицензионного участка***

Номер: ***ХМН 01633 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия: ***до 17.07.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Назаргалеевского лицензионного участка***

Номер: ***ХМН 01634 ВЭ***
Дата выдачи: ***18.07.2002***
Срок действия: ***до 17.07.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Камынского лицензионного участка***

Номер: ***ХМН 01776 ВЭ***
Дата выдачи: ***22.03.2004***
Срок действия: ***до 6.10.2016***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Санинского лицензионного участка***

Номер: ***ХМН 00988 ВЭ***
Дата выдачи: ***6.05.1999***
Срок действия: ***до 5.05.2019***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Савуйского, Русскинского, Родникового и Конитлорского лицензионных участков***

Номер: ***ХМН 01088 ВЭ***
Дата выдачи: ***27.09.1999***
Срок действия: ***до 27.09.2019***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Нижне-Сортымского лицензионного участка***

Номер: ***ХМН 01080 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия: ***до 2.09.2019***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тянского лицензионного участка***

Номер: ***ХМН 01078 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия: ***до 2.09.2019***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Алехинского лицензионного участка***

Номер: ***ХМН 01079 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия: ***до 2.09.2019***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Камынского лицензионного участка***

Номер: ***ХМН № 01600 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия: ***до 19.02.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Биттемского лицензионного участка***

Номер: ***ХМН № 01601 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия: ***до 19.02.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН № 01602 ВЭ***
Дата выдачи: ***20.02.2002***
Срок действия: ***до 19.02.2022***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Хорлорского лицензионного участка***

Номер: ***ХМН № 01720 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия: ***до 10.04.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Ульяновского лицензионного участка***

Номер: ***ХМН № 01721 ВЭ***
Дата выдачи: ***11.04.2003***
Срок действия: ***до 10.04.2023***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Чигоринского лицензионного участка***

Номер: ***СЛХ 00699 ВЭ***
Дата выдачи: ***21.09.1999***
Срок действия: ***до 21.09.2004***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Верхне-Надымского лицензионного участка***

Номер: ***ХМН 00169 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия: ***до 27.05.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Пим) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00170 ТРЭИО***
Дата выдачи: ***20.10.2002***
Срок действия: ***до 27.05.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Забор воды (р.Лямин) для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00175 ТБДБК***
Дата выдачи: ***29.10.2002***
Срок действия: ***до 27.10.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00144 ТБДБК***
Дата выдачи: ***26.03.2002***
Срок действия: ***до 24.03.2005***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00239 ТОДБК***
Дата выдачи: ***25.10.2003***
Срок действия: ***до 23.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00242 ТОДБК***
Дата выдачи: ***25.10.2003***
Срок действия: ***до 23.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00243 ТБДБК***
Дата выдачи: ***25.10.2003***
Срок действия: ***до 23.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00244 ТОДИК***
Дата выдачи: ***25.10.2003***
Срок действия: ***до 23.10.2006***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00250 ТБДИК***
Дата выдачи: ***17.12.2003***
Срок действия: ***до 17.12.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00251 ТОДИК***
Дата выдачи: ***17.12.2003***
Срок действия: ***до 17.12.2004***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00252 ТБДИК***
Дата выдачи: ***17.12.2003***
Срок действия: ***до 17.12.2006***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00253 ТБДИК***
Дата выдачи: ***17.12.2003***
Срок действия: ***до 17.12.2005***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00156 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00155 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00158 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00159 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00160 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00153 ТБДБК***
Дата выдачи: ***18.06.2002***
Срок действия: ***до 10.06.2012***

Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00161 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00162 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00172 ТБДБК***
Дата выдачи: ***29.10.2002***
Срок действия: ***до 27.10.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***ХМН 00157 ТБДБК***
Дата выдачи: ***24.07.2002***
Срок действия: ***до 23.07.2012***
Орган, выдавший лицензию: ***Главное управление природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Эксплуатация подводных переходов трубопроводов***

Номер: ***54***
Дата выдачи: ***15.07.2000***
Срок действия: ***до 15.07.2005***
Орган, выдавший лицензию: ***Управление образования администрации Сургутского района ХМАО***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***22217***
Дата выдачи: ***22.05.2002***
Срок действия: ***до 22.05.2007***
Орган, выдавший лицензию: ***Минсвязи РФ***
Виды деятельности: ***Предоставление услуг местной и внутризоновой телефонной связи***

Номер: ***10505/920081***
Дата выдачи: ***20.01.2003***
Срок действия: ***до 21.01.2006***

Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение склада временного хранения***

Номер: ***1706***
Дата выдачи: ***28.04.2000***
Срок действия: ***до 28.04.2005***
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населенных пунктов***

Номер: ***ИД №04570***
Дата выдачи: ***20.04.2001***
Срок действия: ***до 20.04.2006***
Орган, выдавший лицензию: ***Министерство печати России***
Виды деятельности: ***Издательская деятельность***

Номер: ***62ЭК №01-6188***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ЭК №01-6189***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ВР №01-6190***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация складов ВМ***

Номер: ***62ВР №01-6191***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение оборудования и приборов взрывного дела, прострелочно-взрывных аппаратов и перфорационных систем, допущенных Госгортехнадзором России, при ведении прострелочно-взрывных работ***

Номер: ***62ВР №01-6192***
Дата выдачи: ***6.07.2001***
Срок действия: ***до 6.07.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение допущенных Госгортехнадзором России промышленных ВМ и изделий с ними***

Номер: *62СТ №01-6193*
Дата выдачи: *6.07.2001*
Срок действия: *до 6.07.2006*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Строительство производств и объектов по разработке месторождений полезных ископаемых*

Номер: *63-ТО-1213*
Дата выдачи: *3.07.2001*
Срок действия: *до 3.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Транспортировка опасных веществ на опасном производственном объекте*

Номер: *62ЭК №01-6194*
Дата выдачи: *6.07.2001*
Срок действия: *до 6.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Эксплуатация объектов котлонадзора*

Номер: *62ЭК №01-6195*
Дата выдачи: *6.07.2001*
Срок действия: *до 6.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Эксплуатация подъемных сооружений*

Номер: *62ЭК №04-6200*
Дата выдачи: *10.07.2001*
Срок действия: *до 10.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Эксплуатация объектов газового хозяйства*

Номер: *62РТ №04-6201*
Дата выдачи: *10.07.2001*
Срок действия: *до 10.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Ремонт газового оборудования*

Номер: *62СТ №04-6202*
Дата выдачи: *10.07.2001*
Срок действия: *до 10.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Строительство объектов газового хозяйства*

Номер: *62МТ №04-6203*
Дата выдачи: *10.07.2001*
Срок действия: *до 10.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Монтаж, пусконаладка объектов газового хозяйства*

Номер: *62ИР №01-6218*
Дата выдачи: *17.07.2001*
Срок действия: *до 17.07.2004*
Орган, выдавший лицензию: *Госгортехнадзор России*
Виды деятельности: *Изготовление подъемных сооружений*

Номер: *85М/01/0045/03/Л*
Дата выдачи: *18.06.2001*
Срок действия: *до 18.06.2006*
Орган, выдавший лицензию: *Комитет природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Деятельность, связанная с работами (услугами) природоохранного назначения*

Номер: *85М/01/0046/03/Л*
Дата выдачи: *18.06.2001*
Срок действия: *до 18.06.2006*
Орган, выдавший лицензию: *Комитет природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Деятельность, связанная с работами (услугами) природоохранного назначения*

Номер: *85М/01/0047/02/Л*
Дата выдачи: *18.06.2001*
Срок действия: *до 18.06.2006*
Орган, выдавший лицензию: *Комитет природных ресурсов по Ханты-Мансийскому автономному округу*
Виды деятельности: *Проведение экологической паспортизации*

Номер: *№1229/128*
Дата выдачи: *28.03.2001*
Срок действия: *до 28.03.2006*
Орган, выдавший лицензию: *Комитет по лицензированию Краснодарского края*
Виды деятельности: *Медицинская деятельность пансионата "Нефтяник Сибири" оздоровительного треста "Сургут"*

Номер: *№1229/128*
Дата выдачи: *28.03.2001*
Срок действия: *до 28.03.2006*
Орган, выдавший лицензию: *Комитет по лицензированию Краснодарского края*
Виды деятельности: *Медицинская деятельность пансионата "Юный нефтяник" оздоровительного треста "Сургут"*

Номер: *№1229/128*
Дата выдачи: *28.03.2001*
Срок действия: *до 28.03.2006*
Орган, выдавший лицензию: *Комитет по лицензированию Краснодарского края*
Виды деятельности: *Медицинская деятельность пансионата "Лермонтово" оздоровительного треста "Сургут"*

Номер: *57 ЭК №006829*
Дата выдачи: *31.05.2001*
Срок действия: *до 31.05.2006*
Орган, выдавший лицензию: ***Управление Северо-Кавказского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***ФЛЦ 025094***
Дата выдачи: *25.07.2001*
Срок действия: *до 25.07.2004*
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: *62ЭК №01-6220*
Дата выдачи: *17.07.2001*
Срок действия: *до 17.07.2004*
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация горных производств и объектов по добыче общеразрабатываемых полезных ископаемых открытым способом***

Номер: *62ВР №01-6219*
Дата выдачи: *17.07.2001*
Срок действия: *до 17.07.2004*
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация пунктов погрузки-разгрузки взрывчатых материалов***

Номер: *14-А-0259-352*
Дата выдачи: *22.08.2001*
Срок действия: *до 22.08.2004*
Орган, выдавший лицензию: ***Государственная нефтеинспекция по Краснодарскому краю***
Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: *62Пр №04-6217*
Дата выдачи: *17.07.2001*
Срок действия: *до 17.07.2004*
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование подъемных сооружений***

Номер: ***ФЛЦ 025094/1***
Дата выдачи: *5.09.2001*
Срок действия: *до 25.07.2004*
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: *1721/587*
Дата выдачи: *26.09.2001*
Срок действия: *до 26.09.2006*

Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность (предрейсовые осмотры для Автобазы оздоровительный трест "Сургут")***

Номер: ***ТЮХ 182354***
Дата выдачи: ***29.10.2001***
Срок действия: ***до 29.10.2006***
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Строительство зданий и сооружений (строительно-монтажные работы)***

Номер: ***ТЮХ 182353***
Дата выдачи: ***29.10.2001***
Срок действия: ***до 29.10.2006***
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Производство строительных конструкций и материалов***

Номер: ***ФЛЦ 72001259***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.09.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Разработка градостроительной документации***

Номер: ***ФЛЦ 72001260***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.10.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Инженерные изыскания для строительства***

Номер: ***ФЛЦ 72001261а***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.10.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***ФЛЦ 72001261в***
Дата выдачи: ***12.10.2001***
Срок действия: ***до 12.10.2004***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***11003947***
Дата выдачи: ***28.09.2001***
Срок действия: ***до 28.09.2004***

Орган, выдавший лицензию: ***Главное управление государственной противопожарной службы МВД РФ***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты (за исключением отнесенных к строительной деятельности)***

Номер: ***62МР №01-6565***
Дата выдачи: ***8.11.2001***
Срок действия: ***до 8.11.2006***
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Производство маркшейдерских работ при пользовании недрами***

Номер: ***КРД 26617 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26616 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26615 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия: ***до 1.09.2006***
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***УО-03-209-0662***
Дата выдачи: ***20.12.2001***
Срок действия: ***до 25.12.2004***
Орган, выдавший лицензию: ***Федеральный надзор России по ядерной и радиационной безопасности (Госатомнадзор России)***
Виды деятельности: ***Эксплуатация изделий, содержащих радиоактивные вещества, их транспортирование и хранение***

Номер: ***ГС-5-72-02-21-0-8602060555-000201-1***
Дата выдачи: ***11.01.2002***
Срок действия: ***до 11.01.2005***
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***51ЭК №04154***
Дата выдачи: ***11.12.2001***
Срок действия: ***до 11.12.2004***
Орган, выдавший лицензию: ***Ростовское управление Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация опасного производственного объекта***

Номер: ***ТЮХ 182440***
Дата выдачи: ***15.01.2002***
Срок действия: ***до 15.01.2007***
Орган, выдавший лицензию: ***Управление государственного лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Проектирование зданий и сооружений***

Номер: ***62ЭК №03-6894***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2005***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***62ЭК №10-2008***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2007***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация магистрального трубопроводного транспорта***

Номер: ***62ЭК №10-2004***
Дата выдачи: ***7.02.2002***
Срок действия: ***до 7.02.2005***
Орган, выдавший лицензию: ***Управление Тюменского округа Госгортехнадзора РФ***
Виды деятельности: ***Эксплуатация взрывопожароопасных производств и объектов***

Номер: ***90***
Дата выдачи: ***11.02.2002***
Срок действия: ***до 11.02.2007***
Орган, выдавший лицензию: ***Департамент образования и науки администрации г. Сургута***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: ***173***
Дата выдачи: ***15.07.2002***
Срок действия: ***до 26.05.2007***
Орган, выдавший лицензию: ***Департамент образования и науки ХМАО***
Виды деятельности: ***Образовательная деятельность (ЦПТО)***

Номер: ***228***
Дата выдачи: ***2.08.2002***
Срок действия: ***до 1.08.2007***
Орган, выдавший лицензию: ***Департамент образования и науки ХМАО***
Виды деятельности: ***Образовательная деятельность (ПУ "СургутАСУнефть")***

Номер: ***ТЮГ-00248к***
Дата выдачи: ***2.10.2002***
Срок действия: ***до 2.10.2007***
Орган, выдавший лицензию: ***Тюменская территориальная инспекция Госгеонадзора РФ***
Виды деятельности: ***Картографическая деятельность***

Номер: *ТЮГ-00247г*
Дата выдачи: *2.10.2002*
Срок действия: *до 2.10.2007*
Орган, выдавший лицензию: *Тюменская территориальная инспекция Госгеонадзора РФ*
Виды деятельности: *Геодезическая деятельность*

Номер: *1498/371*
Дата выдачи: *22.07.1999*
Срок действия: *до 22.07.2004*
Орган, выдавший лицензию: *Лицензионная палата Краснодарского края*
Виды деятельности: *фармацевтическая деятельность*

Номер: *2346*
Дата выдачи: *31.08.2001*
Срок действия: *до 31.08.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2360*
Дата выдачи: *21.09.2001*
Срок действия: *до 21.09.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2461*
Дата выдачи: *28.12.2001*
Срок действия: *до 28.12.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2367*
Дата выдачи: *1.10.2001*
Срок действия: *до 1.10.2004*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2486*
Дата выдачи: *1.02.2002*
Срок действия: *до 1.02.2005*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: *2502*
Дата выдачи: *8.02.2002*
Срок действия: *до 8.02.2005*
Орган, выдавший лицензию: *Лицензионная палата ХМАО*
Виды деятельности: *Эксплуатация автозаправочных станций*

Номер: ***20003809***
Дата выдачи: ***3.02.2003***
Срок действия: ***до 2.02.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Транспортировка по магистральным трубопроводам нефти, газа и продуктов их переработки***

Номер: ***10003808***
Дата выдачи: ***3.02.2003***
Срок действия: ***до 2.02.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Переработка нефти, газа и продуктов их переработки***

Номер: ***30008347***
Дата выдачи: ***28.04.2003***
Срок действия: ***до 27.04.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Хранение нефти, газа и продуктов их переработки***

Номер: ***60009102***
Дата выдачи: ***20.05.2003***
Срок действия: ***до 19.05.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация тепловых сетей***

Номер: ***50009101***
Дата выдачи: ***20.05.2003***
Срок действия: ***до 19.05.2008***
Орган, выдавший лицензию: ***Минэнерго России***
Виды деятельности: ***Эксплуатация электрических сетей***

Номер: ***00-ЭХ-001261 (Х)***
Дата выдачи: ***4.06.2003***
Срок действия: ***до 4.06.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация химических опасных производственных объектов***

Номер: ***00-ДЭ-001485 (ДКН)***
Дата выдачи: ***23.07.2003***
Срок действия: ***до 23.07.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проведение экспертизы промышленной безопасности***

Номер: ***00-ЭН-001262 (ДН)***
Дата выдачи: ***4.06.2003***
Срок действия: ***до 4.06.2008***
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация нефтегазодобывающих производств***

Номер: *00-ЭВ-001550 (КМСХ)*
Дата выдачи: *1.08.2003*
Срок действия: *до 1.08.2008*
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Эксплуатация взрывоопасных производственных объектов***

Номер: *3/00074*
Дата выдачи: *18.09.2003*
Срок действия: *до 18.09.2008*
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Эксплуатация пожароопасных производственных объектов***

Номер: *2/04487*
Дата выдачи: *18.09.2003*
Срок действия: *до 18.09.2008*
Орган, выдавший лицензию: ***ГУ Государственной противопожарной службы МЧС РФ***
Виды деятельности: ***Производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений***

Номер: *ПРД 01539*
Дата выдачи: *30.09.2003*
Срок действия: *до 29.09.2008*
Орган, выдавший лицензию: ***МПС России***
Виды деятельности: ***Погрузочно-разгрузочная деятельность на железнодорожном транспорте***

Номер: *199*
Дата выдачи: *14.11.2003*
Срок действия: *до 14.11.2008*
Орган, выдавший лицензию: ***Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО***
Виды деятельности: ***Медицинская деятельность***

Номер: *27719*
Дата выдачи: *05.09.2003*
Срок действия: *до 05.09.2008*
Орган, выдавший лицензию: ***Минсвязи РФ***
Виды деятельности: ***Предоставление в аренду каналов связи***

Номер: *217*
Дата выдачи: *9.12.2003*
Срок действия: *до 9.12.2008*
Орган, выдавший лицензию: ***Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО***
Виды деятельности: ***Медицинская деятельность***

Номер: *ЛСС-86-087232*
Дата выдачи: *8.07.2002*
Срок действия: *до 7.07.2007*

Орган, выдавший лицензию: ***Ханты-Мансийское окружное отделение Российской транспортной инспекции***
Виды деятельности: ***Перевозка пассажиров на коммерческой основе легковым автомобильным транспортом***

Номер: ***АСС-86-086427***
Дата выдачи: ***8.07.2002***
Срок действия: ***до 7.07.2007***
Орган, выдавший лицензию: ***Ханты-Мансийское окружное отделение Российской транспортной инспекции***
Виды деятельности: ***Перевозка пассажиров автомобильным транспортом, оборудованным для перевозок более 8 человек***

Номер: ***ГСС-86-085336***
Дата выдачи: ***8.07.2002***
Срок действия: ***до 7.07.2007***
Орган, выдавший лицензию: ***Ханты-Мансийское окружное отделение Российской транспортной инспекции***
Виды деятельности: ***Перевозка грузов автомобильным транспортом грузоподъемностью свыше 3,5 тонн***

Номер: ***227***
Дата выдачи: ***26.12.2003***
Срок действия: ***до 26.12.2008***
Орган, выдавший лицензию: ***Комиссия по лицензированию медицинской деятельности при Департаменте здравоохранения ХМАО***
Виды деятельности: ***Медицинская деятельность***

Номер: ***ГС-5-86-02-27-0-860206555-001673-1***
Дата выдачи: ***9.03.2004***
Срок действия: ***до 9.03.2009***
Орган, выдавший лицензию: ***Госстрой РФ***
Виды деятельности: ***Строительство зданий и сооружений I и II уровней ответственности***

Номер: ***86***
Дата выдачи: ***24.06.2003***
Срок действия: ***до 24.06.2008***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/1***
Дата выдачи: ***24.06.2003***
Срок действия: ***до 24.06.2008***
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Сургутнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/2*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Федоровскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/3*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Быстринскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/4*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Комсомольскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/5*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Лянторнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/6*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Нижнесортымскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/7*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением по внутрипромысловому сбору и использованию нефтяного газа ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/8*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением поисково-разведочных работ ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: *86/9*
Дата выдачи: *24.06.2003*
Срок действия: *до 24.06.2008*
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление институтом "СургутНИПИнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

3.2.10. Совместная деятельность эмитента

Договоры о совместной деятельности между Обществом и иными организациями в отчетном периоде не заключались.

На 30.06.2004

Наименование дочерней компании	Цель вложения средств	Величина вложения средств (тыс.руб.)
1	2	3
Общество с ограниченной ответственностью «Инвест-Защита»	*Получение прибыли*	*55 840,00*
Общество с ограниченной ответственностью «Нефть-консалтинг»	*Получение прибыли*	*47,50*
Общество с ограниченной ответственностью «Страховое общество «Сургутнефтегаз»	*Получение прибыли*	*759 750,00*
Общество с ограниченной ответственностью «Центральный Сургутский Депозитарий»	*Получение прибыли*	*4 426,31*
Общество с ограниченной ответственностью «Производственное объединение «Киришинефтеоргсинтез»	*Получение прибыли*	*3 517,68*
Общество с ограниченной ответственностью «Лизинг продакшн»	*Получение прибыли*	*9 791,65*
Закрытое акционерное общество «Сургутнефтегазбанк»	*Получение прибыли*	*1 078 026,34*

3.2.11. Дополнительные требования к эмитентам, являющимся акционерными инвестиционными фондами или страховыми организациями

Общество не является ни акционерным инвестиционным фондом, ни страховой организацией.

3.2.12. Дополнительные требования к эмитентам, основной деятельностью которых является добыча полезных ископаемых

Информация о лицензиях представлена в пункте 3.2.9.
Основанием для выдачи и продления срока лицензии служит Постановление Верховного Совета РФ «О порядке введения в действие положения о порядке лицензирования пользования недрами» от 15.07.92 №3314-1 и Закон РФ «О недрах» от 21.02.92 №2395-1.

Учитывая значительные ресурсы и объемы добычи газа, Общество стремится повысить рентабельность данного сектора за счет создания полной производственной цепочки по производству и переработке газа, в связи с чем в январе 2002 года создано подразделение ОАО «Сургутнефтегаз» - Управление по переработке газа.

Общество осуществляет и будет осуществлять уплату всех видов налогов и платежей, предусмотренных законодательством Российской Федерации и правовыми актами Ханты-Мансийского автономного округа, основанными на законах Российской Федерации, в установленные сроки.

Сектор нефтепереработки и нефтехимии представлен заводом ООО «КИНЕФ» в г. Кириши.

Сбытовая сеть Общества состоит из пяти предприятий, которые ведут свою деятельность в Северо-Западном регионе России и занимают доминирующее положение на его топливных рынках. Среди них: Общество с ограниченной ответственностью "Калининграднефтепродукт", Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт", Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт", Общество с ограниченной ответственностью "Новгороднефтепродукт", Открытое акционерное общество «Леннефтепродукт».

3.4. Планы будущей деятельности эмитента.

В 2004 году Общество продолжит работу по расширению ресурсной базы за счет разведки и приобретения новых запасов углеводородного сырья.

На лицензионных участках Общество в Западной Сибири мы планируем более чем в три раза увеличить объемы сейсморазведочных работ, ввести в глубокое поисково-разведочное бурение 11 структур, построить 81 поисково-разведочную скважину и осуществить углубление 39 эксплутационных скважин.

В рамках проведения геологоразведочных работ в Восточной Сибири в течение 2004 года будет построено 3 геологоразведочные скважины, подготовлена долгосрочная программа геологоразведочных работ в данном регионе.

Планируемый объем добычи нефти составит 58,6 млн тонн, газа 14,5 млрд куб м.

Готовится ввод в эксплуатацию пяти новых месторождений: Ларкинского, Сыньеганского, Юкъяунского, Северо-Лабатьюганского, расположенных в Ханты-Мансийском автономном округе и Центрального блока Талаканского - в Республике Саха (Якутия). Планируется построить 848 новых добывающих скважин, обработать различными методами воздействия более пяти тысяч скважин эксплуатационного фонда, провести 536 скважино-операций по гидроразрыву пластов, пробурить 343 боковых ствола.

Объем переработки газа составит более 3,8 млрд куб м. Компания продолжит реализацию проекта по модернизации и увеличению мощностей газоперерабатывающего завода, направленного на рост объема переработки газа до 7 млрд. куб. м.

На нефтеперерабатывающем заводе ООО «КИНЕФ» будет продолжено строительство комплекса глубокой переработки нефти, а также модернизация производственных мощностей, направленная на повышение надежности и переход на трехгодичный межремонтный период оборудования. Планируемый объем переработки нефти составит 15,9 млн. т.

3.5. Участие эмитента в промышленных, банковских и финансовых группах, холдингах, концернах и ассоциациях.

Полное наименование организации: ***Ассоциация "Совет по информации и сотрудничеству топливно-энергетического комплекса"***

Место и функции эмитента в организации: ***Член Ассоциации***

3.6. Дочерние и зависимые хозяйственные общества эмитента.

№ п/п	Полное и сокращенное фирменное наименование, место нахождения	Основание признания общества дочерним или зависимым по отношению к ОАО «Сургутнефтегаз»	Доля участия ОАО «Сургутнефтегаз» в уставном капитале дочернего или зависимого общества (доля обыкновенных акций дочернего или зависимого общества, принадлежащих ОАО «Сургутнефтегаз»)	Доля участия дочернего (зависимого) общества в уставном капитале ОАО «Сургутнефтегаз» (доля обыкновенных акций ОАО «Сургутнефтегаз», принадлежащих дочернему или зависимому обществу)	Основные виды деятельности общества	Описание значения общества для деятельности ОАО «Сургутнефтегаз»
1.	***Общество с ограниченной ответственностью «Инвест-Защита»*** ***ООО «Инвест-Защита»*** ***Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***	***Преобладающее участие в Уставном капитале***	*87.25%*	*0.0912 %*	***- брокерская деятельность;*** ***- дилерская деятельность;*** ***- деятельность по управлению ценными бумагами;*** ***- оказание консультационных услуг в области операций с ценными бумагами***	***Оказание содействия в обеспечении прав акционеров ОАО «Сургутнефтегаз»***
2.	***Общество с ограниченной ответственностью «Инвестсибирьстрой»*** ***ООО «Инвестсибирьстрой»*** ***Место нахождения: Российская Федерация, Тюменская область, г.Сургут***	***Преобладающее участие в Уставном капитале***	*100%*	-	***- строительство и ремонт магистральных трубопроводов для транспортировки нефти, газа, воды*** ***- строительство объектов жилья и соцкультбыта***	***Способствует увеличению строительного потенциала ОАО«Сургутнефтегаз»***
3.	***Закрытое акционерное общество «Сургутнефтестрой»*** ***ЗАО «Сургутнефтестрой»*** ***Место нахождения: РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***	***Преобладающее участие в Уставном капитале***	*100 %* *(100%)*	-	***В стадии ликвидации***	***В стадии ликвидации***

Общество с ограниченной ответственностью «Страховое общество «Сургутнефтегаз» *ООО «Страховое общество «Сургутнефтегаз»* *Место нахождения: Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут*	*Преобладающее участие в Уставном капитале*	*99,97%*	-	*- осуществление различных видов страхования*	*Производит страхование активов ОАО «Сургутнефтегаз»*
Общество с ограниченной ответственностью «Нефть-консалтинг» *ООО «Нефть-консалтинг»* *Место нахождения: РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут*	*Преобладающее участие в Уставном капитале*	*95%*	*0,0079* *(0,0019)*	*- брокерская деятельность;* *- дилерская деятельность;* *- деятельность по управлению ценными бумагами;* *- оказание консультационных услуг в области операций с ценными бумагами*	*Развитие инфраструктуры рынка ценных бумаг в регионе. Получение прибыли*
Общество с ограниченной ответственностью «Центральный Сургутский Депозитарий» *ООО «Центральный Сургутский Депозитарий»* *Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут*	*Преобладающее участие в Уставном капитале*	*63,233%*	*0,0378%* *(0,0446%)*	*- депозитарная деятельность*	*Развитие инфраструктуры рынка ценных бумаг в регионе.*
Закрытое акционерное общество «Сургутнефтегазбанк» *ЗАО «СНГБ»* *Место нахождения: Российская Федерация. Ханты-Мансийский автономный округ, г.Сургут*	*Преобладающее участие в Уставном капитале*	*91,591%* *(93,4382%)*	-	*- осуществление банковских операций*	*Осуществляет рассчетно-кассовые и иные банковские операции для предприятий группы «Сургутнефтегаз»*

8.	***Общество с ограниченной ответственностью «Производственное объединение «Киришинефтеоргсинтез» ООО «КИНЕФ» Место нахождения: РФ, Ленинградская обл., г.Кириши***	***Преобладающее участие в Уставном капитале***	***99,9904%***	**-**	***- переработка нефтяного сырья, производство и реализация нефтепродуктов: - бензины автомобильные, топлива дизельные и котельные, битумы нефтяные, ароматические углеводороды и другие продукты нефтепереработки и нефтехимии.***	***Переработка сырья, поставляемого ОАО «Сургутнефтегаз»***
9.	***Общество с ограниченной ответственностью «Калининграднефтепродукт» ООО «Калининграднефтепродукт» Место нахождения: РФ, г.Калининград***	***Преобладающее участие в Уставном капитале***	***100%***	**-**	***- закупка, хранение, реализация нефтепродуктов***	***Осуществляет сбыт нефтепродуктов ОАО «Сургутнефтегаз»***
10.	***Общество с ограниченной ответственностью «Лизинг продакшн» ООО «Лизинг продакшн» Место нахождения: Российская Федерация, Тюменская область, Ханты-Мансийский а.о .- Югра, г.Сургут***	***Преобладающее участие в Уставном капитале***	***93,0917%***	**-**	***- посредническая, маркетинговая и консультационная деятельность***	***Получение прибыли***
11.	***Общество с ограниченной ответственностью Сбытовое объединение «Тверьнефтепродукт» ООО «СО «Тверьнефтепродукт» Место нахождения: РФ, г.Тверь***	***Преобладающее участие в Уставном капитале***	***100%***	**-**	***- закупка, хранение, реализация нефтепродуктов***	***Осуществляет сбыт нефтепродуктов ОАО «Сургутнефтегаз»***
12.	***Общество с ограниченной ответственностью «Новгороднефтепродукт» ООО «Новгороднефтепродукт» Место нахождения: РФ, г.В.Новгород***	***Преобладающее участие в Уставном капитале***	***100%***	**-**	***- закупка, хранение, реализация нефтепродуктов***	***Осуществляет сбыт нефтепродуктов ОАО «Сургутнефтегаз»***

13.	*Открытое акционерное общество «Институт по проектированию предприятий нефтеперерабатывающей и нефтехимической промышленности»* *ОАО «Ленгипронефтехим»* *Место нахождения: РФ, г.Санкт-Петербург*	*Преобладающее участие в Уставном капитале*	*100%* *(100%)*	-	*- проектирование зданий и сооружений, включая технологическое проектирование объектов и сооружений топливной, добывающей и перерабатывающей промышленности*	*Осуществляет разработку проектов для предприятий группы ОАО «Сургутнефтегаз»*
14.	*Общество с ограниченной ответственностью Сбытовое объединение «Псковнефтепродукт»* *ООО «Псковнефтепродукт»* *Место нахождения: РФ, г.Псков*	*Преобладающее участие в Уставном капитале*	*100%*	-	*- закупка, хранение, реализация нефтепродуктов*	*Осуществляет сбыт нефтепродуктов ОАО «Сургутнефтегаз»*
15.	*Общество с ограниченной ответственностью «Сургутнефтегазбурение»* *ООО «Сургутнефтегазбурение»* *Место нахождения: Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут*	*Преобладающее участие в Уставном капитале*	*100%*	-	*- строительство нефтяных и газовых эксплуатационных и нагнетательных скважин*	*Способствует увеличению строительного потенциала* *ОАО «Сургутнефтегаз»*
16.	*Открытое акционерное общество «Совхоз «Червишевский»* *ОАО «Совхоз «Червишевский»* *Место нахождения: Российская Федерация, Тюменская область, Тюменский район, с.Червишево*	*Преобладающее участие в Уставном капитале*	*99,9994%* *(99,9994%)*	-	*- производство молочных продуктов, зерна, муки, комбикормов, хлебобулочных, мучных, макаронных изделий, мяса, колбасных изделий, овощей, плодово-ягодных изделий, крупного рогатого скота, изделий из древесины*	*Производит сельскохозяйственную продукцию для трудового коллектива ОАО «Сургутнефтегаз»*

17.	***Общество с ограниченной ответственностью «Сургутмебель»*** ***ООО «Сургутмебель»*** ***Место нахождения: Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п.Барсово***	***Преобладающее участие в Уставном капитале***	***100 %***	-	***- строительные материалы из древесины***	***Производит строительные материалы, детали, конструкции для нужд ОАО «Сургутнефтегаз»***
18.	***Открытое акционерное общество «Сургутполимер»*** ***ОАО «Сургутполимер»*** ***Место нахождения: Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут***	***Участие в Уставном капитале***	***30%*** ***(30%)***	-	***В стадии ликвидации***	***В стадии ликвидации***

3.7. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента.

3.7.1. Основные средства

тыс. руб.

N п/п	Наименование группы основных средств	Полная стоимость до проведения переоценки	Остаточная (за вычетом амортизации) стоимость до проведения переоценки	Дата проведения переоценки	Полная стоимость после проведения переоценки	Остаточная (за вычетом амортизации) стоимость после проведения переоценки
1	Земельные участки и объекты природопользования	*3 514*	*3 514*	*на 01.01.2004*	*3 514*	*3 514*
2	Здания	*36 966 873*	*26 083 940*		*41 593 713*	*29 971 611*
3	Сооружения	*405 372 989*	*136 768 307*		*479 261 971*	*170 727 234*
4	Машины и оборудование	*98 854 579*	*43 234 049*		*117 846 953*	*52 745 389*
5	Транспортные средства	*16 434 191*	*6 564 339*		*16 894 899*	*6 947 406*
6	Производственный и хозяйственный инвентарь	*1 068 604*	*479 732*		*1 292 151*	*550 115*
7	Многолетние насаждения	*1 190*	*1 078*		*15 709*	*15 370*
8	Другие виды основных средств	*3 358 723*	*2 517 590*		*76 753*	*41 313*
	Итого, руб.:	*562 060 663*	*215 652 549*		*656 985 663*	*261 001 952*

Способ проведения переоценки основных средств.

Переоценка основных средств проведена по рыночной стоимости соответствующих основных средств.

Сведения о планах по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Общества, и иных основных средств.

Планов по приобретению, замене, выбытию основных средств, стоимость которых составляет 10 и более процентов стоимости основных средств Общества на конец отчетного квартала, нет.

Сведения обо всех фактах обременения основных средств Общества.

Обремененных основных средств нет.

3.7.2. Стоимость недвижимого имущества эмитента.

На 30.06.2004 тыс. руб.

Наименование показателя	Первоначальная (восстановительная) стоимость	Величина начисленной амортизации
Недвижимое имущество	*526 769 452*	*331 582 593*

На 01.01.2004 проведена переоценка полной (восстановительной) стоимости недвижимого имущества Общества, которая составила 520 874 907 тыс.руб.

4. Сведения о финансово-хозяйственной деятельности эмитента.

4.1. Результаты финансово-хозяйственной деятельности эмитента.

4.1.1. Прибыль и убытки

Наименование показателя	1 полугодие 2003г.	1 полугодие 2004г.
Выручка, тыс.руб.	*95 662 184*	*128 705 617*
Валовая прибыль, тыс.руб.	*34 502 954*	*56 109 277*
Нераспределенная прибыль, тыс.руб.	*23 743 479*	*36 122 924*
Производительность труда, тыс.руб./чел.	*1 114*	*1 547*
Фондоотдача, %	*43,64*	*51,27*
Рентабельность активов, %	*4,66*	*5,94*
Рентабельность собственного капитала, %	*4,86*	*6,20*
Рентабельность продукции (продаж), %	*29,55*	*37,45*
Сумма непокрытого убытка на отчетную дату, тыс.руб.	*0*	*0*
Соотношение непокрытого убытка на отчетную дату и валюты баланса	*0*	*0*

Анализ динамики приведенных показателей осуществлен по состоянию на конец отчетного квартала, т.е. в применении к форме 2, нарастающим итогом. В сравнении в динамике приведено к отчетному периоду прошлого финансового года.

Динамика и абсолютное значение показателей рентабельности активов и рентабельности собственного капитала характеризуют устойчивое финансовое состояние Общества.

4.1.2. Факторы, оказавшие влияние на изменение размера выручки от продажи эмитентом товаров, продукции, работ, услуг и прибыли (убытков) эмитента от основной деятельности

Основным фактором увеличения объема выручки от реализации за отчетный период стало улучшение конъюнктуры цен на нефть и нефтепродукты, а также увеличение объема производимой продукции.

4.2. Ликвидность эмитента.

Анализ динамики показателей за отчетный период осуществлен по отношению к отчетному периоду прошлого финансового года.

Наименование показателя	На 30.06.2003	На 30.06.2004
Собственные оборотные средства, тыс. руб.	*169 424 838*	*169 768 103*
Коэффициент финансовой зависимости	*0,04*	*0,04*
Коэффициент автономии собственных средств	*0,96*	*0,96*
Обеспеченность запасов собственными оборотными средствами	*10,54*	*11,42*
Индекс постоянного актива	*0,65*	*0,71*
Текущий коэффициент ликвидности	*9,61*	*8,59*
Быстрый коэффициент ликвидности	*8,68*	*7,86*

На основе приведенных показателей можно сделать вывод о высоком уровне платежеспособности Общества. Показатели, характеризующие ликвидность баланса ОАО «Сургутнефтегаз» многократно превышают необходимый уровень. У Общества достаточно средств для полного покрытия всех обязательств за счет ликвидных активов. Общество финансово независимо, и в ближайшей перспективе имеет достаточно ресурсов для самостоятельной реализации программы модернизации производства и приобретения новых активов.

4.3. Размер, структура и достаточность капитала и оборотных средств эмитента

4.3.1. Размер и структура капитала и оборотных средств эмитента:

тыс. руб.

Наименование показателя	На 01.01.2004	На 30.06.2004
Размер капитала и резервов, всего в том числе:	*549 196 593*	*576 815 002*
уставный капитал *(В соответствии с Уставом Общества)*	*43 427 993*	*43 427 993*
собственные акции, выкупленные у акционеров	-	-
резервный капитал	*6 514 198*	*6 514 198*
добавочный капитал	*361 246 646*	*372 177 060*
нераспределенная прибыль	*138 007 756*	*154 695 751*

тыс. руб.

Наименование показателя	На 01.01.2004	На 30.06.2004
Размер оборотных средств эмитента, всего в том числе:	*193 291 086*	*195 880 549*
запасы	*14 458 817*	*14 866 129*
налог на добавленную стоимость по приобретенным ценностям	*1 773 817*	*1 745 800*
дебиторская задолженность	*24 164 248*	*27 085 376*
краткосрочные финансовые вложения	*36 399 460*	*28 348 416*
денежные средства	*635 465*	*497 402*
прочие оборотные активы	*115 859 279*	*123 337 426*

Резервный капитал образуется в соответствии с законодательством Российской Федерации и учредительными документами Общества.

Увеличение значения показателя добавочного капитала на 01.01.2004 произошло за счет дооценки суммы внеоборотных активов.

Рост оборотных средств за анализируемый период был связан с увеличением объемов реализации Общества.

Источником финансирования оборотных средств Общества являются собственные средства.

Информация о политике Общества по финансированию оборотных средств приведена в пункте 3.2.6 настоящего ежеквартального отчета.

4.3.2. Достаточность капитала и оборотных средств

тыс.руб.

Наименование показателя	На 30.06.2003	На 30.06.2004
Достаточность собственного капитала	*453 930 432*	*548 231 113*
Достаточность оборотных средств	*191 379 340*	*195 864 234*

Наименование показателя	На 30.06.2003	На 30.06.2004
Среднедневные операционные расходы, тыс.руб./ день	*72*	*91*

Данные бухгалтерской отчетности и рассчитанные показатели характеризуют достаточность собственного капитала и оборотных средств Общества для исполнения краткосрочных обязательств и покрытия текущих операционных расходов.

4.3.3. Денежные средства

Потребность Общества в денежных средствах на 3 квартал и в целом на 2004 год формируется исходя из необходимости выполнения производственной программы и планов по модернизации производства.

Источниками покрытия потребности в денежных средствах являются собственные средства, в том числе прибыль отчетного и прошлого периодов. Достаточный объем накопленных денежных средств в депозитах и прочих финансовых вложениях обуславливает возможность Общества отказаться от использования заемных средств.

Арестованных банковских счетов нет. Кредиторская задолженность, собранная в банке на картотеке, отсутствует.

4.3.4. Финансовые вложения эмитента

Финансовых вложений Общества, которые составляют 10 и более процентов всех его финансовых вложений на конец отчетного квартала, нет.

4.3.5. Нематериальные активы эмитента.

На 30.06.2004

тыс.руб.

Наименование группы нематериальных активов:	**Первоначальная (восстановительная) стоимость**	**Величина начисленной амортизации**
Нематериальные активы, всего	***290 001***	***140 830***
В том числе, объекты интеллектуальной собственности (исключительные права на результаты интеллектуальной собственности)	***290 001***	***140 830***

Нематериальные активы учитываются Обществом в соответствии с ПБУ 14/2000 «Учет нематериальных активов», утвержденным приказом Минфина РФ от 16.10.2000 № 91н.

4.4. Сведения о политике и расходах эмитента в области научно-технического развития, в отношении лицензий и патентов, новых разработок и исследований.

1. Организация научно-исследовательских и опытно-конструкторских работ (НИОКР) ОАО «Сургутнефтегаз».

Институтом «СургутНИПИнефть» в 2004 году работы ведутся по 65 темам, в первом полугодии освоено 167,4 млн. руб.

В рамках тематики составляются технологические схемы разработки месторождений, создаются геолого-математические модели разрабатываемых месторождений, ведутся гидродинамические исследования разведочных и эксплуатационных скважин, выполняются исследования керна и пластовых флюидов.

Выполняются опытно-промысловые работы на скважинах, связанные с внедрением разработанных рецептур буровых, тампонажных растворов,

изоляционных составов и жидкостей глушения, продолжаются эксперименты по моделированию процессов внутрипластового горения.

Продолжаются научно-исследовательские работы по разработке технико-технологических решений строительства горизонтальных скважин в баженовских отложениях в условиях аномально высокого пластового давления, работы по созданию эффективных технологий нефтеизвлечения из низко продуктивных отложений горизонта $ЮС_2$ в области вскрытия, освоения и глушения скважин.

Постоянно совершенствуются методы экономического обоснования проектных решений с учетом экономической ситуации и налогового законодательства.

Продолжается внедрение лабораторного оборудования в исследовательских институтах, расположенных в городах Сургут и Тюмень, работы по расширению области аккредитации, созданию методик исследований, освоению новых программных средств.

Продолжаются работы по методическому, программному и административному обеспечению интегрированного банка геолого-геофизических и промысловых данных, составлению долгосрочных программ воздействия на пласты, технико-экономическому обоснованию развития нефтеотдачи за счет применения различных методов, совершенствованию методов проектирования и разработки месторождений на базе математических моделей фильтрации, которые учитывают все известные особенности геологического строения пластов, процессов выработки запасов и реализации систем разработки.

Продолжаются работы по повышению квалификации научных кадров.

Сотрудники участвуют в постоянно действующих семинарах по исследованию скважин, научно-практических конференциях. В публикации различных научно-технических изданий сотрудники принимали активное участие.

Из 141 научно-исследовательских работ тематического плана в 1 полугодии 23 темы уже завершены.

2. Эффективность законченных НИОКР, планы технического перевооружения

Всего в I полугодии в НИОКР инвестировано 30 850 тыс. руб.

1. Внедрение новой техники.

План технического перевооружения основного производства на 2004 год предусматривает 272 мероприятия по внедрению новой техники и технологий.

Основные высокоэффективные мероприятия:

внедрение аппаратов типа «Хитер-тритер»;

внедрение газотурбинных электростанций (ГТЭС);

восстановление скважин методом зарезки вторых стволов;

строительство скважин на биополимерных буровых растворах.

В выполнении мероприятий по техническому перевооружению основного производства принимают участие 42 структурных подразделения ОАО «Сургутнефтегаз» и ряд подрядных организаций.

В первом полугодии 2004 года наибольший экономический эффект от выполнения мероприятий по техническому перевооружению основного производства достигнут в области:

текущего и капитального ремонта скважин;

строительства скважин;

подготовки нефти;

научно-исследовательских и проектно-изыскательских работ.

2. Испытание новой техники и технологий.

План опытно-промышленных работ по испытанию образцов новой техники и технологии на 2004 год содержит 44 мероприятия.

В 1 полугодии проведены испытания:

перфоратора ПМИ-54, состоящего из модулей;

пакера ЗПМС (аналог ППДС);

гайкореза и ножниц гидравлических для КРС;

гидравлического цементировочного клапана «Cemcheckvalve», исползуемого при зарезке боковых стволов;

ингибирующей добавки к буровому раствору «Baro-Trol»;

модернизированной АГЗУ на базе кориолисовых расходомеров;

технологии ТО и ТР автомобилей с микропроцессорными системами управления двигателем и др.

3. Организация рационализаторской, изобретательской и патентной работы в ОАО «Сургутнефтегаз».

В первом полугодии 2004 года в рационализаторской работе участвовало 1573 автора, внедрено 980 рационализаторских предложений.

В 1 полугодии 2004 года оформлено и отправлено в Федеральный институт промышленной собственности Роспатента 25 заявок, в том числе: 1 изобретение, 3 полезных модели, 21 программное средство и база данных.

Получено (с учетом ранее направленных) 14 охранных документов, в том числе: 3 патента на изобретения, 6 патентов на полезные модели, 5 свидетельств об официальной регистрации баз данных и 5 решений о выдаче охранных документов, в том числе: 2 патента на изобретения, 3 патента на полезные модели.

На рассмотрении в Роспатенте находятся 4 заявки на изобретения, 1 заявка на полезную модель, 17 заявок на официальную регистрацию программных средств и баз данных.

Полученные в соответствии с планом патентных работ охранные документы на результаты НИОКР позволили в 1 полугодии 2004 года увеличить стоимость нематериальных активов акционерного общества на 19,215 млн. руб.

4.5.Анализ тенденций развития в сфере основной деятельности эмитента.

Несмотря на почти четырехпроцентный рост мировой добычи нефти до уровня 79,31 млн. баррелей в сутки, конъюнктура мирового рынка нефти в отчетном году оставалась благоприятной. Средняя цена нефти Brent (Dated) выросла с 25,02 в 2002 году до 28,83 доллара за баррель в 2003 году. Средняя цена российского экспортного сорта нефти Urals (Med) увеличилась на 13,9% по сравнению с прошлым годом и составила 27,04 долларов за баррель.

Устойчивый рост спроса и благоприятная конъюнктура цен на углеводородное сырье на мировых рынках в течение последних лет в значительной степени определяли направление и динамику развития нефтяной отрасли Российской Федерации.

В 2003 году объемы добычи нефти в России выросли на 11% до уровня 421,3 млн. т., что позволило России стать крупнейшим производителем нефти в мире с долей в мировом объеме добычи на уровне 11%. Добыча газа выросла на 4% и составила 620,3 млрд. куб. м. из которых около 40 млрд. куб. м. газа приходится на попутный нефтяной газ, производимый российскими нефтяными компаниями. Доля объемов добычи газа, приходящаяся на российские нефтяные компании на протяжении последних лет стабильно держится на уровне 6% от общего объема добычи газа в Российской Федерации. В связи с ростом внутренних цен на газ и перспективами возможных поставок газа конечным потребителям, на внутреннем рынке наметилась тенденция повышения темпов роста объемов добычи газа российскими нефтяными компаниями. В 2003 году рост объемов добычи газа российскими нефтяными компаниями составил 16%.

Первичная переработка нефти в Российской Федерации в 2003 году выросла более чем на 2% по сравнению с предыдущим годом и составила около 190 млн. т. нефти. Производство автомобильных бензинов и дизельного топлива увеличилось на 1,2% и 2,4% соответственно; практически на уровне 2002 года осталось производство топочного

мазута, рост объемов производства масел и смазок составил 9,6% по сравнению с предыдущим годом.

На фоне стабилизации внутреннего потребления нефтепродуктов в объемах около 80 млн. тонн в год и низкой динамики роста емкости внутреннего рынка нефтепродуктов важным фактором развития отрасли в целом является экспорт нефти и продуктов ее переработки за пределы Российской Федерации.

В течение 2003 года экспорт российской нефти вырос на величину около 10% по сравнению с предыдущим годом и составил около 190 млн. тонн. Положительная динамика роста экспорта была достигнута благодаря росту экспортных мощностей системы ОАО «АК «Транснефть». Наряду с этим благоприятная конъюнктура цен на нефть способствовала росту экспорта нефти железнодорожным и морским транспортом.

Представленные выше экономические итоги 2003 года стали логичным результатом наметившихся в последние годы тенденций развития отрасли:

- благоприятная конъюнктура на мировых рынках нефти, рост потребления нефти в мире в среднем около 1,5 – 2,0 % в год;

- ограниченная емкость внутреннего рынка нефтепродуктов на уровне 80 млн. т. в год и низкие темпы роста спроса на нефтепродукты на внутреннем рынке;

- динамичный рост объемов добычи нефти в Российской Федерации при соответствующей благоприятной конъюнктуре мировых рынков;

- увеличение экспортных поставок нефти и нефтепродуктов через системы ОАО «АК «Транснефть», ОАО «АК «Транснефтепродукт», а также рост объемов экспорта, приходящихся на другие виды транспорта;

- формирование новых нефтегазоносных регионов страны в Тимано-Печоре, Восточной Сибири, на шельфе Каспийского и северных морей;

- разработка новых маршрутов поставок нефти для выхода на рынки США и Азиатско–Тихоокеанского Региона;

- рост внутренних цен на газ и увеличение объемов добычи газа независимыми производителями.

Общество является одним из наиболее динамично развивающихся и крупнейших производителей углеводородного сырья в России. По итогам 2003 года Общество обеспечивает около 13% процентов добычи нефти, около 2% добычи газа, а также около 8% первичной переработки нефти в Российской Федерации.

Направление и динамика развития Общества учитывает тенденции развития отрасли в целом и обеспечивает их использование в целях повышения эффективности деятельности ОАО «Сургутнефтегаз» в долгосрочной перспективе.

В 2003 году в секторе добычи мы преодолели пятидесятимиллионный рубеж и увеличили добычу нефти на 11%, до 54 млн. тонн в год.

Существенно увеличены масштабы применения новых технологий в разработке месторождений и нефтегазодобыче, таких как строительство горизонтальных и многоствольных скважин, боковых стволов, операций гидроразрыва пластов. В значительной степени благодаря эффекту, полученному от применения передовых технологий, в отчетном году нам удалось увеличить средний дебит нефтяных скважин на 10%.

Фокусируя свои усилия на повышении эффективности Общества, мы продолжили работу по снижению затрат и совершенствованию системы контроля над затратами. В результате проделанной работы получен эффект экономии затрат в размере более 30 рублей на одну тонну добытой нефти. Нами внедрены информационные системы учета и анализа затрат в капитальном строительстве, а также эксплуатационных затрат с детализацией по месторождениям и скважинам в нефтегазодобыче.

В течение года успешно решалась задача по повышению эффективности и расширению операционной деятельности в газовом секторе. Объем добычи газа был увеличен на 4%, до уровня около 14 млрд. куб. метров, объем переработки вырос на 36% и составил около 4 млрд. куб. метров. Активно проводились работы по модернизации и реконструкции газоперерабатывающего завода Общества, направленные на почти двухкратное увеличение мощностей газопереработки.

Продолжалось развитие энергетики за счет строительства новых газотурбинных электростанций на месторождениях Общества. Объем выработки электроэнергии увеличился на 8% по сравнению с предыдущим годом и составил более 300 млн. кВтч.

В нефтеперерабатывающем секторе наша деятельность была направлена на совершенствование технологий и углубление процессов переработки нефти, создание новой и улучшение экологических характеристик выпускаемой продукции. Приоритетным инвестиционным проектом сектора являлся проект по строительству комплекса глубокой переработки нефти на базе гидрокрекинга мазута на нефтеперерабатывающем заводе Общества.

Перечень основных существенных факторов, способных в значительной степени повлиять на результаты деятельности приведены в разделе Основные факторы риска, связанные с деятельностью Общества.

Эмитент оценивает свою работу в отрасли как успешную. Обществу удалось достичь существенного увеличения объемов добычи переработки нефти, усовершенствовать технологии, используемые при добыче, переаботке и транспортировке нефти, управлении компанией в целом, достичь существенного сокращения издержек. Результаты деятельности эмитента соответствуют или превосходят зафиксированные в отрасли тенденции развития.

5. Подробные сведения о лицах, входящих в состав органов управления эмитента, органов эмитента по контролю за его финансово-хозяйственной деятельностью, и краткие сведения о сотрудниках (работниках) эмитента.

5.1. Сведения о структуре и компетенции органов управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.

Общее руководство деятельностью Общества осуществляет Совет директоров, который вправе принимать решения по любым вопросам деятельности Общества, кроме тех, которые отнесены в соответствии с Уставом Общества к компетенции общего собрания акционеров. Совет директоров Общества в количественном составе, определяемом решением общего собрания акционеров Общества, избирается годовым общим собранием акционеров Общества, в предусмотренном Уставом Общества порядке, сроком до следующего годового общего собрания акционеров. Лица, избранные в состав Совета директоров, могут переизбираться неограниченное число раз.

Генеральный директор является единоличным исполнительным органом Общества и руководит текущей деятельностью Общества в порядке и в пределах компетенции, определенной Уставом Общества, а также в соответствии с решениями Совета директоров и общего собрания акционеров. Генеральный директор Общества назначается Советом директоров Общества на срок 5 лет. По истечении срока полномочий Генерального директора, он может быть назначен Советом директоров на тот же срок неограниченное число раз.

Генеральный директор подотчетен Совету директоров и общему собранию акционеров Общества.

Полномочия органов управления Общества определены Уставом Общества.

Компетенция общего собрания акционеров (участников) эмитента в соответствии с его Уставом (учредительными документами).

К компетенции общего собрания акционеров относятся следующие вопросы, решение по которым принимается, если за него проголосовали акционеры - владельцы более 50% голосующих акций Общества, принимающие участие в общем собрании акционеров, при условии, что иное не предусмотрено Уставом Общества:

1) внесение изменений и дополнений в Устав Общества или утверждение Устава Общества в новой редакции, за исключением случаев, предусмотренных Федеральным

законом "Об акционерных обществах" и Уставом Общества;

2) уменьшение уставного капитала путём уменьшения номинальной стоимости акций, приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путём погашения приобретённых или выкупленных Обществом акций;

3) утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибылей и убытков Общества;

4) решение о выплате годовых дивидендов, утверждение размера дивиденда и формы его выплаты по акциям каждой категории (типа). Решение принимается по рекомендации Совета директоров. Размер годовых дивидендов не может быть выше размера, рекомендованного Советом директоров;

5) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, утверждение Положения о Ревизионной комиссии Общества;

6) принятие решений о реорганизации Общества;

7) принятие решений о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;

8) определение количественного состава Совета директоров Общества, избрание членов Совета директоров и досрочное прекращение их полномочий;

9) определение количества, номинальной стоимости, категории (типа) объявленных акций и прав, предоставляемых этими акциями;

10) утверждение аудитора Общества;

11) порядок ведения общего собрания акционеров;

12) образование счётной комиссии;

13) определение формы сообщения Обществом информации (материалов), подлежащей предоставлению акционерам при подготовке к проведению общего собрания акционеров, в том числе определение органа печати в случае сообщения в форме опубликования;

14) дробление и консолидация акций;

15) решение об одобрении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;

16) решение об одобрении Обществом крупных сделок в соответствии с п.3 ст.79 Федерального закона "Об акционерных обществах";

17) увеличение уставного капитала путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых обыкновенных акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций;

18) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке;

19) размещение по закрытой подписке эмиссионных ценных бумаг, конвертируемых в акции. Размещение посредством открытой подписки конвертируемых эмиссионных ценных бумаг, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 процентов ранее размещенных обыкновенных акций;

20) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций;

21) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций;

22) утверждение внутренних документов, регулирующих деятельность органов Общества;

23) иные вопросы, предусмотренные действующим законодательством Российской Федерации.

Вопросы, отнесенные к компетенции общего собрания акционеров, не могут быть переданы на решение Совету директоров и Генеральному директору Общества.

Компетенция Совета директоров (наблюдательного совета) эмитента в соответствии с его Уставом (учредительными документами).

К компетенции Совета директоров относятся следующие вопросы:

1) вынесение на решение общего собрания акционеров вопросов, предусмотренных Уставом Общества;

2) рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты;

3) определение приоритетных направлений деятельности Общества;

4) созыв годового и внеочередного общих собраний акционеров Общества;

5) утверждение повестки дня общего собрания акционеров;

6) определение даты составления списка лиц, имеющих право на участие в общем собрании, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования;

7) предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества;

8) увеличение уставного капитала Общества путем размещения Обществом:
- дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;

- дополнительных привилегированных акций посредством открытой подписки;

- дополнительных акций за счет имущества Общества;

9) утверждение отчета об итогах выпуска и приобретения Обществом акций Общества;

10) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем увеличения номинальной стоимости акций;

11) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем размещения дополнительных акций;

12) размещение Обществом:

- облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;
- облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества;

13) определение рыночной стоимости имущества Общества;

14) приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных Уставом Общества;

15) распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате;

16) избрание Председателя Совета директоров и Заместителя Председателя Совета директоров из числа членов Совета директоров;

17) назначение Генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций;

18) рекомендации по размеру выплачиваемых членам Ревизионной комиссии

Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;

19) определение направлений использования резервного, целевых и иных фондов Общества;

20) утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции Общего собрания акционеров Федеральным законом "Об акционерных обществах", а также иных внутренних документов Общества, утверждение которых отнесено к компетенции Генерального директора Уставом Общества;

21) создание филиалов и открытие представительств Общества;

22) внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией;

23) принятие решения об одобрении Обществом крупных сделок, в соответствии с Федеральным законом "Об акционерных обществах";

24) принятие решения об одобрении Обществом сделок, в совершении которых имеется заинтересованность в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;

25) принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом "Сургутнефтегаз" и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз";

26) утверждение регистратора Общества, утверждение и расторжение договора с ним;

27) иные вопросы, предусмотренные законодательством Российской Федерации.

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами).

К компетенции Генерального директора Общества относится:

1) выполнение решений общего собрания акционеров и Совета директоров Общества;

2) издание приказов, инструкций, распоряжений, указаний и других актов по вопросам деятельности Общества, обязательных для исполнения всеми работниками Общества;

3) совершение в пределах предоставленных ему прав всех необходимых действий для реализации правомочий владения, пользования и распоряжения имуществом Общества, в том числе заключение договоров на приобретение, отчуждение имущества Общества; заключение договоров займов, кредитных договоров, кроме того, в связи с невозможностью определения на дату проведения общего собрания акционеров Общества сделок, подлежащих совершению в продолжение хозяйственных отношений между Обществом и ОАО "НК "Сургутнефтегаз", в совершении которых в будущем может возникнуть заинтересованность генерального директора Общества, установить, что сделки указанного характера, в т.ч. сделки займа, а также сделки, связанные с приобретением или отчуждением Обществом прямо или косвенно имущества, в т.ч. акций, в предельной сумме, составляющей 10% балансовой стоимости активов Общества на дату принятия решения о заключении таких сделок, могут совершаться генеральным директором самостоятельно;

4) представительство от имени Общества в отношениях с любыми российскими и иностранными юридическими и физическими лицами, заключение на территории Российской Федерации и за границей соглашений, договоров и совершение иных сделок от имени Общества, в том числе заключение договоров на приобретение имущества стоимостью до 25% балансовой стоимости активов Общества, определенной по данным бухгалтерской отчетности Общества на последнюю отчетную дату, осуществление распоряжения средствами резервного, целевых и иных фондов Общества в соответствии с указанными Советом директоров Общества направлениями, выдача доверенностей на

совершение сделок, открытие расчетных и иных счетов в банках и иных организациях и учреждениях;

5) решение вопросов, связанных с инвестициями в развитие предприятий, организаций;

6) утверждение и изменение структуры Общества, образование и прекращение деятельности структурных подразделений Общества, утверждение положений о структурных подразделениях Общества;

7) утверждение штатного расписания, сметы расходов на содержание, размеров и форм оплаты труда работников Общества, Правил внутреннего трудового распорядка и должностных инструкций для всех категорий работников Общества;

8) прием на работу, назначение и освобождение от должности, увольнение работников Общества, руководителей структурных подразделений, установление им должностных окладов и надбавок, применение к ним мер поощрения и дисциплинарного воздействия, принятие решений о привлечении их к материальной ответственности, заключение от имени Общества трудовых договоров (контрактов) с работниками;

9) решение вопросов социального развития Общества и его дочерних обществ;

10) принятие решений о предъявлении от имени Общества претензий и исков к юридическим и физическим лицам как в Российской Федерации, так и за рубежом в соответствии с законодательством.

Генеральный директор Общества вправе также принимать решения по любым вопросам руководства текущей деятельностью Общества и его дочерних обществ, не относящимся к компетенции общего собрания акционеров и Совета директоров Общества. Генеральный директор самостоятельно принимает решения по вопросам, относящимся к его компетенции.

Генеральный директор на время своего отсутствия и при иных обстоятельствах вправе назначить из числа должностных лиц Общества лицо, временно исполняющее обязанности Генерального директора.

5.2. Информация о лицах, входящих в состав органов управления эмитента.

Совет директоров (наблюдательный совет).

Председатель:
ФИО: ***Усольцев Александр Викторович***
Год рождения: ***1938***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: -
Организация: ***нет***
Должность: ***Должностей не занимает***

Доля в уставном капитале эмитента: ***0.0087%***
Доля обыкновенных акций эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

Члены совета директоров:
ФИО: ***Ананьев Сергей Алексеевич***
Год рождения: ***1959***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Федоровскнефть"***

Доля в уставном капитале эмитента: ***0.0048%***
Доля обыкновенных акций эмитента: ***0.0054%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***
Образование: ***Высшее профессиональное***
Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Генеральный директор***
Период: ***1999 – октябрь 2003***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Должность: ***Президент***
Период: ***1999 – март 2004***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3028%***
Доля обыкновенных акций эмитента: ***0.3674%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Буланов Александр Николаевич***
Год рождения: ***1959***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Сургутнефть"***

Доля в уставном капитале эмитента: ***0.0005%***
Доля обыкновенных акций эмитента: ***0.0002 %***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Горбунов Игорь Николаевич***
Год рождения: ***1967***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - 2002***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник центральной инженерно-технологической службы нефтегазодобывающего управления "Быстринскнефть"***
Период: ***2002 - наст. время***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Быстринскнефть"***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Матвеев Николай Иванович***
Год рождения: ***1942***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Главный инженер - первый заместитель генерального директора***

Доля в уставном капитале эмитента: ***0.0105%***
Доля обыкновенных акций эмитента: ***0.0122%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Медведев Николай Яковлевич***
Год рождения: ***1943***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Главный геолог - заместитель генерального директора***
Период: ***1999 - 2003***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Должность: ***Главный геолог***

Доля в уставном капитале эмитента: ***0.035%***
Доля обыкновенных акций эмитента: ***0.0418%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Резяпов Александр Филиппович***
Год рождения: ***1952***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - 2001***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Заместитель генерального директора по капитальному строительству – начальник управления капитального строительства***
Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Заместитель генерального директора по капитальному строительству***

Доля в уставном капитале эмитента: ***0.0206%***
Доля обыкновенных акций эмитента: ***0.024%***

Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Усманов Илдус Шагалиевич***
Год рождения: ***1954***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - 2003***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Главный инженер нефтегазодобывающего управления "Нижнесортымскнефть"***
Период: ***2003 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Начальник нефтегазодобывающего управления "Нижнесортымскнефть"***

Доля в уставном капитале эмитента: ***0.0018%***
Доля обыкновенных акций эмитента: ***0.0022%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***
Исполнительный орган:

Единоличный исполнительный орган:
ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Генеральный директор***
Период: ***1999 – октябрь 2003***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Должность: ***Президент***
Период: ***1999 – март 2004***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3028%***
Доля обыкновенных акций эмитента: ***0.3674%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

5.3. Сведения о размере вознаграждения, льгот и/или компенсации расходов по каждому органу управления эмитента.

Вознаграждения, выплаченные членам Совета директоров Общества за 2003 год (руб.):
19 625 000

Всего (руб.): ***19 625 000***

Вознаграждения членам Совета директоров Общества выплачивается в соответствии с Уставом Общества.

5.4. Сведения о структуре и компетенции органов контроля за финансово-хозяйственной деятельностью эмитента.

Ревизионная комиссия Общества избирается для осуществления контроля за финансово-хозяйственной деятельностью Общества. Ревизионная комиссия Общества состоит из трех членов, избираемых общим собранием акционеров из числа акционеров или их представителей. Акции, принадлежащие членам Совета директоров и Генеральному директору Общества, не могут участвовать в голосовании при избрании членов Ревизионной комиссии. Ревизионная комиссия принимает решения на своих заседаниях или опросным путем большинством голосов своих членов в порядке, определяемом Положением о Ревизионной комиссии. Члены Ревизионной комиссии не могут входить в состав Совета директоров, а также занимать должность Генерального директора Общества.

Ревизионная комиссия по окончании финансового года осуществляет годовую проверку (ревизию) деятельности Общества. Внеплановые проверки (ревизии) проводятся Ревизионной комиссией во всякое время по собственной инициативе, по решению общего собрания акционеров, по письменному требованию акционера (акционеров) Общества, владеющего в совокупности не менее чем 10% голосующих акций Общества или по решению Совета директоров. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, должны своевременно обеспечивать Ревизионную комиссию всей необходимой информацией и документами о финансово-хозяйственной деятельности Общества. По итогам проверки финансово-хозяйственной деятельности Общества Ревизионная комиссия составляет заключение.

Ревизионная комиссия вправе потребовать созыва внеочередного общего собрания акционеров в порядке, предусмотренном Уставом Общества.

Общество для проверки и подтверждения правильности годовой финансовой отчетности ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.

Общее собрание акционеров утверждает аудитора Общества. Размер оплаты его услуг определяется Советом директоров Общества.

Аудиторская проверка деятельности Общества должна быть проведена во всякое время по письменному требованию акционера (акционеров) Общества, владеющего в совокупности не менее чем 10% размещенных акций Общества.

5.5. Информация о лицах, входящих в состав органов контроля за финансово-хозяйственной деятельностью эмитента.

Персональный состав органа контроля:

ФИО: *Белоусова Татьяна Михайловна*
Год рождения: *1946*
Образование: *Высшее профессиональное*

Должности за последние 5 лет:
Период: *1999 - наст. время*
Организация: *Открытое акционерное общество "Сургутнефтегаз"*
Должность: *Заместитель главного бухгалтера – начальник контрольно-ревизионного отдела*

Доля в уставном капитале эмитента: *0.0015%*
Доля обыкновенных акций эмитента: *0.0014%*

Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Комарова Валентина Пантелеевна***
Год рождения: ***1948***
Образование: ***Высшее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - 2002***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Заместитель начальника финансового управления***
Период: ***2002 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Должность: ***Первый заместитель начальника финансового управления***

Доля в уставном капитале эмитента: ***0.0002%***

Доля обыкновенных акций эмитента: ***0.0003%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

ФИО: ***Олейник Тамара Федоровна***
Год рождения: ***1947***
Образование: ***Среднее профессиональное***

Должности за последние 5 лет:
Период: ***1999 - 2002***
Организация: ***Сургутский коммерческий банк "Сургутнефтегазбанк" ООО***
Должность: ***Начальник операционного отделения дополнительного филиала №1***
Период: ***2002 - наст. время***
Организация: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Должность: ***Начальник управления по кредитованию юридических лиц***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Характер родственных связей (при наличии): ***Нет***

5.6. Сведения о размере вознаграждения, льгот и/или компенсации расходов по органу контроля за финансово- хозяйственной деятельностью.

Вознаграждения, выплаченные членам Ревизионной комиссии Общества за 2003 год (руб.): ***174 406***

Всего (руб.): ***174 406***

Заключены контракты с членами ревизионной комиссии, по которым выплачивается

вознаграждение.

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента.

Среднесписочная численность сотрудников (работников) Общества и размер отчислений на заработную плату и социальное обеспечение

Наименование показателя	2 квартал 2004года
Среднесписочная численность работников, чел.	*82 730*
Объем денежных средств, направленных на оплату труда, тыс. руб.	*6573756,3*
Объем денежных средств, направленных на социальное обеспечение, тыс. руб.	*120427,6*
Общий объем израсходованных средств, тыс. руб.	*6694183,9*

Сведения о сотрудниках (работниках) эмитента в зависимости от их возраста и образования

Наименование показателя	2 квартал 2004года
Сотрудники (работники), возраст которых составляет менее 25 лет, %	*10,20*
Сотрудники (работники), возраст которых составляет от 25 до 35 лет, %	*27,00*
Сотрудники (работники), возраст которых составляет от 35 до 55 лет, %	*59,90*
Сотрудники (работники), возраст которых составляет более 55 лет, %	*2,90*
ИТОГО *из них:*	*100*
имеющие среднее или полное общее образование, %	*62,47*
имеющие начальное или среднее профессиональное образование, %	*19,85*
имеющие высшее профессиональное образование, %	*17,59*
имеющие послевузовское профессиональное образование, %	*0,09*

Сотрудниками (работниками) Общества создан профсоюзный орган.

5.8. Сведения о любых обязательствах эмитента перед сотрудниками (работниками), касающихся возможности их участия в уставном (складочном) капитале (паевом фонде)

эмитента.

Таких обязательств не имеется.

6. Сведения об участниках (акционерах) эмитента и о совершенных эмитентом сделках, в совершении которых имелась заинтересованность.

6.1. Сведения об общем количестве акционеров (участников) эмитента.

Общее количество акционеров (участников): ***41 632***
Общее количество номинальных держателей: ***28***

6.2. Сведения об участниках (акционерах) эмитента, владеющих не менее чем 5% его уставного (складочного) капитала (паевого фонда) или не менее чем 5% его обыкновенных акций, а также сведения об участниках (акционерах) таких лиц, владеющих не менее чем 20% уставного (складочного) капитала (паевого фонда) или не менее чем 20% их обыкновенных акций.

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента или не менее чем 5 процентами его обыкновенных акций:

1.Наименование: ***«ИНГ БАНК (ЕВРАЗИЯ) ЗАО»***
Место нахождения: ***123022, Москва, ул.Красная Пресня, д.31***
Доля коммерческой организации в уставном капитале эмитента: ***15.648%***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***8.617%***
Вид зарегистрированного лица: ***номинальный держатель***
2.Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Доля в уставном капитале эмитента: ***21.358%***
Доля обыкновенных акций эмитента: ***23.307%***
Вид зарегистрированного лица: ***номинальный держатель***

3. Наименование: ***Закрытое акционерное общество «Международный Московский Банк»***
Место нахождения: ***119034, Москва, Пречистенская наб., 9***
Доля в уставном капитале эмитента: ***7.726%***
Доля обыкновенных акций эмитента: ***9.392%***
Вид зарегистрированного лица: ***номинальный держатель***

6.3. Сведения о доле государства или муниципального образования в уставном (складочном) капитале (паевом фонде) эмитента, наличии специального права («золотой акции»).

Доля уставного капитала эмитента, находящаяся в государственной (федеральной, субъектов РФ), муниципальной собственности: ***Нет***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***Нет***

6.4. Сведения об ограничениях на участие в уставном (складочном) капитале (паевом фонде) эмитента.

Ограничений нет

6.5. Сведения об изменениях в составе и размере участия акционеров (участников) эмитента, владеющих не менее чем 5 процентами его уставного (складочного) капитала (паевого фонда) или не менее чем 5 процентами его обыкновенных акций.

№ п/п	Дата составления списка	Полное наименование	Сокращенное наименование	Доля в уставном капитале, %	Доля обыкновенных акций, %
1	*17.03.2000*	*Негосударственный пенсионный фонд "Сургутнефтегаз"*	*НПФ "Сургутнефтегаз"*	*6,74*	*8,46*
2	*17.03.2000*	*Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"*	*ОАО "НК "Сургутнефтегаз"*	*45,4*	*56,34*
3	*17.03.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*нет данных*	*20,42*
4	*13.05.2000*	*Негосударственный пенсионный фонд "Сургутнефтегаз"*	*НПФ "Сургутнефтегаз"*	*9,61*	*11,44*
5	*13.05.2000*	*Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"*	*ООО "Центральный Сургутский Депозитарий"*	*8,52*	*10,36*
6	*13.05.2000*	*Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"*	*ОАО "НК "Сургутнефтегаз"*	*36,77*	*42,17*
7	*13.05.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13,6*	*13,74*
8	*16.03.2001*	*Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"*	*ООО "Центральный Сургутский Депозитарий"*	*6,29*	*7,64*
9	*16.03.2001*	*Негосударственный пенсионный фонд "Сургутнефтегаз"*	*НПФ "Сургутнефтегаз"*	*10,53*	*12,55*
10	*16.03.2001*	*Открытое акционерное общество"Нефтяная компания "Сургутнефтегаз"*	*ОАО "НК "Сургутнефтегаз"*	*36,77*	*42,17*
11	*16.03.2001*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18,93*	*15,04*
12	*12.02.2002*	*Негосударственный пенсионный фонд "Сургутнефтегаз"*	*НПФ "Сургутнефтегаз"*	*10,53*	*12,55*
13	*12.02.2002*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20,93*	*16,94*
14	*12.02.2002*	*Открытое акционерное общество"Нефтяная компания "Сургутнефтегаз"*	*ОАО "НК "Сургутнефтегаз"*	*36,77*	*42,17*
15	*31.01.2003*	*Негосударственный пенсионный фонд "Сургутнефтегаз"*	*НПФ "Сургутнефтегаз"*	*10,52*	*12,52*
16	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21,21*	*16,72*
17	*2.02.2004*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14,8824*	*8,09*

6.6. Сведения о совершенных эмитентом сделках, в совершении которых имелась

заинтересованность.

Такие сделки в течение отчетного квартала не совершались

6.7. Сведения о размере дебиторской задолженности.

Дебиторская задолженность на 30.06.2004

тыс. руб.

Вид дебиторской задолженности	Срок наступления платежа					
	до 30 дней	от 31 до 60 дней	от 61 до 90 дней	от 91 до 180 дней	от 181 дня до 1 года	более 1 года
Дебиторская задолженность, всего в том числе:	*25 919 530*	*0*	*0*	*0*	*0*	*1 165 846*
покупатели и заказчики в том числе: *просроченная*	*19 228 420* *47 374*					*9 205* -
векселя к получению	*75 200*					
задолженность дочерних и зависимых обществ						
задолженность участников (учредителей) по взносам в уставный капитал						
авансы выданные	*1 633 921*					*34 125*
прочие дебиторы	*4 981 989*					*1 122 516*
Итого	*25 919 530*	*0*	*0*	*0*	*0*	*1 165 846*

Дебиторской задолженности, на долю которой приходится не менее 10 процентов от общей суммы дебиторской задолженности по состоянию на 30.06.2004, нет.

7. Бухгалтерская отчетность эмитента и иная финансовая информация.

7.1. Годовая бухгалтерская отчетность эмитента

В отчетном квартале информация не указывается

7.2. Бухгалтерская отчетность эмитента на 30.06.2004.

см. Приложение 1

7.3. Сводная бухгалтерская отчетность эмитента за последний завершенный финансовый год.

см. Приложение 2

7.4. Сведения об общей сумме экспорта, а также о доле, которую составляет экспорт в общем объеме продаж.

Наименование показателя	Ед. изм.	2 квартал 2004 г.

Доходы, полученные от экспорта продукции - всего	*тыс.руб.*	*50 243 672*
Объем выручки от продажи	*тыс.руб.*	*69 294 056*
Доля доходов полученных от экспорта	*%*	*72,5*

7.5. Сведения о существенных изменениях, произошедших в составе имущества эмитента после даты окончания последнего завершенного финансового года.

Существенных изменений в составе имущества эмитента после даты окончания последнего завершенного финансового года не было.

7.6. Сведения об участии эмитента в судебных процессах в случае, если такое участие может существенно отразиться на финансово-хозяйственной деятельности эмитента.

Судебных процессов, которые могли бы существенно повлиять на деятельность ОАО "Сургутнефтегаз", за 3 года, предшествующих дате окончания отчетного квартала, не было.

8. Дополнительные сведения об эмитенте и о размещенных им эмиссионных ценных бумагах.

8.1. Дополнительные сведения об эмитенте.

8.1.1. Сведения о размере, структуре уставного (складочного) капитала (паевого фонда) эмитента.

Размер уставного капитала эмитента (руб.): *43 427 992 940*

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:
количество (шт.): *35 725 994 705*
общий объем (руб.): *35 725 994 705*
доля в уставном капитале: *82,265 %*

Привилегированные акции:
количество (шт.): *7 701 998 235*
общий объем (руб.): *7 701 998 235*
доля в уставном капитале: *17,735 %*

Сведения о программах американских депозитарных расписок на акции эмитента.

Американские депозитарные расписки, выпущенные на обыкновенные акции ОАО "Сургутнефтегаз" торгуются на: "Frankfurter WertpapierBoerse"; "Berliner Wertpapierborse"; "Baden-Wurttemberg Wertpapier"; "Bayerische Borse"; "NASD OTC BULLETIN Board". Американские депозитарные расписки, выпущенные на привилегированные акции ОАО "Сургутнефтегаз" торгуются на: "Berliner Wertpapierborse"; "Baden-Wurttemberg Wertpapier"; "Bayerische Borse"; "NASD OTC BULLETIN Board".

Информация о программе ADR на обыкновенные именные акции Общества:

Дата начала действия программы - ***30 декабря 1996 года.***
Участники программы:

1. эмитент: ***ОАО "Сургутнефтегаз";***

2. депозитарий:
- *наименование:* ***Бэнк оф Нью-Йорк;***
- *местонахождение:* ***NY 10286, Нью-Йорк, ул. Барклай Стрит, 101***

3. собственники и выгодоприобретатели:
Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество обыкновенных именных акций Общества, представленных одной американской депозитной акцией - 50 штук.

Информация о программе ADR на привилегированные именные акции Общества:

Дата начала действия программы - ***март 1998 года.***
Участники программы:
1. эмитент: ***ОАО "Сургутнефтегаз";***
2. депозитарий:
- *наименование:* ***Бэнк оф Нью-Йорк;***
- *местонахождение:* ***NY 10286, Нью-Йорк, ул. Барклай Стрит, 101***
3. собственники и выгодоприобретатели:
Основные условия программы: тип программы - спонсируемая, 1-го уровня. Количество привилегированных именных акций Общества, представленных одной американской депозитной акцией - 100 штук.

8.1.2. Сведения об изменении размера уставного (складочного) капитала (паевого фонда) эмитента.

Период: 1999 г.
Размер уставного капитала не изменялся.

Период: 2000 г.
Размер уставного капитала на 01.01.2000 (руб.): 31 427 992 940
Разбивка уставного капитала по категориям акций на 01.01.2000:
Обыкновенные акции:
общий объем (руб.): 23 725 994 705
доля в уставном капитале: 75.493 %
Привилегированные акции:
общий объем (руб.): 7 701 998 235
доля в уставном капитале: 24.507 %

Орган управления Общества, принявший решение об изменении размера уставного капитала Общества: Совет директоров
Дата и номер протокола заседания совета директоров: 28.06.2000, №8
Размер уставного капитала после внесения изменений (руб.): 43 427 992 940

Разбивка уставного капитала по категориям акций после внесения изменений:
Обыкновенные акции:
общий объем (руб.): 35 725 994 705
доля в уставном капитале: 82.265%
Привилегированные акции:
общий объем (руб.): 7 701 998 235
доля в уставном капитале: 17.735%

Период: 2001 г.
Размер уставного капитала не изменялся.

Период: 2002 г.
Размер уставного капитала не изменялся.

Период: 2003 г.
Размер уставного капитала не изменялся.

8.1.3. Сведения о формировании и об использовании резервного фонда, а также иных фондов эмитента.

Резервный фонд создан в соответствии с законодательством РФ и учредительными документами Общества. Резервный фонд Общества создается в размере не менее 15 % от уставного капитала Общества путем обязательных ежегодных отчислений в размере не менее 5 % от чистой прибыли Общества до достижения указанного размера.

тыс. руб.

Наименование фонда	На 30.06.2004	
	Размер фонда в денежном выражении	Размер фонда от уставного капитала Общества,%
Резервный капитал	*6 514 198*	*15,00*

8.1.4. Сведения о порядке созыва и проведения собрания (заседания) высшего органа управления эмитента.

Высшим органом управления Общества, является общее собрание акционеров.

Сообщение о проведении общего собрания акционеров осуществляется в срок, определенный Федеральным законом «Об акционерных обществах».

В сообщении о проведении общего собрания акционеров указываются:

полное фирменное наименование и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому заполненные бюллетени могут быть направлены в Общество, а в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок ознакомления с информацией (материалами), подлежащей предоставлению акционерам при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

Сообщение акционерам о проведении общего собрания акционеров осуществляется путем опубликования информации в газете "Нефть Приобья". Повестка дня общего собрания акционеров не может быть изменена после опубликования информации. Общее собрание акционеров не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменять повестку дня.

Общие собрания акционеров могут быть годовыми и внеочередными.

Годовое общее собрание созывается Советом директоров Общества ежегодно не ранее чем через два месяца и не позднее чем через шесть месяцев после окончания финансового года в порядке, предусмотренном Уставом Общества.

Проводимые помимо годового общие собрания акционеров являются внеочередными. Внеочередные общие собрания акционеров могут быть созваны Советом директоров Общества на основании его собственной инициативы, по поданному в письменной форме требованию Ревизионной комиссии, аудитора Общества, либо

акционера (акционеров), владеющих в совокупности не менее чем 10 процентами голосующих акций Общества на дату предъявления требования. В таком требовании должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания с указанием мотивов их внесения. Требование подписывается лицом (лицами), требующим созыва внеочередного общего собрания акционеров.

Акционеры (акционер) Общества, являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, в срок не позднее 30 дней после окончания финансового года Общества вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в Совет директоров и Ревизионную комиссию Общества, число которых не может превышать численного состава указанных органов, а также кандидата на должность единоличного исполнительного органа.

Вопрос в повестку дня общего собрания акционеров вносится в письменной форме с указанием имени акционера (акционеров), вносящего вопрос, количества и категории (типа) принадлежащих ему акций. Предложение о выдвижении кандидатов в Совет директоров и Ревизионную комиссию Общества (в том числе в случае самовыдвижения) вносится в письменной форме с указанием имени кандидата (в случае если кандидат является акционером Общества), количества и категории (типа) принадлежащих ему акций, а также имен акционеров (акционера), выдвигающих кандидата, количества и категории (типа) принадлежащих им акций.

Совет директоров Общества обязан рассмотреть поступившие предложения и принять решение о включении или об отказе во включении их в повестку дня годового общего собрания акционеров не позднее 5 дней по окончании срока внесения предложений в повестку дня и выдвижения кандидатов. Мотивированное решение Совета директоров об отказе во включении вопроса в повестку дня собрания или кандидата в список кандидатур для голосования направляется акционеру (акционерам), внесшему вопрос или представившему предложение, не позднее трех дней с даты его принятия.

Дата, место и время проведения общего собрания акционеров, повестка дня и порядок проведения общего собрания акционеров, дата составления списка лиц, имеющих право на участие в общем собрании акционеров, порядок сообщения акционерам о его проведении, перечень предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, форма и текст бюллетеня для голосования устанавливаются (определяются) Советом директоров Общества.

8.1.5. Сведения о коммерческих организациях, в которых эмитент владеет не менее чем 5 процентами уставного (складочного) капитала (паевого фонда) либо не менее чем 5 процентами обыкновенных акций.

1. Полное наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***

Сокращенное наименование: ***ООО «Новгороднефтепродукт»***

Место нахождения: ***РФ, г.Великий Новгород***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:

ФИО: ***Серебренников Виктор Георгиевич***

Год рождения: ***1953***

Доля в уставном капитале эмитента: ***0.0019 %***

Доля обыкновенных акций эмитента: ***0.0013 %***

2. Полное наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Сокращенное наименование: ***ООО «Сургутмебель»***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Иванов Николай Иванович***
Год рождения: ***1952***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

3. Полное наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Сокращенное наименование: ***ЗАО «Сургутнефтестрой»***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Исполнительный орган организации и Совет директоров: ***Отсутствуют. Коммерческая организация находится в стадии ликвидации***

4. Полное наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Сокращенное наименование: ***ООО «Псковнефтепродукт»***
Место нахождения: ***РФ, г.Псков***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Исаков Владимир Борисович***
Год рождения: ***1945***
Доля в уставном капитале эмитента: ***0.0001%***
Доля обыкновенных акций эмитента: ***0.0002%***

5. Полное наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***

Сокращенное наименование: ***ООО «СО «Тверьнефтепродукт»***
Место нахождения: ***РФ, г.Тверь***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Клиновский Александр Эдуардович***
Год рождения: ***1968***
Доля в уставном капитале эмитента: ***0.0015%***
Доля обыкновенных акций эмитента: ***0.0017%***

6. Полное наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***
Сокращенное наименование: ***ООО «Инвестсибирьстрой»***
Место нахождения: ***Российская Федерация, Тюменская область, г.Сургут***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Баранков Владислав Георгиевич***
*Год рождения:****1953***
Доля в уставном капитале эмитента: ***0.022%***
Доля обыкновенных акций эмитента: ***0.0261%***

7. Полное наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***
Сокращенное наименование: ***ООО «Калининграднефтепродукт»***
Место нахождения: ***РФ, г.Калининград***

Доля эмитента в уставном капитале коммерческой организации: ***100 %***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Бердников Игорь Владимирович***
Год рождения: ***1962***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

8. Полное наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***
Сокращенное наименование: ***ООО «Сургутнефтегазбурение»***

Место нахождения: **Российская Федерация, Тюменская область, г. Сургут**

Доля эмитента в уставном капитале коммерческой организации: **100 %**

Доля коммерческой организации в уставном капитале эмитента: **доли не имеет**

Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: **доли не имеет**

Совет директоров: **Не сформирован в соответствии с учредительными документами**

Исполнительный орган организации:
ФИО: **Логиновская Людмила Александровна**
Год рождения: **1950**
Доля в уставном капитале эмитента: **0.0058%**
Доля обыкновенных акций эмитента: **0.007%**

9. Полное наименование: **Открытое акционерное общество «Институт по проектированию предприятий нефтеперерабатывающей и нефтехимической промышленности»**
Сокращенное наименование: **ОАО «Ленгипронефтехим»**
Место нахождения: **РФ, г.Санкт-Петербург**

Доля эмитента в уставном капитале коммерческой организации: **100%**
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: **100%**
Доля коммерческой организации в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: **доли не имеет**

Председатель совета директоров организации:
ФИО: **Куницын Юрий Александрович**
Год рождения: **1939**
Доля в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента **доли не имеет**

Члены совета директоров:
ФИО: **Тюрев Петр Борисович**
Год рождения: **1957**
Доля в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента **доли не имеет**

ФИО: **Дешин Леонид Анатольевич**
Год рождения: **1960**
Доля в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента **доли не имеет**

ФИО: **Минин Игорь Владимирович**
Год рождения: **1965**
Доля в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента **доли не имеет**

ФИО: **Порошин Василий Алексеевич**
Год рождения: **1938**
Доля в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента **доли не имеет**

ФИО: **Потапов Сергей Сергеевич**

Год рождения: ***1951***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Ильина Галина Леонидовна***
Год рождения: ***1947***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Морозенко Ольга Николаевна***
Год рождения: ***1951***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Фомин Александр Степанович***
Год рождения: ***1941***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

Исполнительный орган организации:
ФИО: ***Фомин Александр Степанович***
Год рождения: ***1941***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

10. Полное наименование: ***Открытое акционерное общество «Совхоз «Червишевский»***
Сокращенное наименование: ***ОАО «Совхоз «Червишевский»***
Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***

Доля эмитента в уставном капитале коммерческой организации: ***99.9994%***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***99.9994%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Председатель совета директоров организации:
ФИО: ***Татарчук Валерий Григорьевич***
Год рождения: ***1953***
Доля в уставном капитале эмитента: ***0.0052%***
Доля обыкновенных акций эмитента: ***0.0058%***

Члены совета директоров:
ФИО: ***Анисимов Константин Геннадьевич***
Год рождения: ***1966***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Сидоров Аркадий Николаевич***
Год рождения: ***1967***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Косенков Яков Алексеевич***

Год рождения: ***1947***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Курочкин Виктор Васильевич***
Год рождения: ***1966***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Исполнительный орган организации:
ФИО: ***Косенков Яков Алексеевич***
Год рождения: ***1947***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

11. Полное наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***
Сокращенное наименование: ***ООО «Страховое общество «Сургутнефтегаз»***
Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

*Доля эмитента в уставном капитале коммерческой организации:****99.97%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Урюпин Вячеслав Алексеевич***
Год рождения: ***1959***
Доля в уставном капитале эмитента: ***0.0003%***
Доля обыкновенных акций эмитента: ***0.0001%***

12. Полное наименование: ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***
Сокращенное наименование: ***ООО «КИНЕФ»***
Место нахождения: ***РФ, Ленинградская обл., г.Кириши***

*Доля эмитента в уставном капитале коммерческой организации:****99.9904%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Сомов Вадим Евсеевич***
Год рождения: ***1951***
Доля в уставном капитале эмитента: ***0.0063%***
Доля обыкновенных акций эмитента: ***0.0075%***

13. Полное наименование: ***Общество с ограниченной ответственностью "Нефть-консалтинг"***

Сокращенное наименование: ***ООО «Нефть-консалтинг»***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
*Доля эмитента в уставном капитале коммерческой организации:****95%***
Доля коммерческой организации в уставном капитале эмитента: ***0.0079%***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***0.0019%***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Хасанов Равиль Рашитович***
Год рождения: ***1953***
Доля в уставном капитале эмитента: ***0.0026%***
Доля обыкновенных акций эмитента: ***0.0001%***

14. Полное наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Сокращенное наименование: ***ЗАО «СНГБ»***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Доля эмитента в уставном капитале коммерческой организации: ***91.591%***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***93.4382%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Председатель совета директоров организации:
ФИО: ***Богданов Владимир Леонидович***
Год рождения: ***1951***
Доля в уставном капитале эмитента: ***0.3028%***
Доля обыкновенных акций эмитента: ***0.3673%***

Члены совета директоров:
ФИО: ***Ашихмин Владимир Петрович***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***0.0104%***
Доля обыкновенных акций эмитента: ***0.0126%***

ФИО: ***Баранков Владислав Георгиевич***
Год рождения: ***1953***
Доля в уставном капитале эмитента: ***0.022%***
Доля обыкновенных акций эмитента: ***0.0261%***

ФИО: ***Бурцев Геннадий Алексеевич***
Год рождения: ***1951***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Баженин Юрий Иванович***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Федоров Сергей Анатольевич***
Год рождения: ***1956***
Доля в уставном капитале эмитента: ***0.0005%***
Доля обыкновенных акций эмитента: ***0.0001%***

ФИО: ***Урюпин Вячеслав Алексеевич***
Год рождения: ***1959***
Доля в уставном капитале эмитента: ***0.0003%***
Доля обыкновенных акций эмитента: ***0.0001%***

Председатель правления организации:
ФИО: ***Непомнящих Евгения Викторовна***
Год рождения: ***1946***
Доля в уставном капитале эмитента: ***0.0025%***
Доля обыкновенных акций эмитента: ***0.003%***

Члены правления организации:
ФИО: ***Захарова Нина Александровна***
Год рождения: ***1946***
Доля в уставном капитале эмитента: ***0.0041%***
Доля обыкновенных акций эмитента: ***0.005%***

ФИО: ***Зиновьева Галина Николаевна***
Год рождения: ***1949***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Король Андрей Витальевич***
Год рождения: ***1973***
Доля в уставном капитале эмитента: ***0.0003%***
Доля обыкновенных акций эмитента: ***0.0003%***

ФИО: ***Моисеев Александр Васильевич***
Год рождения: ***1952***
Доля в уставном капитале эмитента: ***0.0014%***
Доля обыкновенных акций эмитента: ***0.0014%***

ФИО: ***Пастухова Галина Афанасьевна***
*Год рождения:****1946***
Доля в уставном капитале эмитента: ***0.0001%***
Доля обыкновенных акций эмитента: ***0.0001%***

ФИО: ***Поспелова Наталья Евгеньевна***
Год рождения: ***1959***
Доля в уставном капитале эмитента: ***0.0028%***
Доля обыкновенных акций эмитента: ***0.0033%***

15. Полное наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Сокращенное наименование: ***ООО «Инвест-Защита»***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***

Доля эмитента в уставном капитале коммерческой организации: ***87.25%***
Доля коммерческой организации в уставном капитале эмитента: ***0.0912%***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли***

не имеет

Совет директоров: **Не сформирован в соответствии с учредительными документами**

Исполнительный орган организации:
ФИО: **Пискунов Александр Владимирович**
Год рождения: **1963**
Доля в уставном капитале эмитента: **0.0000**
Доля обыкновенных акций эмитента: **доли не имеет**

16. *Полное наименование:* **Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"**
Сокращенное наименование: **ООО «Центральный Сургутский Депозитарий»**
Место нахождения: **Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут**

Доля эмитента в уставном капитале коммерческой организации: **63.233%**
Доля коммерческой организации в уставном капитале эмитента: **0.0378%**
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: **0.0446%**

Совета директоров: **Не сформирован в соответствии с учредительными документами**

Исполнительный орган организации:
ФИО: **Юсубов Икрам Илияс-оглы**
Год рождения: **1967**
Доля в уставном капитале эмитента: **0.0001%**
Доля обыкновенных акций эмитента: **0.0000%**

17. *Полное наименование:* **Открытое акционерное общество "Сургутполимер"**
Сокращенное наименование: **ОАО «Сургутполимер»**
Место нахождения: **Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ**

Доля эмитента в уставном капитале коммерческой организации: **30%**
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: **30%**

Доля коммерческой организации в уставном капитале эмитента: **доли не имеет**
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: **доли не имеет**

Совет директоров: **Не сформирован в соответствии с учредительными документами**

Исполнительный орган организации: **Отсутствует. Коммерческая организация находится в стадии ликвидации**

18. *Полное наименование:* **Закрытое акционерное общество "Сургутинвестнефть"**
Сокращенное наименование: **ЗАО «Сургутинвестнефть»**
Место нахождения: **РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут**

Доля эмитента в уставном капитале коммерческой организации: **18.1818%**
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: **18.1818%**

Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Председатель совета директоров организации:
ФИО: ***Баранков Владислав Георгиевич***
Год рождения: ***1953***
Доля в уставном капитале эмитента: ***0.022%***
Доля обыкновенных акций эмитента: ***0.0261%***

Члены совета директоров:
ФИО: ***Федоров Сергей Анатольевич***
Год рождения: ***1956***
Доля в уставном капитале эмитента: ***0.0005%***
Доля обыкновенных акций эмитента: ***0.0001%***

ФИО: ***Ческидова Галина Алексеевна***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***0.0043%***
Доля обыкновенных акций эмитента: ***0.0049%***

ФИО: ***Егоров Олег Юрьевич***
Год рождения: ***1968***
Доля в уставном капитале эмитента: ***0.0002%***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Габдулхаков Руслан Ринатович***
Год рождения: ***1975***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Исполнительный орган организации:
ФИО: ***Ческидова Галина Алексеевна***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***0.0043%***
Доля обыкновенных акций эмитента: ***0.0049%***

19. Полное наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***
Сокращенное наименование: ***ОАО «Гипротюменнефтегаз»***
Место нахождения: ***РФ, г. Тюмень***

Доля эмитента в уставном капитале коммерческой организации: ***11.2255%***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***14.9672%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Председатель совета директоров организации:
ФИО: ***Овсий Леонид Иванович***
Год рождения: ***1937***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Члены совета директоров:

ФИО: ***Киршенбаум Рафаил Петрович***
Год рождения: ***1936***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Корнилов Юрий Николаевич***
Год рождения: ***1942***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

ФИО: ***Даугалайте Янина Антановна***
Год рождения: ***1980***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Ревенко Владимир Михайлович***
Год рождения: ***1947***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Плешакова Елена Васильевна***
Год рождения: ***1969***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Шешуков Александр Иванович***
Год рождения: ***1955***
Доля в уставном капитале эмитента: ***0.0006%***
Доля обыкновенных акций эмитента: ***0.0002%***
ФИО: ***Шамсадов Алихан Усамович***
Год рождения: ***1978***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Биндер Олег Лазаревич***
Год рождения: ***1939***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

Члены правления организации:
ФИО: ***Киршенбаум Рафаил Петрович***
Год рождения: ***1936***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
ФИО: ***Соколов Сергей Михайлович***
Год рождения: ***1944***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***
ФИО: ***Корнилов Юрий Николаевич***
Год рождения: ***1942***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Пучков Василий Николаевич***
Год рождения: ***1956***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Нагаев Александр Ромуальдович***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Ракитин Владимир Борисович***
Год рождения: ***1945***
Доля в уставном капитале эмитента: ***0.0042%***
Доля обыкновенных акций эмитента: ***0.0045%***

ФИО: ***Шендель Анатолий Николаевич***
Год рождения: ***1955***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Пальянов Петр Александрович***
Год рождения: ***1952***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Горбатиков Виктор Андреевич***
Год рождения: ***1930***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Медунин Владимир Дмитриевич***
Год рождения: ***1949***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

Исполнительный орган организации:
ФИО: ***Киршенбаум Рафаил Петрович***
Год рождения: ***1936***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***

20. Полное наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***
Сокращенное наименование: ***ОАО «Хантымансийскинтерспорт»***
Место нахождения: ***РФ, Тюменская обл., г. Ханты-Мансийск***

Доля эмитента в уставном капитале коммерческой организации: ***10%***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***10%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Бондарев Николай Петрович***

Год рождения: ***1945***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

21. Полное наименование: ***Общество с ограниченной ответственностью "Лизинг продакшн"***
Сокращенное наименование: ***ООО «Лизинг продакшн»***
Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский а.о. - Югра, г.Сургут***

Доля эмитента в уставном капитале коммерческой организации: ***93.0917%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Совет директоров: ***Не сформирован в соответствии с учредительными документами***

Исполнительный орган организации:
ФИО: ***Ашихмин Владимир Петрович***
Год рождения: ***1954***
Доля в уставном капитале эмитента: ***0.0104%***
Доля обыкновенных акций эмитента: ***0.0126%***

22. Полное наименование: ***Открытое акционерное общество "Аэропорт Сургут"***
Сокращенное наименование: ***ОАО «Аэропорт Сургут»***
Место нахождения: ***РФ, Тюменская обл., г. Сургут***

Доля эмитента в уставном капитале коммерческой организации: ***5%***
Доля обыкновенных акций коммерческой организации, принадлежащих эмитенту: ***5%***
Доля коммерческой организации в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента, принадлежащих коммерческой организации: ***доли не имеет***

Председатель совета директоров организации:
ФИО: ***Нестеров Владислав Степанович***
Год рождения: ***1948***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

Члены совета директоров:
ФИО: ***Лебединский Василий Степанович***
Год рождения: ***1946***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Азнауров Артур Эдуардович***
Год рождения: ***1968***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Чижов Сергей Николаевич***
Год рождения: ***1959***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Савин Сергей Анатольеввич***
Год рождения: ***1966***
Доля в уставном капитале эмитента: ***0.0003***
Доля обыкновенных акций эмитента ***0.0001***

ФИО: ***Калачев Александр Леонтьевич***
Год рождения: ***1957***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Зольников Николай Николаевич***
Год рождения: ***1957***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Дьячков Евгений Вячеславович***
Год рождения: ***1963***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

ФИО: ***Мосягин Михаил Николаевич***
Год рождения: ***1956***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

Исполнительный орган организации:
ФИО: ***Дьячков Евгений Вячеславович***
Год рождения: ***1963***
Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента ***доли не имеет***

8.1.6. Сведения о существенных сделках, совершенных эмитентом.

Существенных сделок (группы взаимосвязанных сделок), совершенных Обществом, размер обязательств по которым составляет 10 и более процентов балансовой стоимости активов Общества по данным бухгалтерской отчетности за 2 квартал 2004 года не заключалось.

8.1.7. Сведения о кредитных рейтингах эмитента.

На конец 2 квартал 2004 года кредитный рейтинг Общества отсутствует.

8.2. Сведения о каждой категории (типе) акций эмитента.

Категория: ***обыкновенные***
Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***
Количество ценных бумаг, находящихся в обращении: ***35 725 994 705 штук***
Количество дополнительных акций, находящихся в стадии размещения: ***Нет***
Количество объявленных акций: ***Нет***
Количество акций, находящихся на балансе эмитента: ***Нет***
Количество дополнительных акций, которые могут быть размещены: ***Нет***
Дата регистрации: ***24 июня 2003 года***
Регистрационный номер: ***1-01-00155-А***

Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено

объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого аннулированы следующие государственные регистрационные номера, присвоенные выпускам обыкновенных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":

87-1-664 от 19.07.94;
МФ 67-1-01430 от 30.09.96;
1-05-00155-А от 25.08.97;
1-06-00155-А от 22.12.97;
1-07-00155-А от 18.04.2000

Права, предоставляемые акциями их владельцам:

Обыкновенная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:

- право одного голоса при решении вопросов, поставленных на голосование на общем собрании акционеров, за исключением выборов членов Совета директоров Общества (Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащей ему акции полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества);

- право на получение дивиденда из чистой прибыли Общества;

- право на часть имущества Общества при ликвидации Общества;

- право требовать выкупа Обществом принадлежащих ему акций в случаях:

реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;

внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании;

- право на участие в общем собрании акционеров, как лично, так и через представителей, в качестве которых могут выступать, в том числе, другие акционеры Общества, а также его должностные лица;

- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".

В случае размещения Обществом посредством открытой подписки голосующих акций и ценных бумаг, конвертируемых в голосующие акции, с их оплатой деньгами, акционеры - владельцы голосующих акций Общества имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.

Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

Категория: ***привилегированные***

Номинальная стоимость одной ценной бумаги выпуска: ***1 рубль***

Количество ценных бумаг, находящихся в обращении: ***7 701 998 235 штук***

Количество дополнительных акций, находящихся в стадии размещения: ***Нет***

Количество объявленных акций: ***Нет***

Количество акций, находящихся на балансе эмитента: ***Нет***

Количество дополнительных акций, которые могут быть размещены: ***Нет***

Дата регистрации: *24 июня 2003 года*
Регистрационный номер: *2-01-00155-А*

Распоряжением ФКЦБ России от 24 июня 2003 года №03-1215/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг открытого акционерного общества "Сургутнефтегаз", в результате которого аннулированы следующие государственные регистрационные номера, присвоенные выпускам привилегированных именных бездокументарных акций открытого акционерного общества "Сургутнефтегаз":

87-1-664 от 19.07.94;
МФ 67-1-01184 от 05.04.96;
МФ 67-1-01431 от 30.09.96;
2-05-00155-А от 25.08.97;
2-06-00155-А от 24.10.97

Права, предоставляемые акциями их владельцам:

Привилегированная акция ОАО "Сургутнефтегаз" (Общества) дает своему владельцу:

- право на получение ежегодного фиксированного дивиденда. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции, устанавливается в размере 10% чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25% уставного капитала Общества. При этом если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции, размер дивиденда, выплачиваемого по последним, должен быть увеличен до размера дивиденда, выплачиваемого по обыкновенным акциям. Общество не имеет права выплачивать дивиденды по привилегированным акциям иначе, как в порядке, предусмотренном Уставом Общества;

- право голоса на собрании акционеров при решении на общем собрании акционеров вопросов о реорганизации и ликвидации Общества, о внесении изменений и дополнений в Устав Общества, затрагивающих права и интересы владельцев привилегированных акций;

- право на часть имущества Общества при ликвидации Общества;

- право участвовать в общем собрании акционеров с правом голоса по всем вопросам его компетенции, начиная с собрания, следующего за годовым общим собранием акционеров, на котором независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям этого типа. Право акционеров - владельцев привилегированных акций участвовать в общем собрании акционеров прекращается с момента первой выплаты по указанным акциям дивидендов в полном размере;

- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах";

- в случае приобретения права голоса - требовать выкупа Обществом принадлежащих ему акций при:

реорганизации Общества или совершения крупной сделки, решение об одобрении которой принимается общим собранием акционеров в соответствии с Уставом Общества, если он голосовал против принятия решения о реорганизации или одобрении указанной сделки либо не принимал участия в голосовании по этим вопросам;

внесения изменений и дополнений в Устав Общества или утверждения Устава Общества в новой редакции, ограничивающих его права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании.

Акция Общества может находиться в совместной собственности двух или нескольких лиц. В этом случае участники совместной собственности признаются

Обществом одним акционером и осуществляют свои права по владению, пользованию и распоряжению акцией Общества в порядке, установленном соглашением участников.

8.3. Сведения о предыдущих выпусках эмиссионных ценных бумаг эмитента, за исключением акций эмитента.

Обществом ценные бумаги, кроме акций не выпускались.

8.4. Сведения о лице (лицах), предоставившем (предоставивших) обеспечение по облигациям выпуска.

Обществом облигации не выпускались.

8.5. Условия обеспечения исполнения обязательств по облигациям выпуска.

Обществом облигации не выпускались.

8.6. Сведения об организациях, осуществляющих учет прав на эмиссионные ценные бумаги эмитента.

Регистратор:
Наименование: *Закрытое акционерное общество "Сургутинвестнефть"*
Место нахождения: *РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут*
Почтовый адрес: *628400, РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул. Энтузиастов, 52/1*
Тел.: *(3462) 42-11-74* Факс: *(3462) 42-11-93*
Адрес электронной почты: *sineft@wsnet.ru*

Лицензия:
Номер лицензии: *№04-159/р*
Дата выдачи: *25.06.2004*
Срок действия: *бессрочная*
Орган, выдавший лицензию: *Федеральной службы по финансовым рынкам*

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: *2.04.1994*

8.7. Сведения о законодательных актах, регулирующих вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам.

Законодательными актами, регулирующими вопросы импорта и экспорта капитала, которые могут повлиять на выплату дивидендов, процентов и других платежей нерезидентам по состоянию на 30.06.2004 являются:
Закон РФ от 09.10.1992 №3615-1 «О валютном регулировании и валютном контроле»;
Закон РФ от 10.12.2003 №173-ФЗ «О валютном регулировании и валютном контроле»;
Федеральный закон «Об акционерных обществах» от 26.12.1995 №208-ФЗ;
Федеральный закон от 09.07.1999 №160-ФЗ «Об иностранных инвестициях в Российской Федерации»;
Федеральный закон «Об инвестиционной деятельности в Российской Федерации, осуществляемой в форме капитальных вложений» от 25.02.1999 №39-ФЗ;
Налоговый кодекс РФ;

Федеральный закон от 07.08.2001 № 115-ФЗ «О противодействии легализации (отмыванию) доходов, полученных преступным путем, и финансированию терроризма»;
Соглашения об избежании двойного налогообложения, заключенные между РФ и иностранными государствами, резидентами которых являются владельцы ценных бумаг Общества;
Инструкция Центрального Банка РФ от 12.10.2000 №93-И «О порядке открытия уполномоченными банками банковских счетов нерезидентов в валюте Российской Федерации и проведения операций по этим счетам»;
Инструкция Центрального банка РФ от 28.12.2000 №96-И «О специальных счетах нерезидентов типа «С».

8.8. Описание порядка налогообложения доходов по размещенным эмиссионным ценным бумагам эмитента.

Порядок налогообложения, вступивший в силу с 01.01.2002

I. Налогообложение доходов юридических лиц по размещенным ценным бумагам в виде дивидендов.		
№№	Категории владельцев ценных бумаг	
	Юридические лица - налоговые резиденты РФ	Иностранные юридические лица - (нерезиденты), получающие доходы от источников, находящихся на территории РФ
1. Наименование дохода по размещенным ценным бумагам	Дивиденды	
2. Наименование налога на доход по ценным бумагам	Налог на доходы	
3. Ставка налога	6%	15%
4. Порядок и сроки уплаты налога	Налоги с доходов в виде дивидендов взимаются у источника выплаты этих доходов и перечисляются в бюджет налоговым агентом, осуществившем выплату, в течение 10 дней со дня выплаты дохода.	
5. Особенности порядка налогообложения для данной категории владельцев ценных бумаг	Общая сумма налога с суммы дивидендов определяется с разницы между суммой дивидендов, подлежащих распределению между акционерами-резидентами, и суммой дивидендов, полученных самим налоговым агентом за отчетный период. В случае, если полученная разница отрицательна, то не возникает обязанности по уплате налога и не производится возмещение из бюджета. Сумма налога, подлежащая	Устранение двойного налогообложения. При применении положений международных договоров Российской Федерации иностранная организация должна представить налоговому агенту, выплачивающему доход, подтверждение того, что эта иностранная организация имеет постоянное местонахождение в том государстве, с которым Российская Федерация имеет международный договор (соглашение), регулирующий вопросы налогообложения, которое должно быть заверено компетентным органом того иностранного государства. При представлении иностранной организацией, имеющей право на получение дохода, подтверждения налоговому агенту, выплачивающему доход, до даты выплаты дохода, в отношении такого дохода производится освобождение от удержания налога у источника выплаты или удержание

	удержанию из доходов налогоплательщика получателя дивидендов, исчисляется исходя из общей суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.	*налога у источника выплаты по пониженным ставкам. Для возврата сумм налогов ранее удержанных в Российской Федерации, иностранная организация представляет документы в налоговый орган по месту постановки на учет налогового агента в течение трех лет с момента окончания налогового периода, в котором был выплачен доход.*
	Глава 25 Налогового Кодекса РФ "Налог на прибыль организаций" (с изменениями и дополнениями)	
II. Налогообложение доходов физических лиц по размещенным ценным бумагам в виде дивидендов		
№№	***Категории владельцев ценных бумаг***	
	Физические лица - налоговые резиденты РФ	***Физические лица, получающие доходы от источников, расположенных в РФ, не являющиеся налоговыми резидентами РФ***
1. Наименование дохода по размещенным ценным бумагам	***Дивиденды***	
2. Наименование налога на доход по ценным бумагам	***Налог на доходы физических лиц***	
3. Ставка налога	*6%*	*30%*
4. Порядок и сроки уплаты налога	***Обязанность удержать из доходов налогоплательщика сумму налога и уплатить ее в соответствующий бюджет возлагается на Российскую организацию, являющуюся источником дохода налогоплательщика в виде дивидендов (налогового агента). Начисленная сумма налога удерживается непосредственно из доходов налогоплательщика при их фактической выплате. Налоговые агенты обязаны перечислять суммы исчисленного и удержанного налога не позднее дня фактического получения в банке наличных денежных средств на выплату дохода, а также дня перечисления дохода со счетов налоговых агентов в банке на счета налогоплательщика либо по его поручению на счета третьих лиц в банках.***	
5. Особенности порядка налогообложения для данной категории владельцев ценных бумаг	*Общая сумма налога с суммы дивидендов определяется с разницы между суммой дивидендов, подлежащих распределению между акционерами-резидентами, и суммой дивидендов, полученных самим налоговым агентом за отчетный период. В случае, если полученная разница отрицательна, то не возникает обязанности по уплате налога и не производится возмещение из бюджета. Сумма налога, подлежащая удержанию из доходов налогоплательщика-получателя дивидендов, исчисляется исходя из общей*	*Устранение двойного налогообложения. Для освобождения от уплаты налога проведения зачета, получения налоговых вычетов или иных налоговых привилегий налогоплательщик должен представить в налоговые органы официальное подтверждение того, что он является резидентом государства, с которым Российская Федерация заключила действующий в течение соответствующего налогового периода (или его части) договор (соглашение) об избежании двойного налогообложения, а так же документ о полученном доходе и об уплате им налога за пределами Российской Федерации, подтвержденный налоговым органом соответствующего иностранного государства.*

	суммы налога и доли каждого налогоплательщика в общей сумме дивидендов.	*Подтверждение может быть представлено как до уплаты налога или авансовых платежей, так и в течение одного года после окончания того налогового периода, по результатам которого налогоплательщик претендует на получение освобождения от налогообложения, налоговых вычетов или привилегий.*
6.Законодательные и нормативные акты, регламентирующие порядок налогообложения указанных доходов.	*Налоговый кодекс Российской Федерации ч. 2 гл. 23 "Налог на доходы физических лиц" (с изменениями и дополнениями)*	

III. Налогообложение доходов юридических лиц от реализации размещенных ценных бумаг.		
№№	*Категории владельцев ценных бумаг*	
	Юридические лица - налоговые резиденты РФ	*Иностранные юридические лица - (нерезиденты), получающие доходы от источников, находящихся на территории РФ*
1. Наименование дохода по размещенным ценным бумагам	*Доходы от операций по реализации ценных бумаг*	*Доходы от реализации акций российских организаций, более 50% активов которых состоит из недвижимого имущества, находящегося на территории РФ*
2. Наименование налога на доход по ценным бумагам	*Налог на прибыль*	
3. Ставка налога	*24%*	*20%*
4. Порядок и сроки уплаты налога	*Налог, подлежащий уплате по истечении налогового периода уплачивается не позднее 28 марта, следующего за истекшим налоговым периодом. Квартальные авансовые платежи уплачиваются не позднее 28 дней со дня окончания соответствующего отчетного периода. Ежемесячные авансовые платежи, подлежащие уплате в течение отчетного периода, уплачиваются в срок не позднее 28-го числа каждого месяца этого отчетного периода. Налогоплательщики, исчисляющие ежемесячные авансовые платежи по фактически полученной*	*Налог исчисляется и удерживается российской организацией, выплачивающей доход иностранной организации, при каждой выплате дохода и перечисляется налоговым агентом в федеральный бюджет одновременно с выплатой дохода в валюте выплаты этого дохода, либо в валюте РФ по курсу ЦБ РФ на дату перечисления налога.*

	прибыли, уплачивают авансовые платежи не позднее 28-го числа месяца, следующего за месяцем, по итогам которого производится исчисление налога. По итогам отчетного (налогового) периода суммы ежемесячных авансовых платежей, уплаченных в течение отчетного (налогового) периода, засчитываются при уплате авансовых платежей по итогам отчетного периода. Авансовые платежи по итогам отчетного периода засчитываются в счет уплаты налога по итогам налогового периода.	
5. Особенности порядка налогообложения для данной категории владельцев ценных бумаг		*Устранение двойного налогообложения. При представлении иностранной организацией налоговому агенту до даты выплаты дохода подтверждения того, что эта иностранная организация имеет постоянное местонахождение в том государстве, с которым РФ имеет международный договор, регулирующий вопросы налогообложения, в отношении дохода, по которому международным договором предусмотрен льготный режим налогообложения в РФ, производится освобождение от удержания налогов у источника выплаты или удержание налога по пониженным ставкам.*
6.Законодательные и нормативные акты, регламентирующие порядок налогообложения указанных доходов.	*Глава 25 Налогового Кодекса РФ "Налог на прибыль организаций" (с изменениями и дополнениями)*	

№№	*Категории владельцев ценных бумаг*	
	Физические лица - налоговые резиденты РФ	*Физические лица, получающие доходы от источников, расположенных в РФ, не являющиеся налоговыми резидентами РФ*
1. Наименование дохода по размещенным ценным бумагам	*Доход (убыток) от реализации ценных бумаг, определяемый как разница между суммами, полученными от реализации ценных бумаг, и расходами на приобретение, реализацию и хранение ценных бумаг, фактически произведенными налогоплательщиком и документально подтвержденными.*	
2. Наименование налога на доход по ценным бумагам	*Налог на доходы физических лиц*	

3. Ставка налога	*13%*	*30%*
4. Порядок и сроки уплаты налога	*Расчет и уплата суммы налога осуществляются налоговым агентом по окончании налогового периода (календарного года) или при осуществлении им выплаты денежных средств налогоплательщика до истечения очередного налогового периода. При выплате денежных средств до истечении очередного налогового периода налог уплачивается с доли дохода, соответствующей фактической сумме выплачиваемых денежных средств.*	
5. Особенности порядка налогообложения для данной категории владельцев ценных бумаг	*В случае, если расходы налогоплательщика не могут быть подтверждены документально, он вправе воспользоваться имущественным налоговым вычетом в сумме, полученной от продажи ценных бумаг, но не превышающей 125 000 рублей. По ценным бумагам которые находились в собственности налогоплательщика 3 года и более, имущественный налоговый вычет предоставляется в сумме, полученной налогоплательщиком при продаже указанных ценных бумаг. Имущественный налоговый вычет или вычет в размере фактически произведенных и документально подтвержденных расходов предоставляется налогоплательщику при расчете и уплате налога в бюджет у источника выплаты дохода, либо по окончании налогового периода при подаче налоговой декларации в налоговый орган.*	*Устранение двойного налогообложения. Для освобождения от уплаты налога проведения зачета, получения налоговых вычетов или иных налоговых привилегий налогоплательщик должен представить в налоговые органы официальное подтверждение того, что он является резидентом государства, с которым Российская Федерация заключила действующий в течение соответствующего налогового периода (или его части) договор (соглашение) об избежании двойного налогообложения, а так же документ о полученном доходе и об уплате им налога за пределами Российской Федерации, подтвержденный налоговым органом соответствующего иностранного государства. Подтверждение может быть представлено как до уплаты налога или авансовых платежей, так и в течение одного года после окончания того налогового периода, по результатам которого налогоплательщик претендует на получение освобождения от налогообложения, налоговых вычетов или привилегий.*
6.Законодательные и нормативные акты, регламентирующие порядок налогообложения указанных доходов.	*Гл. 23 Налогового Кодекса РФ "Налог на доходы физических лиц" (с изменениями и дополнениями)*	

8.9. Сведения об объявленных (начисленных) и о выплаченных дивидендах по акциям эмитента, а также о доходах по облигациям эмитента.

Категория акций: ***обыкновенные***

Форма акций: ***именные бездокументарные***
Дивиденды по акциям данной категории (типа):

Отчетный период: ***1999 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.02***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***714 519 894.1***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***30.06.2000***
Дата и номер протокола годового общего собрания акционеров: ***30.06.2000, №11***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 15.07.2000 по 15.07.2001***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***714 519 894.1***
Причины невыплаты (неполной выплаты): ***Нет***

Отчетный период: ***2000 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.041***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 464 765 788.74***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***06.05.2001***
Дата и номер протокола годового общего собрания акционеров: ***11.05.2001, №12***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 1.06.2001 по 1.06.2002***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 464 765 788.74***
Причины невыплаты (неполной выплаты): ***Нет***

Отчетный период: ***2001 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.033***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 178 957 849.05***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***30.03.2002***
Дата и номер протокола годового общего собрания акционеров: ***05.04.2002, №13***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 3.06.2002 по 2.06.2003***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 178 957 849.05***
Причины невыплаты (неполной выплаты): ***Нет***

Отчетный период: ***2002 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.032***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 143 231 831.87***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***20.03.2003***

Дата и номер протокола годового общего собрания акционеров: *24.03.2003, №14*
Срок, отведенный для выплаты объявленных дивидендов: ***60 дней со дня принятия решения о выплате***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 143 231 831.87***
Причины невыплаты (неполной выплаты): ***Нет***
Отчетный период: ***2003 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.14***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***5 001 639 258.70***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***20.03.2004***
Дата и номер протокола годового общего собрания акционеров: ***22.03.2004, №15***
Срок, отведенный для выплаты объявленных дивидендов: ***с 1.04.2004 по 19.05.2004***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***5 001 639 258.70***
Причины невыплаты (неполной выплаты): ***Нет***

Категория акций: ***привилегированные***
Тип акций: ***Нет***
Форма акций: ***именные бездокументарные***
Дивиденды по акциям данной категории (типа):

Период: ***1999 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.086***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***662 371 849.09***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***30.06.2000***
Дата и номер протокола годового общего собрания акционеров: ***30.06.2000, №11***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 15.07.2000 по 15.07.2001***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***662 371 849.09***
Причины невыплаты (неполной выплаты): ***Нет***

Период: ***2000 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.18***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 386 359 682.3***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***06.05.2001***
Дата и номер протокола годового общего собрания акционеров: ***11.05.2001, №12***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 1.06.2001 по 1.06.2002***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в***

установленном и утвержденном порядке выплаты дивидендов
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 386 359 682.3***
Причины невыплаты (неполной выплаты): ***Нет***

Период: ***2001 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.1***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***770 199 823.5***

Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***30.03.2002***
Дата и номер протокола годового общего собрания акционеров: ***05.04.2002, №13***
Срок, отведенный для выплаты объявленных дивидендов: ***1 год с 3.06.2002 по 2.06.2003***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***770 199 823.5***
Причины невыплаты (неполной выплаты): ***Нет***

Период: ***2002 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.096***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***739 391 830.62***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***20.03.2003***
Дата и номер протокола годового общего собрания акционеров: ***24.03.2003, №14***
Срок, отведенный для выплаты объявленных дивидендов: ***60 дней со дня принятия решения о выплате***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***739 391 830.62***
Причины невыплаты (неполной выплаты): ***Нет***

Период: ***2003 г.***
Размер дивидендов, начисленных на одну акцию (руб.): ***0.16***
Размер дивидендов, начисленных в совокупности по всем акциям (руб.): ***1 232 319 717.60***
Наименование органа управления эмитента, принявшего решение о выплате дивидендов: ***годовое общее собрание акционеров***
Дата проведения годового общего собрания акционеров: ***20.03.2004***
Дата и номер протокола годового общего собрания акционеров: ***22.03.2004, №15***
Срок, отведенный для выплаты объявленных дивидендов: ***с 1.04.2004 по 19.05.2004***
Форма и иные условия выплаты объявленных дивидендов: ***денежные средства в установленном и утвержденном порядке выплаты дивидендов***
Общий размер дивидендов, выплаченных по всем акциям одной категории (руб.): ***1 232 319 717.60***
Причины невыплаты (неполной выплаты): ***Нет***

В связи с окончанием сроков выплаты дивидендов, дивиденды за 1999 – 2003 годы

ОАО «Сургутнефтегаз» выплачены в полном объеме. По причинам, не зависящим от Общества, таким как неверные, неполные либо устаревшие данные о реквизитах банковского счета и/или почтовом адресе акционера, которые он указал в анкете зарегистрированного лица для получения дивидендов, денежные средства в размере 84 667 248 рублей были депонированы. Эта сумма отражена в строке 630 бухгалтерского баланса за отчетный период (форма 1).

8.10.Иные сведения.

Компетенция органов управления Общества, указанная в п.5.1 настоящего отчета, приведена в соответствии с Уставом Общества, применяемым в части не противоречащей нормам действующего законодательства РФ.

Значения долей в Уставных капиталах ограничены четырьмя знаками после запятой.

ПРИЛОЖЕНИЕ 1

Бухгалтерская отчетность
на 30.06.2004

БУХГАЛТЕРСКИЙ БАЛАНС

		Коды
	Форма № 1 по ОКУД	0710001
на **30 июня 2004 г.**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКВЭД	11.10.11
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	384

Актив	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
1.Внеоборотные активы			
Нематериальные активы	**110**	*145 810*	*149 171*
Основные средства	**120**	*261 001 952*	*251 044 743*
Незавершенное строительство	**130**	*10 458 681*	*14 942 309*
Доходные вложения в материальные ценности	**135**		
Долгосрочные финансовые вложения	**140**	*110 760 815*	*139 858 932*
Отложенные налоговые активы	**145**	*541 789*	*806 547*
Прочие внеоборотные активы	**150**	*4 786 350*	*4 997 566*
Итого по разделу 1	**190**	***387 695 397***	***411 799 268***
II. Оборотные активы			
Запасы **в том числе:**	**210**	*14 458 817*	*14 866 129*
сырье, материалы и др. аналогичные ценности	**211**	*11 967 797*	*11 821 285*
животные на выращивании и откорме	**212**		
затраты в незавершенном производстве	**213**	*132 757*	*136 075*
готовая продукция и товары для	**214**	*1 316 049*	*1 401 828*

перепродажи			
товары отгруженные	215	*43 076*	*24 451*
расходы будущих периодов	216	*425 435*	*418 493*
прочие запасы и затраты	217	*573 703*	*1 063 997*
Налог на добавленную стоимость по приобретенным ценностям	220	*1 773 817*	*1 745 800*
Дебиторская задолженность (платежи по которой ожидаются более, чем через 12 месяцев после отчетной даты)	230	*684 954*	*1 165 846*
в том числе: покупатели и заказчики	231	*9 300*	*9 205*
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	*23 479 294*	*25 919 530*
в том числе: покупатели и заказчики	241	*16 796 515*	*19 303 620*
Краткосрочные финансовые вложения	250	*36 399 460*	*28 348 416*
Денежные средства	260	*635 465*	*497 402*
Прочие оборотные активы	270	*115 859 279*	*123 337 426*
Итого по разделу II	290	***193 291 086***	***195 880 549***
Баланс	300	***580 986 483***	***607 679 817***

Пассив	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
III. Капитал и резервы			
Уставный капитал	410	*43 427 993*	*43 427 993*
Собственные акции, выкупленные у акционеров	411		
Добавочный капитал	420	*361 246 646*	*372 177 060*
Резервный капитал	430	*6 514 198*	*6 514 198*
в том числе: резервы, образованные в соответствии с законодательством	431	*6 514 198*	*6 514 198*
резервы, образованные в соответствии с учредительными документами	432		
Прибыль (непокрытый убыток) прошлых лет	460	*138 007 756*	*120 843 383*
Нераспределенная прибыль (непокрытый убыток) отчетного года	470		*36 122 924*
Прибыль (убыток) отчетного года, рассчитанная от курсовых разниц	471		*(2 270 556)*
Затраты за счет прибыли отчетного года	472		
Итого по разделу III	490	***549 196 593***	***576 815 002***
IV.Долгосрочные обязательства			
Займы и кредиты	510	*1 663 293*	*1 641 820*
Отложенные налоговые обязательства	515	*375 306*	*639 106*
Прочие долгосрочные обязательства	520		
Итого по разделу IV	590	***2 038 599***	***2 280 926***
V. Краткосрочные обязательства			
Займы и кредиты	610	*5 311 728*	*4 727 998*
Кредиторская задолженность	620	*14 758 257*	*15 019 576*

в том числе:			
поставщики и подрядчики	**621**	*2 187 860*	*1 852 526*
задолженность перед персоналом организации	**622**	*1 737 171*	*1 622 895*
задолженность перед государственными внебюджетными фондами	**623**	*278 230*	*453 048*
задолженность по налогам и сборам	**624**	*6 493 622*	*8 478 070*
прочие кредиторы	**625**	*4 061 374*	*2 613 037*
Задолженность перед участниками (учредителями) по выплате доходов	**630**	*67 936*	*84 668*
Доходы будущих периодов	**640**	*6 466 174*	*5 918 215*
Резервы предстоящих расходов	**650**	*3 147 196*	*2 833 432*
Прочие краткосрочные обязательства	**660**		
Итого по разделу V	**690**	***29 751 291***	***28 583 889***
Баланс	**700**	***580 986 483***	***607 679 817***

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

		Коды
	Форма № 2 по ОКУД	0710002
за **1 полугодие 2004 года**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча**	по ОКВЭД	11.10.11
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	384

Показатель наименование	**Код**	**За отчетный период**	**За аналогичный период предыдущего года**
1	**2**	**3**	**4**
Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	010	*128 705 617*	*95 662 184*
Себестоимость проданных товаров, продукции, работ, услуг	020	*(72 596 340)*	*(61 159 230)*
Валовая прибыль (010-020)	029	*56 109 277*	*34 502 954*
Коммерческие расходы	030	*(7 905 555)*	*(6 239 226)*
Управленческие расходы	040		
Прибыль (убыток) от продаж (029-030-040)	050	***48 203 722***	***28 263 728***
Прочие доходы и расходы			
Проценты к получению	060	*1 188 993*	*1 519 724*
Проценты к уплате	070	*(16 315)*	*(12 989)*
Доходы от участия в других организациях	080	*82 953*	*20 351*
Прочие операционные доходы	090	*76 102 244*	*95 340 894*
Прочие операционные расходы	100	*(81 008 868)*	*(98 528 082)*
Внереализационные доходы и расходы			
Внереализационные доходы	120	*2 470 937*	*1 037 000*

Внереализационные доходы (курсовая разница)	121	*4 374 304*	*701 211*
Внереализационные расходы	130	*(1 071 922)*	*(749 584)*
Внереализационные расходы (курсовая разница)	131	*(6 644 860)*	*(9 477 801)*
Прибыль (убыток) отчетного года, рассчитанная от курсовых разниц (121-131)	135	***(2 270 556)***	***(8 776 590)***
Прибыль (убыток) до налогообложения (050+060-070+080+090-100+120-130)	140	***45 951 744***	***26 891 042***
Отложенные налоговые активы	141	*264 758*	
Отложенные налоговые обязательства	142	*(263 800)*	
Текущий налог на прибыль	150	*(9 809 535)*	*(3 147 155)*
Обязательные платежи за счет прибыли	151	*(20 243)*	*(408)*
Затраты за счет прибыли отчетного года	152		
Нераспределенная прибыль (убыток) отчетного года (140+141-142-150-151-152)	190	***36 122 924***	***23 743 479***
Справочно.			
Постоянные налоговые обязательства (активы)	200	*1 212 669*	
Базовая прибыль (убыток) на акцию			
Разводненная прибыль (убыток) на акцию			

ПРИЛОЖЕНИЕ 2

Сводная бухгалтерская отчетность на 31 декабря 2003 год

Сводная бухгалтерская отчетность Общества за 2003 год подготовлена исходя из Федерального Закона от 21.11.1996 № 129-ФЗ «О бухгалтерском учете», «Положения по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденного приказом Министерства финансов РФ от 29.07.1998 № 34н, «Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» ПБУ 4/99, утвержденного приказом Министерства финансов РФ от 06.07.1999 № 43н, приказа Министерства финансов РФ от 22.07.2003 № 67н «О формах бухгалтерской отчетности организаций», приказа Министерства финансов РФ от 26.12.1996 № 112 «О методических рекомендациях по составлению и представлению сводной бухгалтерской отчетности».

БУХГАЛТЕРСКИЙ БАЛАНС

		Коды
	Форма № 1 по ОКУД	0710001
на **31 декабря 2003 г.**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча, нефтепереработка, сбыт**	по ОКВЭД	11.10.11
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	384

Сводная

Актив	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
1.Внеоборотные активы			
Нематериальные активы	**110**	161 284	192 561
Деловая репутация дочерних обществ	**111**	39 951 271	39 961 214

Основные средства	**120**	227 333 596	224 003 030
Незавершенное строительство	**130**	14 454 819	14 151 292
Доходные вложения в материальные ценности	**135**		
Долгосрочные финансовые вложения	**140**	65 528 018	92 956 868
Отложенные налоговые активы	**145**		559 922
Прочие внеоборотные активы	**150**	2 772 429	4 806 020
Итого по разделу 1	**190**	**350 201 417**	**376 630 907**
II. Оборотные активы			
Запасы в том числе:	**210**	16 840 342	17 672 464
сырье, материалы и др. аналогичные ценности	**211**	12 340 142	13 617 611
животные на выращивании и откорме	**212**	47 879	28 737
затраты в незавершенном производстве	**213**	614 434	624 296
готовая продукция и товары для перепродажи	**214**	2 879 273	2 203 729
товары отгруженные	**215**	54 284	64 439
расходы будущих периодов	**216**	646 492	559 949
прочие запасы и затраты	**217**	257 838	573 703
Налог на добавленную стоимость по приобретенным ценностям	**220**	2 705 228	3 088 441
Дебиторская задолженность (платежи по которой ожидаются более, чем через 12 месяцев после отчетной даты)	**230**	237 356	691 183
в том числе: покупатели и заказчики	**231**	1 535	156
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	**240**	22 169 570	23 380 541
в том числе: покупатели и заказчики	**241**	14 855 941	15 930 090
Краткосрочные финансовые вложения	**250**	30 238 860	34 017 731
Денежные средства	**260**	1 979 962	1 443 275
Прочие оборотные активы	**270**	104 888 523	115 859 279
Итого по разделу II	**290**	**179 059 841**	**196 152 914**
Баланс	**300**	**529 261 258**	**572 783 821**

Пассив	Код показателя	На начало отчетного года	На конец отчетного периода
1	2	3	4
III. Капитал и резервы			
Уставный капитал	**410**	*43 427 993*	*43 427 993*
Собственные акции, выкупленные у акционеров	**411**	-	-
Добавочный капитал	**420**	*287 683 919*	*329 054 884*
Резервный капитал в том числе:	**430**	*6 523 153*	*6 522 802*
резервы, образованные в соответствии с законодательством	**431**	*6 523 153*	*6 522 802*

резервы, образованные в соответствии с учредительными документами	432		
Прибыль (непокрытый убыток) прошлых лет	460	*158 411 169*	*149 675 078*
Нераспределенная прибыль (непокрытый убыток) отчетного года	470		*53 898 804*
Прибыль (убыток) отчетного года, рассчитанная от курсовых разниц	471		*(13 584 574)*
Затраты за счет прибыли отчетного года	472		*(33 610 794)*
Итого по разделу III	490	***496 046 234***	***535 384 193***
Доля меньшинства	491	***3 544 062***	***3 678 292***
Деловая репутация дочерних обществ	492	***15 461***	***15 461***
IV.Долгосрочные обязательства			
Займы и кредиты	510	*2 028 916*	*1 793 419*
Отложенные налоговые обязательства	515		*428 036*
Прочие долгосрочные обязательства	520		
Итого по разделу IV	590	***2 028 916***	***2 221 455***
V. Краткосрочные обязательства			
Займы и кредиты	610	*687 270*	*2 793 475*
Кредиторская задолженность в том числе:	620	*15 686 610*	*18 997 037*
поставщики и подрядчики	621	*2 909 310*	*2 425 270*
задолженность перед персоналом организации	622	*1 744 608*	*1 789 901*
задолженность перед государственными внебюджетными фондами	623	*336 725*	*321 570*
задолженность по налогам и сборам	624	*2 032 303*	*6 790 982*
прочие кредиторы	625	*8 663 664*	*7 669 314*
Задолженность перед участниками (учредителями) по выплате доходов	630	*465 943*	*66 821*
Доходы будущих периодов	640	*7 933 981*	*6 470 556*
Резервы предстоящих расходов	650	*2 852 781*	*3 156 531*
Прочие краткосрочные обязательства	660		
Итого по разделу V	690	***27 626 585***	***31 484 420***
Баланс	700	***529 261 258***	***572 783 821***

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

		Коды
	Форма № 2 по ОКУД	0710002
за **2003 год**	Дата (год, месяц, число)	
Организация: **ОАО "Сургутнефтегаз"**	по ОКПО	05753490
Идентификационный номер налогоплательщика	ИНН	8602060555
Вид деятельности: **нефтедобыча, нефтепереработка, сбыт**	по ОКВЭД	11.10.11
Организационно-правовая форма / форма собственности: **ОАО**	по ОКОПФ/ОКФС	47/16
Единица измерения: **тыс. руб.**	по ОКЕИ	384

Сводный

Показатель наименование	Код	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
Доходы и расходы по обычным видам деятельности			

Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	010	*235 145 335*	*200 944 985*
Себестоимость проданных товаров, продукции, работ, услуг	020	*(147 072 493)*	*(122 782 161)*
Валовая прибыль (010-020)	029	*88 072 842*	*78 162 824*
Коммерческие расходы	030	*(14 595 532)*	*(12 755 518)*
Управленческие расходы	040	*(16 453)*	*(4 678)*
Прибыль (убыток) от продаж (029-030-040)	050	***73 460 857***	***65 402 628***
Прочие доходы и расходы			
Проценты к получению	060	*2 157 147*	*2 149 375*
Проценты к уплате	070	*(63 503)*	*(45 441)*
Доходы от участия в других организациях	080	*128 089*	*5 293*
Прочие операционные доходы	090	*207 183 020*	*128 181 649*
Прочие операционные расходы	100	*(213 244 372)*	*(131 966 822)*
Внереализационные доходы и расходы			
Внереализационные доходы	120	*1 809 413*	*1 315 221*
Внереализационные доходы (курсовая разница)	121	*3 804 525*	*8 005 224*
Внереализационные расходы	130	*(5 679 648)*	*(2 947 986)*
Внереализационные расходы (курсовая разница)	131	*(17 389 099)*	*(462 720)*
Прибыль (убыток) отчетного года, рассчитанная от курсовых разниц (121-131)	**135**	***(13 584 574)***	*7 542 504*
Прибыль (убыток) до налогообложения (050+060-070+080+090-100+120-130)	**140**	***65 751 003***	***62 093 917***
Отложенные налоговые активы	141	*559 922*	
Отложенные налоговые обязательства	142	*(428 036)*	
Текущий налог на прибыль	150	*(11 970 044)*	*(12 287 019)*
Обязательные платежи за счет прибыли	151	*(14 041)*	*(31 248)*
Затраты за счет прибыли отчетного года	152	*(33 610 794)*	*(39 102 224)*
Нераспределенная прибыль (убыток) отчетного года (140+141-142-150-151-152)	**190**	***20 288 010***	***10 673 426***
Доля меньшинства	**195**	***145 820***	***29 160***
Справочно.			
Постоянные налоговые обязательства (активы)	200	*206 470*	
Базовая прибыль (убыток) на акцию			
Разводненная прибыль (убыток) на акцию			